As filed with the Securities and Exchange Commission on March 15, 2011

Registration No. 333-166438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ELLIE MAE, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	94-3288780
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4155 Hopyard Road, Suite 200

Pleasanton, California 94588

(925) 227-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sigmund Anderman

Chief Executive Officer

Ellie Mae, Inc.

4155 Hopyard Road, Suite 200

Pleasanton, CA 94588

(925) 227-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Christopher L. Kaufman Robert W. Phillips Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Elisa Lee Vice President and General Counsel Ellie Mae, Inc. 4155 Hopyard Road, Suite 200 Pleasanton, California 94588 (925) 227-7000	Jeffrey D. Saper Steven V. Bernard Michael Nordtvedt Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 15, 2011.

PROSPECTUS

             Shares

[LOGO]

Ellie Mae, Inc.

Common Stock

This is an initial public offering of shares of common stock of Ellie Mae, Inc.

Ellie Mae is offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares. Ellie Mae will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. The selling stockholders include our chief executive officer, our chief technology officer and entities affiliated with members of our board of directors.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . Ellie Mae intends to list the common stock on the New York Stock Exchange under the symbol “ELLI”.

See “Risk Factors” on page 11 to read about factors you should consider before buying shares of the common stock.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount

Proceeds, before expenses, to Ellie Mae

Proceeds, before expenses, to the selling stockholders

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from selling stockholders at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Barclays Capital expects to deliver the shares against payment in New York, New York on                     , 2011.

Barclays Capital
William Blair & Company	Piper Jaffray

Morgan Keegan

Prospectus dated                     , 2011.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “Ellie Mae,” “we,” “company,” “us” and “our” refer to Ellie Mae, Inc. and our wholly-owned subsidiaries.

Ellie Mae, Inc.

Overview

We host one of the largest electronic mortgage origination networks in the United States. Our network and the technology-enabled solutions we provide help streamline and automate the mortgage origination process, increasing efficiency, facilitating regulatory compliance and reducing documentation errors for our network participants.

The Ellie Mae Network electronically connects approximately 51,000 mortgage professionals to the mortgage lenders, investors and service providers integral to the origination and funding of residential mortgages. In 2010, over 2.0 million residential mortgage applications were initiated over the Ellie Mae Network. We believe, based in part on industry volume data reported by the Mortgage Bankers Association, this represented approximately 20% of the total U.S. residential mortgage market.

For mortgage originators, we provide Encompass software, a comprehensive operating system that handles key business and management functions involved in running a mortgage origination business, and serves as a gateway to the Ellie Mae Network. Mortgage originators use Encompass as a single tool for loan processing, marketing, customer communication and to interact electronically with lenders, investors and service providers over the Ellie Mae Network. We also offer Encompass users a variety of additional services, including automated preparation of the disclosure and closing documents borrowers must sign to obtain a loan, electronic document management and websites used for customer relationship management. For the lenders, investors and service providers on our network, we provide electronic connectivity that allows them to do business with a significant percentage of the mortgage origination professionals in the United States.

Mortgage originators pay us licensing and recurring subscription fees or fees on a per closed loan, or success, basis for our Encompass software, and fees on a subscription or transaction basis for our additional services. Lenders and service providers participating in the Ellie Mae Network also pay us fees, generally on a per transaction basis for business received from Encompass users. In 2010, we had revenues of $43.2 million and net income of $0.8 million.

Mortgage Industry Overview

Overview of Mortgage Origination Market

In each of the past ten years, at least eight million new residential mortgages, totaling at least $1.5 trillion, were funded in the United States.1 At the end of 2010, approximately 260,000 mortgage professionals were

[1]	Mortgage Bankers Association, U.S. Residential Originations from 2001 to 2010; Federal Housing Finance Agency, Combined Datasets Average Loan Size: 2010Q2.

engaged in originating residential mortgages.2 Mortgage originators advise borrowers, process loan files and collect and verify the property and borrower data upon which lending decisions are based. Mortgage originators generally fall into three main categories:

•

Mega Lenders.    There are approximately 20 “mega lenders” which typically are large commercial banks that have both a retail channel in which they work directly with borrowers to originate loans and a wholesale channel in which they buy loans originated by other mortgage originators, such as mortgage banks, smaller lenders, credit unions and mortgage brokerages.

•

Mortgage Lenders.    There are approximately 7,500 other mortgage lenders, such as mortgage banks, smaller commercial banks, thrifts and credit unions. Mortgage lenders source and fund loans and generally sell most of these funded loans to mega lenders or other investors.

•

Mortgage Brokerages.    There were forecasted to be approximately 12,000 mortgage brokerages at the end of 2010[3], which are independent sales companies originating loans for multiple mortgage lenders. Mortgage brokerages process and submit loan files to a mortgage lender or mega lender that funds the loan.

In 2009, 48% of mortgages originated nationwide were funded directly through the retail channels of the mega lenders and the remaining 52% were funded through other mortgage lenders and brokerages.4 Based on information published by Inside Mortgage Finance, for 2010, this split was 50% / 50%.5

The Mortgage Origination Process

Originating a residential mortgage involves multiple parties and requires a complex series of data-laden transactions that must be handled accurately under tight time constraints. By the time a mortgage has been funded, the typical loan package contains over one thousand pages of documents that come from over a dozen different entities, usually operating on disparate technology systems and databases. Traditionally, much of the data used to prepare these documents has been gathered manually, rather than electronically, with documents exchanged among the many participants by facsimile, courier or mail. The entire process results in significant duplicative efforts, time delays, errors, costs and redundant paper documentation, and often exposes borrower data to privacy and security breaches.

It is estimated that electronic processing of mortgages would reduce origination costs by approximately $700 per loan.6 In 2009, less than 1% of residential mortgage originations were processed completely electronically.7

Recent Mortgage Industry Trends and Developments

The mortgage industry has undergone significant change since 2007, largely in response to the hundreds of billions of dollars of loan defaults and massive losses suffered by lenders and investors. This has led to four major trends that have significantly impacted the residential mortgage industry, including:

•	increased regulation;

•	increased quality standards imposed by lenders and investors;

[2]	Bureau of Labor Statistics, Mortgage Employment Statistics, February 2011.
[3]	Access Mortgage Research & Consulting, Inc., Mortgage Brokers 2010, September 2010.
[4]	Inside Mortgage Finance, Correspondent Production Continued Strong Run in 2009; Broker Market Hit New Low, February 26, 2010.
[5]	Inside Mortgage Finance, February 25, 2011, p. 3, Retail Reigned in 2010 as Lenders Shun Mortgage Broker Production Channel. Copyright 2011.
[6]	Mortgage Bankers Association, MISMO—A “Time and Motion” Study, October 2004.
[7]	National Mortgage News, 5% Share for E-Mortgages? Next Year. Or Maybe 2011, May 21, 2009.

•	greater focus on operational efficiencies; and

•	a significant market shift from mortgage brokerages to mortgage lenders as the number of mortgage brokerages has declined.

The Ellie Mae Solution

Our technology-enabled solutions help streamline and automate the mortgage origination process, increasing efficiency, facilitating regulatory compliance and reducing documentation errors for all Ellie Mae Network participants.

For mortgage originators:

•

Encompass software provides our customers with a core business operating system, streamlining and enhancing business-critical functions, including customer acquisition, loan processing, task management, communication with borrowers and other mortgage origination participants, reporting, regulatory compliance and general business management. We provide our Encompass software to mortgage lenders, or Lender Encompass Users, and mortgage brokerages, or Broker Encompass Users. We do not market Encompass to the retail channels of the mega lenders, which generally have their own proprietary loan origination software.

•

The Encompass services we offer our Encompass users include disclosure and closing document preparation, electronic document management, automated verification of regulatory compliance and borrower-facing websites enabling them to market to and support their customers.

•

The Ellie Mae Network enables Encompass users to submit loan data and entire files electronically and securely to lenders and electronically order and receive settlement services necessary to originate a loan.

For lenders, investors and service providers:

•

The Ellie Mae Network provides greater and more cost-effective electronic access to a significant percentage of mortgage origination professionals, increasing their revenue opportunities and lowering their marketing and loan aggregation costs.

•

Lenders, investors and service providers can seamlessly receive data directly from mortgage originators, reducing redundant data entries and errors and lowering loan-fulfillment and customer support costs.

•

The Ellie Mae Network facilitates targeted marketing by lenders, investors and service providers allowing them to set specific criteria to identify the loans for which they wish to provide funding or their settlement services, thereby significantly reducing traditional sales and marketing costs and potentially increasing market penetration for existing participants as well as new entrants.

•	Lenders can also use the Ellie Mae Network to ensure that they only receive loan applications that meet their specific loan quality and compliance standards.

Our Strategy

Our mission is to be the industry standard electronic network for residential mortgage origination in the United States. Key elements of our strategy include:

•

Increasing the number of participants on the Ellie Mae Network by continuing to enhance the features and functionality of our Encompass software for mortgage originators and by educating lenders and service providers of the benefits of automated origination and network participation.

•

Focusing on Lender Encompass Users, both because mortgage origination volume has shifted significantly to mortgage lenders, and because mortgage lenders typically order more of our services than mortgage brokers.

•	Focusing on selling our Encompass SaaS, or software as a service, success-based pricing model to align customer payment to Ellie Mae with their receipt of revenues.

•	Selling Encompass users additional products and services, such as document preparation, electronic document management, compliance services, website hosting and product and pricing services.

•	Encouraging Encompass users to order more settlement services electronically through the Ellie Mae Network.

•	Selling lenders and service providers Ellie Mae Network offerings.

•	Acquiring businesses to complement our Encompass software and services offerings.

Risks Associated with our Business

There are a number of risks and uncertainties that may affect our business, financial and operating performance and growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 11, before investing in our common stock. These risks include, among others:

•	the extreme turmoil in the mortgage industry that began in 2007 has adversely affected and may continue to adversely affect our business;

•

the anticipated increase in mortgage interest rates, as well as other factors, is expected to result in lower mortgage lending volume in 2011 and 2012 than in 2010, which could adversely affect our business;

•

our future performance will be highly dependent on our ability to continue to attract Encompass SaaS customers, and, to a lesser extent, to grow revenues from new Ellie Mae Network offerings and new services;

•	if we fail to increase the number of Lender Encompass Users and other Ellie Mae Network participants or retain existing users and participants, our business may be harmed; and

•

the success of our business depends both on the continuation of the trend toward electronic processing of mortgages and our ability to increase the use of the Ellie Mae Network to order settlement services.

Corporate Information

We were originally incorporated in California in August 1997. We reincorporated in Delaware in November 2009. Our principal executive offices are located at 4155 Hopyard Road, Suite 200, Pleasanton, CA 94588, and our telephone number is (925) 227-7000. Our website address is www.elliemae.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Ellie Mae®, the Ellie Mae logo, Encompass®, Encompass360®, Ellie Mae Network™, Encompass CenterWise™, Encompass Closer™, Mavent® and other trademarks or service marks of Ellie Mae appearing in this prospectus are the property of Ellie Mae. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock offered:

by us	shares.

by the selling stockholders	shares (or shares if the underwriters exercise their overallotment option in full).

Shares outstanding after the offering	shares.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes. Although we have no present understandings, commitments or agreements to enter into any acquisitions or investments, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business.

We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. However, we will receive approximately $ million in the aggregate from selling stockholders who will pay to us the exercise price for options or warrants exercised by them for the purpose of selling shares in this offering. The selling stockholders include our chief executive officer, our chief technology officer and entities affiliated with members of our board of directors. See “Principal and Selling Stockholders.”

Risk factors	See “Risk Factors” beginning on page 11 and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed New York Stock Exchange symbol	ELLI

The number of shares of our common stock outstanding after this offering is based on 46,200,882 shares outstanding as of December 31, 2010, plus (1)             shares to be sold by us in this offering and (2)             shares that will be issued upon exercise of options or warrants held by selling stockholders for the purpose of selling shares in this offering.

As of December 31, 2010, we had 46,200,882 shares outstanding, excluding:

•

10,838,045 shares of common stock issuable upon the exercise of options to purchase our common stock outstanding as of December 31, 2010 at a weighted average exercise price of $1.17 per share, including              shares that will be issued upon the exercise of options with a weighted average exercise price of $             per share by selling stockholders and sold by them in this offering;

•

1,341,793 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2010 at a weighted average exercise price of $1.32 per share, including              shares that will be issued upon the exercise of warrants with a weighted average exercise price of $             per share by selling stockholders and sold by them in this offering; and

•	an aggregate of 1,539,365 additional shares of common stock reserved for issuance under our equity incentive plans.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	a 1-for- reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement, of which this prospectus is a part;

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•	the automatic conversion of all of our outstanding preferred stock into an aggregate of 35,311,759 shares of common stock immediately prior to the completion of this offering; and

•	no exercise of the underwriters’ overallotment option to purchase additional shares of our common stock.

Summary Consolidated Financial Data

The following tables present our consolidated financial and other data for our business for the periods indicated. We derived the consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Years Ended December 31,
	2008	2009	2010
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenues	$33,573	$37,707	$43,234
Cost of revenues(1)	13,028	12,163	12,505

Gross profit	20,545	25,544	30,729
Operating expenses:
Sales and marketing(1)	7,553	7,532	9,555
Research and development(1)	6,898	7,945	10,468
General and administrative(1)	7,470	8,213	9,823

Total operating expenses	21,921	23,690	29,846

Income (loss) from operations	(1,376)	1,854	883
Other income, net	293	72	119

Income (loss) before income taxes	(1,083)	1,926	1,002
Income tax provision (benefit)	(24)	264	225

Net income (loss)	$(1,059)	$1,662	$777

Net income (loss) per share:
Basic	$(0.11)	$0.17	$0.07

Diluted	$(0.11)	$0.04	$0.02

Weighted average shares outstanding:
Basic	9,620,871	9,798,399	10,487,193

Diluted	9,620,871	46,606,153	51,440,551

Pro forma net income (loss) per share (unaudited)(2):
Basic			$0.02

Diluted			$0.02

Pro forma weighted average shares outstanding (unaudited)(2):
Basic			45,798,952

Diluted			51,440,551

	As of December 31, 2010
	Actual	Pro Forma (unaudited)(3)	Pro Forma as Adjusted (unaudited)(4)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$14,349	$14,349	$
Short-term investments	2,556	2,556
Property and equipment, net	2,710	2,710
Working capital	15,788	15,788
Total assets	62,956	62,956
Redeemable convertible preferred stock	82,672	—
Total stockholders’ equity (deficit)	(31,825)	50,847

	Years Ended December 31,
	2008	2009	2010
	(unaudited)
Other operational data(5):
Active Encompass Users (at end of period):
Active Lender Encompass Users	28,083	33,221	39,687
Active Broker Encompass Users	29,344	21,806	11,014

Total Active Encompass Users	57,427	55,027	50,701

Average Active Encompass Users (during period):
Average Active Lender Encompass Users	29,614	32,836	36,625
Average Active Broker Encompass Users	38,155	25,447	15,352

Average Total Active Encompass Users	67,769	58,283	51,977

Encompass-related revenues (in thousands):
Encompass-related revenues—Lenders	$20,389	$26,386	$34,116
Encompass-related revenues—Brokers	8,762	5,482	4,683

Total Encompass-related revenues	$29,151	$31,868	$38,799

Encompass-related revenues per Average Active Encompass Users:
Encompass-related revenues—Lenders per Average Active Lender Encompass Users	$688	$804	$932
Encompass-related revenues—Brokers per Average Active Broker Encompass Users	230	215	305
Encompass-related revenues per Average Active Encompass Users	430	547	746

SaaS success-based pricing-related data:
Active SaaS Success-Based Pricing Encompass Users (at end of period)	—	1,261	8,704
SaaS success-based pricing-related revenues (in thousands)	$—	$—	$4,944

	Years Ended December 31,
	2008	2009	2010
	(in thousands, unaudited)
Non-GAAP financial data(6):
Adjusted EBITDA	$3,032	$5,836	$4,932
Adjusted net income (loss)	(627)	3,052	3,215

(1)	Stock-based compensation included in above line items:

	Years Ended December 31,
	2008	2009	2010
	(in thousands)
Cost of revenues	$19	$144	$192
Sales and marketing	35	145	303
Research and development	78	271	443
General and administrative	147	563	1,130

Total	$279	$1,123	$2,068

(2)	Calculated assuming the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 35,311,759 shares of common stock prior to the completion of this offering.
(3)	Reflects, on a pro forma basis, a 1-for reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement of which this prospectus is a part and the automatic conversion described in footnote (2).
(4)

Reflects, on a pro forma basis, the automatic conversion described in footnote (2) and the reverse split described in footnote (3) and, on an as adjusted basis, the sale by us of              shares of common stock offered by this prospectus at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), the issuance of             shares upon the exercise of options and warrants at a weighted average exercise price of $            per share by the selling stockholders for the purpose of selling shares in this offering, and our application of the estimated net proceeds as described in “Use of Proceeds.” A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the amount of total stockholders’ equity by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(5)	An Active Encompass User is a mortgage origination professional who has used Encompass software at least once within a 90-day period preceding the measurement date, and represents the total of both subcategories of Active Lender Encompass Users and Active Broker Encompass Users. Average number of Active Encompass Users during a period is calculated by averaging the monthly Active Encompass Users or subcategory during a period. Encompass-related revenues for a period are all revenues derived from Encompass users or subcategory as well as any other revenue derived from interactions between Encompass users or subcategory and third parties through the Ellie Mae Network during the period, excluding revenues from our legacy and acquired products, to the extent it does not involve a sale to Encompass users. Encompass-related revenues per Average Active Encompass User is calculated by dividing Encompass-related revenues by the average number of Active Encompass Users or subcategory during the period. An Active SaaS Success-Based Pricing Encompass User is a mortgage origination professional who has used the Encompass SaaS software under our success-based pricing model at least once within a 90-day period preceding the measurement date. SaaS success-based pricing revenues for a period consists of revenues derived from Active SaaS Success-Based Pricing Encompass Users as well as any other revenue derived from interactions between such users and third parties through the Ellie Mae Network during the period (excluding legacy and acquired products to the extent it does not involve a sale to such users).
(6)	Adjusted EBITDA represents net income (loss) before interest (income) expense, income tax expense (benefit), depreciation and amortization, amortization of acquired intangibles and stock-based compensation expense.

Adjusted net income (loss) represents net income (loss) before amortization of acquired intangibles and stock-based compensation expense.

We use adjusted EBITDA and adjusted net income (loss) in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, including:

•	for planning purposes, including the preparation of annual budgets;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors concerning our financial performance.

We also present adjusted EBITDA and adjusted net income (loss) as supplemental performance measures because we believe that these measures provide our board of directors, management and investors with important additional information to measure our performance. These non-GAAP financial measures enable period to period comparisons by excluding potential differences caused by variations in the age and book depreciation of fixed assets and amortization of intangibles related to acquisitions, and changes in interest expense and interest income that are influenced by capital market conditions. We also believe it is useful to exclude stock-based compensation expense from adjusted EBITDA and adjusted net income (loss) because the amount of non-cash expenses associated with stock-based awards made at a certain price and point in time (a) do not necessarily reflect how our business is performing at any particular time and (b) can vary significantly between periods due to the timing of new stock-based awards.

We believe adjusted EBITDA and adjusted net income (loss) are useful to investors in evaluating our operating performance because securities analysts use these non-GAAP financial measures as supplemental measures to evaluate the overall performance of companies and we anticipate that our investor and analyst presentations after we become publicly traded will include adjusted EBITDA and adjusted net income (loss). We note, however, that adjusted EBITDA and adjusted net income (loss) are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss), operating loss or any other performance measures derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity. We understand that adjusted EBITDA and adjusted net income (loss) have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for an analysis of our results as reported under GAAP. In particular, you should consider:

•	Adjusted EBITDA and adjusted net income (loss) do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and adjusted net income (loss) do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and adjusted net income (loss) do not reflect the non-cash component of employee compensation;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•

The expected increase in income tax payments if we generate net income before income tax expenses and our existing net operating loss carryforwards for federal and state income taxes of approximately $13.2 million and $15.0 million, respectively, as of December 31, 2010, have been fully utilized or expired or are otherwise unavailable; and

•	Other companies in our industry may calculate adjusted EBITDA and adjusted net income (loss) differently than we do, limiting their usefulness as a comparative measure.

We seek to address the inherent limitations associated with using these non-GAAP financial measures through disclosure of such limitations, the presentation of our financial statements in accordance with GAAP and the presentation of a reconciliation of adjusted EBITDA and adjusted net income (loss) to the most directly comparable GAAP measure, net income (loss). We also review GAAP measures and evaluate individual measures that are not included in Adjusted EBITDA and adjusted net income (loss), such as our levels of capital expenditures, equity issuance and interest expense, among other measures.

The table below sets forth a reconciliation of net income (loss) to adjusted EBITDA based on our historical results:

	Years Ended December 31,
	2008	2009	2010
	(in thousands, unaudited)
Net income (loss)	$(1,059)	$1,662	$777
Interest (income) expense, net	(293)	(72)	(119)
Income tax expense (benefit)	(24)	264	225
Depreciation and amortization	3,976	2,592	1,611
Amortization of acquired intangibles	153	267	370
Stock-based compensation expense	279	1,123	2,068

Adjusted EBITDA	$3,032	$5,836	$4,932

The table below sets forth a reconciliation of net income (loss) to adjusted net income (loss) based on our historical results:

	Years Ended December 31,
	2008	2009	2010
	(in thousands, unaudited)
Net income (loss)	$(1,059)	$1,662	$777
Amortization of acquired intangibles	153	267	370
Stock-based compensation expense	279	1,123	2,068

Adjusted net income (loss)	$(627)	$3,052	$3,215

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. If any of such risks actually occur, our business, operating results, financial condition or growth prospects could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

The extreme turmoil in the mortgage industry that began in 2007 has adversely affected and may continue to affect our business adversely.

As a result of the extreme turmoil in the mortgage industry and general economy that began in 2007, many mortgage originators, especially mortgage brokers, and other mortgage industry participants have gone out of business. In addition, those industry participants that continue in business face increased operating and regulatory challenges. Conditions that negatively impact our Encompass users or Ellie Mae Network participants have had a significant adverse effect on our business. For example, the number of Encompass users declined 35% from approximately 79,000 at December 31, 2006 to approximately 51,000 at December 31, 2010. During this period, the number of Active Broker Encompass Users declined by 80% and 30 of the 44 lenders accepting loans through the Ellie Mae Network went out of business or stopped funding loans through their wholesale channel for mortgage brokers between March 2007 and August 2009. In addition, the population of mortgage origination professionals who are the potential users of our Encompass software dropped 47% from approximately 495,000 at December 31, 2006 to approximately 260,000 at December 31, 2010.8 If conditions in the mortgage industry were to deteriorate further, our business would be materially adversely affected.

Mortgage lending volume is expected to be lower in 2011 and 2012 than it was in 2010 due to various economic factors, including the anticipated increase in mortgage interest rates, which could adversely affect our business.

Factors that adversely impact mortgage lending volumes include reduced consumer and investor demand for mortgages, more stringent underwriting guidelines, increased illiquidity in the secondary mortgage market, high levels of unemployment, high levels of consumer debt, lower consumer confidence, changes in tax and other regulatory policies, including the recent expiration of the home buyer’s tax credit, and other macroeconomic factors.

In addition, mortgage interest rates are currently near historic lows and many economists predict that mortgage interest rates will rise in 2011. Mortgage interest rates are influenced by a number of factors, particularly monetary policy. The Federal Reserve Bank may raise the Federal funds rate and has ceased purchasing Fannie Mae and Freddie Mac mortgage-backed securities, each of which would likely cause mortgage interest rates to rise. Increases in mortgage interest rates would reduce the volume of new mortgages originated, in particular the volume of mortgage refinancings. For example, the increase in mortgage interest rates in the second half of 2009 contributed to a significant decline in our revenues from transactions through the Ellie Mae Network and the services we provide.

The expected lower levels in residential mortgage loan volume in 2011 and 2012 as compared to 2010 levels will require us to increase our revenues per loan effected through the Ellie Mae Network in order to maintain our financial performance. Any additional decrease in residential mortgage volumes would exacerbate our need to increase revenues per loan effected through the Ellie Mae Network. We cannot assure you that we will be successful in our efforts to increase our revenues per loan effected through the Ellie Mae Network, which could materially adversely affect our business.

[8]	Bureau of Labor Statistics (Department of Labor), Mortgage Employment Statistics, February 2011.

Our future performance will be highly dependent on our ability to continue to attract Encompass SaaS customers, and, to a lesser extent, to grow revenues from new Ellie Mae Network offerings and new services.

Mortgage loan volume is expected to be lower in 2011 and 2012 than it was in 2010. To increase our revenues, we must increase the percentage of our software users who choose Encompass SaaS, from which we generate higher revenues than from our license offering. We believe that recent increases in the number of Encompass SaaS customers have been driven by our success-based pricing strategy. Initiatives that we have implemented in the past have, from time to time, been successful initially but not over the long term. We cannot assure you that our success-based pricing strategy will continue to be successful. If it is not successful, or if we are unable to identify an alternate strategy and successfully increase the number of Encompass SaaS customers, we may be materially adversely affected.

We must also increase use of our Ellie Mae Network offerings and our services, such as compliance and document preparation. We only began to offer certain Ellie Mae Network offerings in the fourth quarter of 2009 and our Encompass Compliance Service in the first quarter of 2010. Revenue from these Ellie Mae Network offerings has not been significant to date and we cannot assure you that these Ellie Mae Network offerings will achieve market acceptance and be successful. In the event these efforts are not successful, our business and growth prospects would be adversely affected.

If we fail to increase the number of Lender Encompass Users and other Ellie Mae Network participants or retain existing users and participants, our business may be harmed.

Ellie Mae revenue from Broker Encompass Users has declined significantly as a result of the significant reduction in the number of mortgage brokers. Our growth depends in large part on increasing the number of Lender Encompass Users and other Ellie Mae Network participants. To attract mega lenders and service providers to the Ellie Mae Network, we must convince them that the utility of, and access to mortgage originators on, the Ellie Mae Network is worth making payments to us for transactions ordered through the network by Encompass users. To grow our base of Encompass software users, in particular, we must increase the number of our Lender Encompass Users. We must also enhance the features and functionality of our Encompass software, convince mortgage lenders of the benefits of our software solution and the Ellie Mae Network and encourage them to switch from competing loan origination software products or to forego using traditional mortgage origination methods, including paper, facsimile, courier, mail and e-mail. Due to the fragmented nature of the mortgage industry, many mortgage industry participants may not be familiar with our Encompass solutions and the benefits of the Ellie Mae Network. We cannot assure you that we will be successful in attracting new Lender Encompass Users and other Ellie Mae Network participants and if we are unsuccessful in these efforts, our business may be harmed.

Additionally, existing Lender Encompass Users and other Ellie Mae Network participants may decide not to continue to use our solutions in favor of other means for financial or other reasons. We have agreements in place with various third-party lenders, service providers and investors to facilitate integration between their businesses and the Ellie Mae Network. Most of these contracts are not long term or are subject to termination rights. An unexpected termination, or a failure to renew, of a significant number of our agreements or relationships with third-party lenders, service providers or investors could have an adverse effect on our business.

The success of our business depends both on the continuation of the trend toward electronic processing of mortgages and our ability to increase the use of the Ellie Mae Network to order settlement services.

In order to grow our business, we must expand the use of settlement services on, and increase the number of transactions ordered through, the Ellie Mae Network. Our Encompass users currently employ the Ellie Mae Network to handle on average only four out of the approximately ten transactions per loan file, typically including ordering credit reports and accessing the automatic underwriting systems of Fannie Mae and Freddie Mac. This limited use is in part due to the fact that many providers of other settlement services, such as title reports and appraisals, do not provide electronic solutions that are superior to traditional processes. Increasing the number of transactions ordered through the Ellie Mae Network depends in large part on our ability to educate providers of settlement services of the benefits of electronic origination and network participation and our ability to encourage providers of settlement services to deliver their services electronically through the Ellie Mae Network in a manner that is attractive to mortgage professionals. If our future sales and marketing efforts are not successful in educating and encouraging additional mortgage originators and providers of settlement services to change their current business practices and adopt electronic mortgage origination and electronic delivery practices, our business may be adversely affected.

A continuation of the shift in residential mortgage volume to the retail channels of mega lenders would adversely affect our business opportunities.

Due in part to the turmoil in the mortgage industry, the percentage of the national volume of residential mortgages in the United States that were funded directly through the retail channels of mega lenders increased from 38% in 2006 to 48% in 2009.9 Based on information published by Inside Mortgage Finance, for 2010, these retail channels funded approximately 50%.10 We provide our Encompass software to mortgage lenders and mortgage brokers. We do not market Encompass software to the mega lenders, as they generally have their own proprietary loan origination software and do not participate on the Ellie Mae Network. If this shift continues, our business and growth prospects would be materially adversely affected.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our revenues and operating results have in the past varied and could in the future vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

•	fluctuations in mortgage lending volume;

•	the number of Encompass users;

•	the volume of mortgages originated by our Encompass users;

•	transaction volume on the Ellie Mae Network;

•	the level of demand for our Encompass Closer document preparation and other services we offer;

•	the timing of the introduction and acceptance of new Ellie Mae Network offerings and additional services;

•	costs associated with defending intellectual property infringement and other claims; and

•	changes in government regulation affecting Ellie Mae Network participants or our business.

As a result of these and other factors, our results have in the past not achieved and may in the future not achieve our internal projections. In addition, our operating results in future periods may not meet the expectations of investors or public market analysts who follow our company, which could cause our stock price to decline rapidly and significantly. The results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

[9]	Inside Mortgage Finance, Correspondent Production Continued Strong Run in 2009; Broker Market Hit New Low, February 26, 2010.
[10]	Inside Mortgage Finance, February 25, 2011, p. 3, Retail Reigned in 2010 as Lenders Shun Mortgage Broker Production Channel. Copyright 2011.

As a public company, we will be required to maintain a system of effective control over financial reporting. Our independent registered public accountants have determined that we have significant deficiencies in internal controls with respect to our accounting and recordkeeping for stock-based compensation and corporate governance and qualifications of key personnel. If we do not remediate these significant deficiencies and develop effective controls, our impaired ability to produce accurate and timely financial reports could cause our stock price to decline.

As a public company following this offering, we will be required to maintain a system of effective internal controls over financial reporting. In addition, we will be required to evaluate periodically the effectiveness of the design and operation of these internal controls. We will need to hire additional personnel to meet these requirements. We have not begun the process of evaluating or documenting our internal control processes and systems. We cannot assure that we will be successful in these activities.

In connection with the audit of our financial results for 2009, our independent registered public accountants determined that we had significant deficiencies in internal controls relating to our accounting and recordkeeping for stock-based compensation. These significant deficiencies arose from minutes of meetings of the board of directors that did not adequately document the granting of stock options or the terms of stock options granted, the absence of stock option agreements for a number of holders of options, errors in our stock option database and the failure in one case to identify and properly to account for a specific stock-based compensation arrangement in 2004 and subsequent periods. By reason of these inadequate controls and a lack of understanding of the legal issues associated with proper documentation of stock option grants that led to an inappropriate attempt by the employee who was then responsible for stock option administration and documentation to recreate missing documentation, our independent registered public accountants also determined that we had significant deficiencies with respect to corporate governance and qualification of key personnel. In addition, we had deficiencies in our issuances of outstanding equity securities, which included in certain cases our failure to document properly the issuance of stock as evidenced by missing signatures or stock purchase agreements, inadequate stock ledger documentation of transfers and names of record holders or the absence of resolutions of our board of directors and stockholders properly authorizing the issuances of shares.

To remediate these deficiencies, we have taken a number of actions. With respect to outstanding stock issuances we are in the process of obtaining agreements from our stockholders confirming the securities they hold. With respect to stock options, we have corrected the identified errors in our stock option database, transferred stock option responsibilities to our finance and legal departments and engaged an outside stock option administration consultant who is training the personnel who we have now put in charge of stock option administration. We also took action in April 2010 to provide the holders of defective stock options with economic benefits equal to the defective stock options. We cannot assure that these actions will entirely remediate these deficiencies or that we will not receive claims in the future from other persons asserting rights to shares of our capital stock or to stock options.

If we do not remediate these deficiencies and develop effective controls, we may be unable to produce accurate and timely financial reports and our stock price could decline. Similarly, if we fail to establish and maintain corporate governance standards applicable to companies with publicly traded securities, it could result in loss of investor confidence and a decline in our stock price.

The mortgage industry is heavily regulated and changes in current legislation or new legislation could adversely affect our business.

Changes in the regulations that govern our customers could adversely affect our business.

The U.S. mortgage industry is heavily regulated. Federal and state governments and agencies could enact legislation or other policies that could negatively impact the business of our Encompass users and other Ellie Mae Network participants. Any changes to existing laws or regulations or adoption of new laws or regulations that increase restrictions on the residential mortgage industry may decrease residential mortgage volume or otherwise limit the ability of our Encompass users and Ellie Mae Network participants to operate their businesses, resulting in decreased usage of our solutions.

Changes in current legislation or new legislation may increase our costs by requiring us to update our products and services.

Changes to existing laws or regulations or adoption of new laws or regulations relating to the residential mortgage industry could require us to incur significant costs to update our products and services. For example, our Encompass Compliance Service analyzes mortgage loan data for compliance with consumer protection laws and institutionally mandated compliance policies and must continually be updated to incorporate changes to such laws and policies. Additionally, we substantially updated our Encompass software in 2009 to reflect the changes to the Real Estate Settlement Procedures Act of 1974, as amended, or RESPA, that went into effect on January 1, 2010. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, will also cause us to make similar updates to our Encompass software to address, among other things, regulations that protect consumers against unfair, deceptive and abusive practices by lenders. These updates have caused us to incur significant expense, and future updates will likely similarly cause us to incur significant expense.

A failure of our products and services or a failure to appropriately update our products and services to reflect and comply with changes to existing laws or regulations or with new laws or regulations may contribute to violations by our customers of such laws and regulations. We provide a limited warranty for our Encompass Compliance Service, pursuant to which we agree to reimburse customers for losses incurred due to fines, penalties or judgments as a result of a violation of a specific law, rule or regulation tied to an error in the provision of our Encompass Compliance Service. Our typical services agreement with new customers limits our exposure to $2,500 per occurrence. However, with respect to some legacy customers that we inherited from our acquisition of Mavent Holdings Inc., or Mavent, our exposure could be greater. For most customers, our exposure for warranties is limited to an amount equal to the total service fees paid by a customer for base services during a specified period preceding the relevant claim, typically six to 12 months. For a few customers we inherited from Mavent, our liability is a specified dollar amount, which in the aggregate does not exceed approximately $2.0 million. Although we have not historically incurred any claims and maintain professional liability insurance coverage of $5.0 million per occurrence and in the aggregate, to the extent we were to become liable for an amount in excess of such coverage, our business and our reputation would be materially adversely affected.

Potential structural changes in the U.S. residential mortgage industry, in particular recent proposals to diminish the role of Fannie Mae and Freddie Mac, could disrupt the mortgage market and have a material adverse affect on our business.

Fannie Mae and Freddie Mac play a very important role in providing liquidity, stability and affordability in the current U.S. residential mortgage market. In particular, they participate in the secondary mortgage market by purchasing mortgage loans and mortgage-related securities for investment and by issuing guaranteed mortgage-related securities. In February 2011, the Obama administration delivered a report to Congress, which proposed the winding down of Fannie Mae and Freddie Mac and shrinking the federal government’s role in the housing market. This proposal includes the withdrawal of government insurance currently available on certain residential loans and increasing the down payment requirements for borrowers, both of which could reduce mortgage lending volume. The effects of this proposal or any significant structural change to the U.S. residential mortgage industry, if implemented, would cause significant disruption to the mortgage market. If we are unable to react effectively and quickly to changes in the residential mortgage industry, our business could be harmed.

We may be limited in the way in which we market our business or generate revenue by U.S. federal law prohibiting referral fees in real estate transactions; if we are found to be in violation of such laws we would be subject to significant liability.

RESPA generally prohibits the payment or receipt of fees or any other thing of value for the referral of business related to a residential real estate settlement service and prohibits fee shares or splits or unearned fees in connection with the provision of such services. Our Encompass software and services and the Ellie Mae Network were designed with payment methods that are not currently prohibited by the restrictions under RESPA. Nonetheless, RESPA may restrict our ability to enter into marketing and distribution arrangements with third-parties, for existing or newly developed products and services, particularly to the extent that such arrangements may be characterized as involving payments for the referral of residential real estate settlement service business. Additionally, any amendments to RESPA that result in restrictions on our current payment methods, or any determination that our payment methods have been and currently are subject to the restrictions under RESPA, could have a material adverse effect on our business. Finally, if we were found to be in violation of RESPA rules, we would be exposed to significant potential liability that could have a material adverse effect on our reputation and business.

Our failure to protect the confidential information of our Encompass users, our Ellie Mae Network participants and their respective customers could damage our reputation and brand and substantially harm our business.

Certain confidential information relating to certain of our Encompass users, our Ellie Mae Network participants and their respective customers resides on our third-party hosted data center servers and is transmitted over our network. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including personal information and credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. These servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to loss of critical data or the unauthorized disclosure of confidential customer data.

The possession and use of personal information in conducting our business subject us to legislative and regulatory burdens that may require notification to customers of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers.

We cannot guarantee that our security measures will prevent security breaches. Any such compromise of our security could damage our reputation and brand and expose us to a risk of loss or litigation and potential liability, which would substantially harm our business and operating results. We may need to expend significant resources to protect against and remedy any potential security breaches and their consequences.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current or hire additional personnel, our ability to develop and successfully market our business could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, finance, creative and sales and marketing personnel. Moreover, we believe that our future success is highly dependent on the contributions of our named executive officers, as defined in “Management-Executive Compensation” below. All of our officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. In addition, the loss of any key employees or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our solutions and harm the market’s perception of us. Competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. Qualified individuals are in high demand, and we may incur significant costs to attract them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing sales, operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unable to attract and retain the qualified personnel we need to succeed, our business will suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Our named executive officers have become, or will soon become, vested in a substantial amount of stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the vested options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our named executive officers or other key employees, our business will be harmed.

Growth may place significant demands on our management and our infrastructure.

Our growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of customers enhanced solutions, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business would be harmed.

We operate in a highly competitive market, which could make it difficult for us to attract and retain Encompass users and Ellie Mae Network participants.

The mortgage origination software market is highly competitive. There are many software providers, such as Calyx Technology, Inc., Byte Software Inc., Del Mar DataTrac, Inc., PCLender.com and Harland Financial Solutions, that compete with us by offering loan origination software to mortgage originators. Some software providers, including Calyx Technology, Inc., also provide connectivity between their software users and lenders and service providers. Other connectivity alternatives are provided by vendors such as MGIC Investment Corporation and RealEC Technologies. We also compete with compliance and document preparation service providers that are much larger and more established than us. There is vigorous competition among providers of these services and we may not succeed in convincing potential customers, which use other services, to switch to our services. Many service providers connect directly to mortgage originators without using any loan origination software. Some of our competitors also offer services on a closed loan basis, which could adversely impact the effectiveness of our success-based pricing strategy for increasing the number of Encompass SaaS customers. If we are unsuccessful in competing effectively by providing attractive functionality, customer service or value, we could lose existing Encompass users to our competitors and our ability to attract new Encompass users could be harmed.

We only offer our Encompass services to Encompass users. There are many other service providers that offer our Encompass users competing services, including borrower-facing websites, document preparation services, compliance services and electronic document management. We may be unsuccessful in continuing to differentiate our Encompass service offerings to the extent necessary to effectively compete in some or all of these markets.

The Ellie Mae Network is only available to mortgage originators using Encompass software. The principal alternative to the use of the Ellie Mae Network by Encompass users remains traditional methods of exchanging data and documents among mortgage industry participants by e-mail, facsimile, phone, courier and mail. In addition, mortgage originators use standalone web browsers to go individually to each investor, lender or service provider’s website and then manually upload loan data or enter information into the website. Mortgage originators may continue to use these methods due to habit, personal business relationships or otherwise. The success of the Ellie Mae Network depends on our ability to achieve and offer access to both the critical mass of investors, lenders and service providers necessary to attract and retain mortgage originators on the Ellie Mae Network and the critical mass of active mortgage originators necessary to attract and retain investors, lenders and service providers on our network.

Many of our actual and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do and, as a result, these companies may be able to respond more quickly to changes in regulations, new technologies or customer demands, or devote greater resources to the development, promotion and sale of their software and services than we can. We expect the mortgage origination market to continue to attract new competitors and there can be no assurance that we will be able to compete successfully against current or future competitors, or that competitive pressures we face will not materially adversely affect our business.

System interruptions that impair access to the Ellie Mae Network or our hosted Encompass software could damage our reputation and brand and substantially harm our business.

The satisfactory performance, reliability and availability of the Ellie Mae Network, our hosted Encompass software, website and network infrastructure are critical to our reputation and our ability to attract and retain Ellie Mae Network participants and Encompass software users. Any systems interruption that results in the unavailability of our network or impairs access to Ellie Mae Network participants connected to our network could result in negative publicity, damage our reputation and brand and cause our business and operating results to suffer.

We may experience temporary system interruptions, either to the Ellie Mae Network or to our Encompass software hosting locations, for a variety of reasons, including network failures, power failures, software errors or an overwhelming number of Ellie Mae Network participants and Encompass software users trying to access our network during periods of strong demand. In addition, our two primary data centers, located in Santa Clara, California and Chicago, Illinois, are hosted by a third-party service provider over which we have little control. We depend on this third-party service provider to provide continuous and uninterrupted access to the Ellie Mae Network and our hosted Encompass software. If for any reason our relationship with this third-party were to end, it would require a significant amount of time to transition the hosting of our data centers to a new third-party service provider.

Because we are dependent on third-parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, if at all. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business, any system disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt our customers’ businesses, which could have an adverse effect on our business.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.

If new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our Encompass software and the Ellie Mae Network technology may become obsolete. Our future success will depend on our ability to:

•	enhance our existing solutions;

•	develop and potentially license new solutions and technologies that address the needs of our prospective customers; and

•	respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our Encompass software and the Ellie Mae Network. The effective performance, reliability and availability of our Encompass software and the Ellie Mae Network infrastructure are critical to our reputation and our ability to attract and retain Encompass users and Ellie Mae Network participants. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing mortgage originators, lenders, investors and service providers, we may lose existing Ellie Mae Network participants, which could significantly decrease the value of the Ellie Mae Network to all participants.

Failure to adequately protect our intellectual property could harm our business.

The protection of our intellectual property rights, including our proprietary Encompass software and Ellie Mae Network technology, is crucial to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret law and contractual restrictions to protect our intellectual property. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantage to us. Furthermore, we cannot assure you that any patents will be issued to us as a result of our patent applications. We also rely in part on confidentiality and invention assignment agreements with our employees, independent contractors and consultants. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our Ellie Mae Network and Encompass software features and functionality or obtain and use information that we consider proprietary. Policing our proprietary rights is difficult and may not always be effective.

We have registered “Ellie Mae” and “Encompass” and certain of our other trademarks as trademarks in the United States. Competitors may adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the terms Ellie Mae, Encompass or our other trademarks.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, protect our patent and copyright rights, trade secrets and domain names and determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and could harm our business.

Assertions that we infringe third-party intellectual property rights could result in significant costs and substantially harm our business.

Other parties have asserted, and may in the future assert, that we have infringed their intellectual property rights. In addition, we generally agree to indemnify our customers against legal claims that our software products infringe intellectual property rights of third parties and, in the event of an infringement, to modify or replace the infringing product or, if those options are not reasonably possible, to refund the cost of the software, as pro-rated over a period of years. We cannot predict whether assertions of third-party intellectual property rights or claims arising from such assertions will substantially harm our business and operating results. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation and diversion of technical and management personnel. Furthermore, an adverse outcome of a dispute may require us to: pay damages, potentially including treble damages and attorneys’ fees if the infringement were found to be willful; cease providing solutions that allegedly incorporate the intellectual property of others; expend additional development resources to redesign or reengineer our solutions and products, if feasible; and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. We cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to us on acceptable terms or at all. Our failure to obtain the necessary licenses or other rights could prevent the sale or distribution of some of our products and services and, therefore, could have a material adverse effect on our business.

Current or future litigation could substantially harm our business.

We have been and continue to be involved in legal proceedings, claims and other litigation. For example, we are currently a defendant in litigation initiated by DocMagic Inc., which alleges, among other claims, that we had engaged in monopolization and/or attempted monopolization, intentional interference with contractual relationship, interference with prospective economic advantage, unfair competition and breach of contract. In addition, we are currently involved in defending against other lawsuits alleging, among other claims, breach of contract, tortious interference with business relationship, unfair trade practices, defamation and negligence. See “Business—Legal Proceedings” below. Furthermore, we are also subject to various other legal proceedings and claims arising out of the ordinary course of business. While we do not expect the outcome of any such pending litigation to have a material adverse effect on our financial position, litigation is unpredictable and excessive verdicts, both in the form of monetary damages and injunctions, could occur. In the future, litigation could result in substantial costs and diversion of resources and we could incur judgments or enter into settlements of claims that could have a material adverse effect on our business.

If one or more U.S. states or local jurisdictions successfully assert that we should have collected or in the future should collect additional sales or use taxes on our fees, we could be subject to additional liability with respect to past or future sales, and the results of our operations could be adversely affected.

We do not collect state and local sales and use taxes in all jurisdictions in which our customers are located, based on our belief that such taxes are not applicable. Sales and use tax laws and rates vary by jurisdiction and such laws are subject to interpretation. Jurisdictions in which we do not collect sales and use taxes may assert that such taxes are applicable, which could result in the assessment of such taxes, interest and penalties, and we could be required to collect such taxes in the future. This additional sales and use tax liability could adversely affect the results of our operations.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war and similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices and one of the facilities we lease to house our computer and telecommunications equipment are located in the San Francisco Bay Area, a region known for seismic activity. In addition, acts of terrorism, which may be targeted at metropolitan areas which have higher population density than rural areas, could cause disruptions in our or our customers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting the San Francisco Bay Area, and our business interruption insurance may be insufficient to compensate us for losses that may occur.

Future acquisitions could disrupt our business, harm our financial condition and operating results or dilute, or adversely affect the price of, our common stock.

Our success will depend, in part, on our ability to expand our solutions and services and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may pursue growth through the acquisition of complementary businesses, solutions or technologies rather than through internal development. For example, in September 2008 we acquired the assets of Online Documents, Inc., or ODI, to enhance our Encompass Closer document preparation services, in December 2009 we acquired Mavent to add automated regulatory compliance to our services offerings and in January 2011 we acquired and began integrating assets from Mortgage Pricing Systems to introduce our Encompass Product and Pricing Service, which allows Encompass users to compare loan pricing from multiple lending sources. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to complete identified acquisitions successfully. Even if we successfully complete an acquisition, we may not be able to assimilate and integrate effectively the acquired business, technologies, solutions, assets, personnel or operations, particularly if key personnel of an acquired company decide not to work for us. In addition, we may issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership and could adversely affect the price of our common stock.

We will incur increased costs as a result of being a public company, which may strain our resources and adversely affect our operating results and financial condition.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements, since we will be subject to the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, the New York Stock Exchange, or NYSE, and other rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Furthermore, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Risks Related to Owning Our Common Stock

An active, liquid and orderly market for our common stock may never develop or be sustained.

Prior to this offering there has been no market for shares of our common stock. An active trading market for our common stock may never develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The initial public offering price will be determined through negotiations between us and the representative of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	the number of shares of our common stock publicly owned and available for trading;

•	threatened or actual litigation;

•	changes in laws or regulations relating to our solutions;

•	any major change in our board of directors or management;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market in general has experienced extreme price and volume fluctuations. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in corporate control;

•	impeding a merger, consolidation, takeover or other business combination involving us; and

•	discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

Future sales of shares of our common stock by existing stockholders could depress the price of our common stock.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on shares outstanding as of December 31, 2010, upon completion of this offering, we will have outstanding approximately              shares of common stock.              shares of common stock, plus any shares sold upon exercise of the underwriters’ overallotment option, will be immediately freely tradable, without restriction, in the public market.

After the lock-up agreements pertaining to this offering expire and based on shares outstanding as of December 31, 2010, an additional              shares will be eligible for sale in the public market. The representative of the underwriters may, in its sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements. In addition, 10,838,045 shares subject to outstanding options, as of December 31, 2010, and 1,539,365 shares reserved for future issuance under our equity incentive plans, as of December 31, 2010, will become eligible for sale in the public market, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

If we issue additional shares of common stock to raise capital, it may have a dilutive effect on your investment.

If we raise additional capital through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of us. Moreover, any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. We expect to use the net proceeds to us from this offering for working capital and other general corporate purposes, including the funding of our marketing activities and the costs of operating as a public company, as well as further investment in the development of our proprietary technologies. We may also use a portion of the net proceeds for the acquisition of businesses, solutions and technologies that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time. We have not allocated the net proceeds from this offering for any specific purposes. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our certificate of incorporation and bylaws that will be in effect prior to the closing of this offering will contain provisions that could have the effect of delaying or preventing changes in control or changes in our board of directors. These provisions will include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the date of this prospectus and/or management’s good faith belief as of such date with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our ability to accurately forecast revenues and appropriately plan our expenses;

•	the impact of changes in mortgage interest rates;

•	the volume of mortgages originated by our Encompass users;

•	fluctuations in mortgage lending volume;

•	the number of Encompass users, and in particular, Lender Encompass Users;

•	transaction volume on the Ellie Mae Network;

•	the impact of uncertain domestic and worldwide economic conditions, including the resulting effect on residential mortgage volumes;

•	the effectiveness of our marketing and sales efforts to attract new and retain existing Encompass SaaS users and Ellie Mae Network participants;

•	our ability to enhance the features and functionality of our Encompass software and the Ellie Mae Network;

•	the level of demand for our Encompass Closer document preparation and other services we offer;

•	the timing of the introduction and acceptance of new Ellie Mae Network offerings and additional services including our Encompass SaaS offering;

•	changes in mortgage originator, lender, investor or service provider behavior and any related impact on the residential mortgage industry;

•	changes in government regulation affecting Ellie Mae Network participants or our business;

•	our ability to successfully manage any future acquisitions of businesses, solutions or technologies;

•	the timing of future acquisitions of businesses, solutions or technologies and new product launches;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to protect our intellectual property, including our proprietary Encompass software;

•	interruptions in Ellie Mae Network service and any related impact on our reputation;

•	costs associated with defending intellectual property infringement and other claims; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the future events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $             million, based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive in the aggregate approximately $             million, or approximately $             million if the underwriters’ overallotment option is exercised in full, from selling stockholders who will pay to us the exercise price of options or warrants exercised by them for the purpose of selling shares in this offering. Otherwise we will not receive any proceeds from the shares of common stock to be offered by the selling stockholders, although we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of those shares. The selling stockholders include our chief executive officer, our chief technology officer and entities affiliated with members of our board of directors. See “Principal and Selling Stockholders.”

We currently intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business. We have no present understandings, commitments or agreements to enter into any acquisitions or investments. Our management will have broad discretion over the uses of the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

DILUTION

If you invest in our common stock you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of common stock. Dilution in pro forma net tangible book value represents the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock as of December 31, 2010 was $18.7 million, or $1.72 per share. Historical net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of outstanding common stock.

After giving effect to (i) a 1-for-    reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement, of which this prospectus is a part, (ii) the automatic conversion of our outstanding preferred stock into an aggregate of 35,311,759 shares of common stock immediately prior to the completion of this offering, (iii) the issuance of              shares of our common stock in this offering, and (iv) receipt of the net proceeds from our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (v) the receipt by us of approximately $             million in the aggregate from selling stockholders who will pay to us the exercise price for options or warrants exercised by them for the purpose of selling shares in this offering, our pro forma as adjusted net tangible book value as of December 31, 2010 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis (unaudited) to new investors:

Assumed initial public offering price		$
Net tangible book value per share as of December 31, 2010	$1.72
Decrease per share attributable to conversion of preferred stock
Pro forma net tangible book value per share before this offering
Increase per share attributable to this offering

Pro forma net tangible book value per share, as adjusted to give effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $             per share and the dilution to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

The table below summarizes as of December 31, 2010, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $             per share.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, other than per share data and percentages)
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The above discussion and table are based on 46,200,882 shares outstanding as of December 31, 2010, plus (1)              shares to be sold by us in this offering and (2)              shares that will be issued upon exercise of options or warrants held by selling stockholders for the purpose of selling shares in this offering. As of December 31, 2010, we had 46,200,882 shares outstanding, excluding:

•

10,838,045 shares of common stock issuable upon the exercise of options to purchase our common stock outstanding as of December 31, 2010 at a weighted average exercise price of $1.17 per share, including              shares that will be issued upon the exercise of options with a weighted average exercise price of $             per share by selling stockholders and sold by them in this offering;

•

1,341,793 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2010 at a weighted average exercise price of $1.32 per share, including              shares that will be issued upon the exercise of warrants with a weighted average exercise price of $             per share by selling stockholders and sold by them in this offering; and

•	an aggregate of 1,539,365 additional shares of common stock reserved for issuance under our equity incentive plans.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2010:

•	on an actual basis;

•

on a pro forma basis, to reflect a 1-for-             reverse stock split of our common stock and the automatic conversion of all outstanding preferred stock into an aggregate of 35,311,759 shares of common stock as if such reverse stock split and conversion had occurred on December 31, 2010; and

•

on a pro forma as adjusted basis, giving effect to the sale by us of              shares of common stock in this offering, at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), the issuance of              shares upon the exercise of options and warrants at a weighted average exercise price of $             per share by the selling stockholders for the purpose of selling shares in this offering, and our application of the estimated net proceeds from this offering, as described under “Use of Proceeds.”

	As of December 31, 2010
	Actual	Pro Forma (unaudited)	Pro Forma as Adjusted (unaudited)(1)
	(in thousands)
Cash, cash equivalents and short-term investments	$16,905	$16,905	$

Redeemable convertible preferred stock	$82,672	$—	$

Common stock(2)	1	5
Additional paid-in capital	8,950	91,618
Accumulated deficit	(40,776)	(40,776)

Total stockholders’ equity (deficit)	(31,825)	50,847

Total capitalization	$50,847	$50,847	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The number of as adjusted shares of common stock shown as issued and outstanding in the table above is based on 46,200,882 shares outstanding as of December 31, 2010, plus (a) shares to be sold by us in this offering and (b) shares that will be issued upon exercise of options or warrants held by selling stockholders for the purpose of selling shares in this offering. As of December 31, 2010, we had 46,200,882 shares outstanding, excluding:

(i)	10,838,045 shares of common stock issuable upon the exercise of options to purchase our common stock outstanding as of December 31, 2010 at a weighted average exercise price of $1.17 per share, including shares that will be issued upon the exercise of options with a weighted average exercise price of $ per share by selling stockholders and sold by them in this offering;
(ii)	1,341,793 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2010 at a weighted average exercise price of $1.32 per share, including shares that will be issued upon the exercise of warrants with a weighted average exercise price of $ per share by selling stockholders and sold by them in this offering; and
(iii)	an aggregate of 1,539,365 additional shares of common stock reserved for issuance under our equity incentive plans.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheets data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheets data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. You should read the following selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenues	$38,542	$38,493	$33,573	$37,707	$43,234
Cost of revenues(1)	10,622	13,096	13,028	12,163	12,505

Gross profit	27,920	25,397	20,545	25,544	30,729
Operating expenses:
Sales and marketing(1)	11,979	9,890	7,553	7,532	9,555
Research and development(1)	7,183	7,140	6,898	7,945	10,468
General and administrative(1)	6,265	8,273	7,470	8,213	9,823

Total operating expenses	25,427	25,303	21,921	23,690	29,846

Income (loss) from operations	2,493	94	(1,376)	1,854	883
Other income, net	427	544	293	72	119

Income (loss) before income taxes	2,920	638	(1,083)	1,926	1,002
Income tax provision (benefit)	138	104	(24)	264	225

Net income (loss)	2,782	534	(1,059)	1,662	777
Accretion of preferred stock to redemption value, net	(65)	(96)	—	—	—

Net income (loss) available to common stockholders	$2,717	$438	$(1,059)	$1,662	$777

Net income (loss) per share:
Basic	$0.29	$0.05	$(0.11)	$0.17	$0.07

Diluted	$0.06	$0.01	$(0.11)	$0.04	$0.02

Weighted average shares outstanding:
Basic	9,418,382	9,576,474	9,620,871	9,798,399	10,487,193

Diluted	47,014,233	46,400,281	9,620,871	46,606,153	51,440,551

Pro forma net income (loss) per share (unaudited)(2):
Basic and diluted					$0.02

Pro forma weighted average shares outstanding (unaudited)(2):
Basic					45,798,952

Diluted					51,440,551

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,165	$13,011	$10,754	$11,491	$14,349
Short-term investments	1,487	—	997	4,719	2,556
Property and equipment, net	6,164	7,461	4,924	2,921	2,710
Working capital	7,363	7,399	8,834	11,548	15,788
Total assets	55,532	56,180	52,676	57,718	62,956
Redeemable convertible preferred stock	82,576	82,672	82,672	82,672	82,672
Total stockholders’ equity (deficit)	(38,258)	(37,832)	(38,565)	(35,516)	(31,825)

(1)	Stock-based compensation included in above line items:

	Years Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Cost of revenues	$42	$(39)	$19	$144	$192
Sales and marketing	40	—	35	145	303
Research and development	32	(45)	78	271	443
General and administrative	77	(66)	147	563	1,130

Total	$191	$(150)	$279	$1,123	$2,068

(2)	Calculated assuming the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 35,311,759 shares of common stock prior to the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We host one of the largest electronic mortgage origination networks in the United States, connecting mortgage origination professionals to lenders, investors and service providers integral to the origination and funding of residential mortgages. Mortgage originators participating in the Ellie Mae Network use our Encompass software, a comprehensive operating system that handles key business and management functions in running a mortgage origination business. Mortgage originators use Encompass as a single tool for loan processing, marketing, customer communication and to interact electronically with lenders, investors and service providers over the Ellie Mae Network. We also offer Encompass users a variety of additional services, including Encompass Closer, which automatically prepares the disclosure and closing documents necessary to fund a mortgage; CenterWise, a bundled offering of electronic document management and websites used for customer relationship management; and Encompass Compliance Service, our compliance service powered by Mavent. In addition, in January 2011 we acquired and began integrating assets from Mortgage Pricing Systems to introduce our Encompass Product and Pricing Service, which allows Encompass users to compare loans offered by different lenders and investors to determine the best product and price available to a particular borrower.

Lenders, service providers and certain government sponsored entities using the Ellie Mae Network pay us fees, which we refer to as Network Transaction revenues, when they effect a transaction over the Ellie Mae Network. A Network Transaction occurs when an Encompass user sends an electronic service request to any lender, service provider or other participant through our network and that request has been accepted.

We also generate revenues from the sale of our software and services, which we refer to as Software and Services revenues. The software component of Software and Services revenues is derived from mortgage originators who either license Encompass software for an initial fee as a perpetual license with annual maintenance fees or subscribe to the Encompass software as a service, or Encompass SaaS, for a monthly per user subscription fee or for fees on a success basis with monthly minimums, which we refer to as success-based pricing. In addition, we offer CenterWise software either as a standalone product on a subscription fee basis or bundled as part of our Encompass SaaS offering. The services component of Software and Services revenues is derived from fees paid by mortgage originators for Ellie Mae services they order. These services include document preparation and Encompass compliance reports.

Our Network Transaction revenues and the services component of Software and Services revenues generally track the seasonality of the mortgage industry, with increased activity in the second and third quarters and reduced activity in the first and fourth quarters as home buyers tend to purchase their homes during the spring and summer in order to move to a new home before the start of the school year. These revenues are also affected by factors that impact mortgage volumes, such as interest rate fluctuations and general economic conditions. For example, the decline in interest rates in the first half of 2009 drove a significant increase in mortgage refinancings, which led to increased Network Transaction revenues as well as increased revenues from the services component of Software and Services revenues during those periods.

We achieve our highest gross margins on our Network Transaction revenues. Our gross margins on the services component of our Software and Services revenues have been affected by our use of third-party providers and we intend to continue to reduce third-party costs by internally developing or acquiring additional document preparation and other technology.

In connection with the preparation for this initial public offering, we discovered that certain of the stock option agreements held by our directors, employees, ex-employees and consultants had not been authorized in accordance with all corporate law requirements. Management determined, based on other existing documentation, that we had intended to grant the options in question and our board of directors determined in most cases to provide these individuals with as close to the economic equivalent of these stock options as practicable. Accordingly, in April 2010, our board of directors authorized the confirmation of certain stock options and the grant of certain replacement stock options, or Replacement Options, to certain individuals. The board also granted short-term rights to purchase common stock to certain individuals whose stock option agreements had terminated. The Replacement Options are fully-vested but only exercisable in 2011 and the short-term purchase rights were fully vested but were only exercisable through May 2010. None of the Replacement Options, the confirmed options or the rights to purchase common stock has an exercise or purchase price that is less than the exercise price under the stock option agreement it replaces. In certain cases where an individual was subject to withholding for taxes that were not expected by the individual, we paid employee bonuses aggregating approximately $36,400 and, in one case, provided a loan to an individual of approximately $26,000 when he exercised his short-term purchase right, in each case to pay the applicable withholding for taxes. In addition, in the case of Sigmund Anderman, our chief executive officer, and Limin Hu, our chief technology officer, in lieu of such short-term rights to purchase common stock, we granted stock purchase rights that are fully vested and exercisable until March 14, 2011.

We recorded stock-based compensation expense of approximately $363,000 in the second quarter of 2010 for these transactions, but no additional stock-based compensation in subsequent periods. We also determined that the actions taken by our board of directors did not result in any change in stock-based compensation expense for prior periods because all terms of the stock option agreements and the recipients were determined by management to be fixed at the time these individuals were originally informed of their rights to purchase shares.

At December 31, 2010, we had outstanding stock options to purchase an aggregate of 399,800 shares of common stock that are subject to variable accounting. These options were repriced pursuant to a stock option repricing that occurred in December 2001. Under applicable variable accounting rules, we will recognize stock-based compensation expense or gain with respect to the shares underlying these options. For more information, see “—Critical Accounting Policies and Estimates—Stock-based Compensation—Repricing of Stock Options.”

In subsequent periods, we may incur additional stock-based compensation expense as a result of an outstanding stock option held by Sigmund Anderman, our chief executive officer, to purchase an aggregate of 1,350,000 shares of our common stock that vest based on the trading price of our common stock or the price obtained in connection with the sale of our company. The fair value of the option award was determined at the date of grant. The total stock-based compensation expense that would be recognized if the stock option vested in full would be approximately $490,000. See “Executive Compensation—Outstanding Equity Awards at 2010 Fiscal Year-End.”

We were formed in 1997 and reincorporated in Delaware in November 2009. From inception through 2000, we developed initial versions of our network. We launched our first transaction platform in late 2000, the present version of which is the Ellie Mae Network. We acquired two software companies in 2000 and 2001 as our initial entry into the business of providing loan processing software and document preparation services for mortgage originators. We introduced our internally developed Encompass software solution in 2003. We acquired software and related assets from Online Documents, Inc., or ODI, to enhance our document preparation services in September 2008, commenced our compliance services offering in December 2009 through our acquisition of Mavent and added our Encompass Product and Pricing Service to our Encompass software in January 2011 through our acquisition of assets from Mortgage Pricing Systems.

Prior to 2006, we financed our operations and capital expenditures primarily through private sales of preferred stock and lease financing. Since 2006, we have not required additional equity financings and have financed our operations with existing cash and cash flows from operating activities. Our business is not capital intensive and we have responded to adverse economic conditions, such as those that commenced in 2007, by reducing headcount, which is a major component of our operating expenses.

The mortgage industry has undergone significant changes since 2007, largely in response to the hundreds of billions of dollars of loan defaults and massive losses suffered by lenders and investors. Our business strategy has evolved to address recent industry trends, including:

•	the lower mortgage lending volumes expected in 2011 and 2012 as compared to 2010, as forecasted by the Mortgage Bankers Association;

•	decreased profitability for mortgage originators as a result of reduced mortgage originations;

•	a continued significant decline in the number of mortgage brokerages and an increase in the relative importance of mortgage lenders, which not only arrange but also fund loans;

•	increased lender quality requirements for new loans; and

•	regulatory reforms that have significantly increased the complexity and importance of regulatory compliance.

We are responding to the forecasted decline in mortgage lending volume in several ways. We are promoting increased use of the Ellie Mae Network to produce additional Network Transactions revenues, and seeking to expand the services component of our Software and Services revenues through an increase in the number and usage of our services, such as compliance and document preparation. We believe that Encompass and the Ellie Mae Network also directly address mortgage originators’ need for increased efficiency and profitability during a period of decreased mortgage origination volumes. We are addressing the increasing role of mortgage lenders, as compared to mortgage brokerages, by emphasizing our Encompass Banker Edition software, which provides additional functionality for mortgage lenders. We have hired sales personnel focused on sales of our Ellie Mae Network offerings and our Encompass Banker Edition in light of the increasing percentage of potential customers which are mortgage lenders rather than mortgage brokerages. We also intend to continue to increase marketing activities focused on our Encompass Banker Edition, our Ellie Mae Network offerings and our Encompass Compliance Service. We believe that this shift will provide us increased opportunities because mortgage lenders typically use more sophisticated and comprehensive software solutions to run their businesses, use more services and effect more Network Transactions on the Ellie Mae Network. Our offerings through the Ellie Mae Network directly address lenders’ and service providers’ increased emphasis on efficiency and quality standards by allowing lenders and service providers to set specific criteria for loans and obtain automated responses when a loan fits those criteria. We purchased Mavent to provide compliance services for our Encompass users to respond to the increased focus on regulatory compliance due to regulatory reforms.

As an additional response to market conditions, we have, beginning in late 2009, focused our marketing and sales efforts on our Encompass SaaS offering, and particularly our Encompass SaaS success-based pricing model, in contrast to our license model. In our Encompass SaaS offering, the customer does not pay the significant up-front licensing fee associated with our license model, which we believe is particularly attractive in the present residential mortgage origination market. Our Encompass SaaS success-based pricing model builds on this value proposition by aligning the payments of our customers for our software and services with their own receipt of revenues. The effect of these changes is a delay in our receipt of a significant portion of our revenues from the time of the initial sale until subsequent periods, which has decreased our revenues in the first half of 2010. Customers of our Encompass SaaS success-based pricing model are comprised of customers that have converted from our licensed Encompass software or flat monthly per user hosted offerings and new customers to Encompass. At December 31, 2010, we had 14,678 Active SaaS Encompass Users, of which 8,704 used our success-based pricing model. SaaS Encompass Users generated $38.8 million of our revenues in 2010, of which

$4.9 million was generated by users of our success-based pricing model. We typically generate higher revenues per user through our Encompass SaaS offering than through our license offering.

Operating Metrics

Encompass-related revenues per Average Active Encompass User is a key operational metric we use to evaluate our business, determine allocation of our resources and make decisions regarding corporate strategy. This metric is calculated by dividing Encompass-related revenues by the average number of Active Encompass Users during the period.

This metric has two subcategories: Encompass-related revenues per Average Active Lender Encompass User and Encompass-related revenues per Average Active Broker Encompass User. An Active Lender Encompass User is a mortgage origination professional working at a mortgage lender, such as a mortgage bank, commercial bank, thrift or credit union which source and fund loans and generally sell these funded loans to investors. An Active Broker Encompass User is a mortgage origination professional working for a mortgage brokerage which typically processes and submits loan files to a mortgage lender or mega lender that funds the loan. We believe it is important to evaluate these subcategories separately for two reasons. First, the percentage of the overall loan origination market represented by mortgage lenders, including mortgage banks, commercial banks, thrifts and credit unions continues to increase as the number of mortgage brokerages has declined. In addition, mortgage lenders normally require more software and other service functionality, providing potential leverage for revenue growth. We focus on these metrics to determine our success in leveraging our Encompass User base to increase our revenues. We also track each Active Encompass User subcategory at the end of a period to gauge the degree of our market penetration.

We believe that marketing Encompass through our Encompass SaaS offering on a success-based pricing model is at present our most important marketing method. Accordingly, we track the number of Active SaaS Success-Based Pricing Encompass Users at the end of each period to gauge the degree of market penetration. In addition, we track revenues generated by our Active SaaS Success-Based Pricing Encompass Users during each period.

The components used to calculate these metrics are defined below.

Active Encompass Users.    An Active Encompass User is a mortgage origination professional who has used Encompass software at least once within a 90-day period preceding the measurement date. This metric represents the sum total of the subcategories of Active Lender Encompass Users and Active Broker Encompass Users.

Average Active Encompass Users. Average Active Encompass Users during a period is calculated by averaging the monthly Active Encompass Users or subcategory during a period.

Active SaaS Success-Based Pricing Encompass Users.    An Active SaaS Success-Based Pricing Encompass User is a mortgage origination professional who has used the Encompass SaaS system under our success-based pricing model at least once within a 90-day period preceding the measurement date.

Encompass-related revenues and SaaS success-based pricing revenues for a period consists of revenues derived from such users as well as any other revenue derived from interactions between such users and third parties through the Ellie Mae Network during the period. These operating metrics exclude revenues from our legacy and acquired products to the extent it does not involve a sale to such users.

The following table shows these operating metrics for each of 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(unaudited)
Active Encompass Users (at end of period):
Active Lender Encompass Users	28,083	33,221	39,687
Active Broker Encompass Users	29,344	21,806	11,014

Total Active Encompass Users	57,427	55,027	50,701

Average Active Encompass Users (during period):
Average Active Lender Encompass Users	29,614	32,836	36,625
Average Active Broker Encompass Users	38,155	25,447	15,352

Average Total Active Encompass Users	67,769	58,283	51,977

Encompass-related revenues (in thousands):
Encompass-related revenues—Lenders	$20,389	$26,386	$34,116
Encompass-related revenues—Brokers	8,762	5,482	4,683

Total Encompass-related revenues	$29,151	$31,868	$38,799

Encompass-related revenues per Average Active Encompass Users:
Encompass-related revenues—Lenders per Average Active Lender Encompass Users	$688	$804	$932
Encompass-related revenues—Brokers per Average Active Broker Encompass Users	230	215	305
Encompass-related revenues per Average Active Encompass Users	430	547	746

SaaS success-based pricing related data:
Active SaaS Success-Based Pricing Encompass Users (at end of period)	—	1,261	8,704
SaaS success-based pricing-related revenues (in thousands)	$—	$—	$4,944

Basis of Presentation

General

Our consolidated financial statements include the accounts of Ellie Mae, Inc. and its wholly owned subsidiaries through the year ended December 31, 2010. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Revenues

We classify our revenues in two categories: Network Transaction revenues and Software and Services revenues.

Network Transaction Revenues

A Network Transaction occurs when an Encompass user sends an electronic service request to any lender, service provider or other participant through our network and that request has been accepted. We recognize Network Transaction revenues when there is evidence that the Network Transaction has occurred and collection of payment from the participating lender, service provider or other participant is reasonably assured. We recognize set-up fees for the integration of lender and service provider participants into the Ellie Mae Network ratably from completion of the integration over the longer of the estimated life of the customer relationship and the term of the contract, which is typically one year.

Software and Services Revenues

Software and Services revenues include license and maintenance revenues, Encompass SaaS revenues, CenterWise for Encompass licensees and services revenues.

License and Maintenance Revenues.    We recognize revenues from the sale of licenses of Encompass software, typically in the month in which the software is delivered. For arrangements with multiple obligations such as undelivered maintenance and support contracts bundled with licenses, we allocate revenues to the delivered elements of the arrangement using the residual value method based on objective evidence of the fair value of the undelivered elements when vendor specific objective evidence, or VSOE, is determinable. The fair value of maintenance services for software licenses, whether an initial license or a renewal, is recognized ratably over the term of the maintenance contract. When VSOE is not determinable, we allocate all revenues to the undelivered elements and the entire arrangement is recognized ratably over the term of the contract. We believe that we have VSOE for our maintenance and support obligations based upon the prices our customers pay for the separate renewal of these services. If collectability is not assured, we recognize revenues under this model upon receipt of cash payment.

Encompass SaaS Revenues.    We offer web-based access to our Encompass software. Customers can elect to pay a monthly recurring fee, which we recognize ratably when the service is performed. Associated set-up fees are recognized ratably over the life of the relationship with the customer, which is generally the term of the contract. Contracts generally range from one to three years. In addition, in the fourth quarter of 2009, our SaaS success-based pricing model, which offers customers the ability to pay on a per closed loan, or success, basis with a monthly minimum. The success basis contracts generally have a term of two years. We recognize the monthly minimums as the service is performed and recognize additional amounts arising from closed loans when the loans close. Our Encompass SaaS offering also includes CenterWise for Encompass as an integrated component, which is a combined element of the arrangement that is delivered in conjunction with the Encompass SaaS offering and therefore is not accounted for separately.

CenterWise for Encompass Licensees.    For Encompass licensees, CenterWise is offered as a standalone hosted product with revenues recognized when the service is performed. CenterWise is also automatically included as an integrated component of the Encompass SaaS offering for which revenue is recognized as discussed above.

Services Revenues.    Mortgage originators, whether Encompass users or legacy customers acquired as a result of acquisitions, such as our ODI and Mavent acquisitions, pay fees for services that they order, such as automated document preparation and compliance reports. We recognize revenues for these services when the service is performed.

Cost of Revenues

Our cost of revenues consists primarily of: salaries and benefits, including stock-based compensation and allocated facilities costs; expenses for document preparation and compliance services, operations and customer support personnel; depreciation on computer equipment used in supporting the Ellie Mae Network, our Encompass SaaS and CenterWise offerings; amortization of acquired intangible assets that are directly related to our revenues; and professional services associated with implementation of our software.

Operating Expenses

Sales and Marketing

Our sales and marketing expenses consist primarily of: salaries, benefits and incentive compensation, including stock-based compensation, and allocated facilities costs. Sales and marketing expenses also include expenses for trade shows, public relations and other promotional and marketing activities, including travel and entertainment expenses. Sales and marketing expenses increased throughout 2010 primarily due to an increase in the sales force and we expect a further increase in 2011 as we continue to increase marketing activities. We have hired sales personnel to focus on sales of our Ellie Mae Network offerings and our Encompass Banker Edition in light of the increasing percentage of potential customers which are mortgage lenders rather than mortgage brokerages. We also intend to increase marketing activities focused on Encompass Banker Edition, our Ellie Mae Network offerings and our compliance services.

Research and Development

Our research and development expenses consist primarily of: salaries and benefits, including bonuses and stock-based compensation; fees to contractors engaged in the development and support of the Ellie Mae Network infrastructure, Encompass software and other products; and allocated facilities costs. We expect that our research and development expenses will continue to increase in absolute dollars.

General and Administrative

Our general and administrative expenses consist primarily of: salaries and benefits, including stock-based compensation, for employees involved in finance, accounting, human resources, administrative and legal roles, and allocated facilities costs. In addition, general and administrative expenses include consulting, legal, accounting and other professional fees for third-party providers. We expect general and administrative expenses to increase in absolute dollars due to costs associated with our initial public offering, including ongoing costs of being a public company, and legal fees and expenses associated primarily with a lawsuit filed against us in August 2009.

Other Income, Net

Other income, net consists primarily of interest income earned on our cash accounts, net of interest expense paid on equipment and software lease lines.

Income Taxes

We are subject to income tax in the United States. As of December 31, 2010, for federal and state tax purposes, we had $13.2 million of federal and $15.0 million of state net operating loss, or NOL, carryforwards available to reduce future taxable income. These NOL carryforwards begin to expire in 2020 and 2013 for federal and state tax purposes, respectively. As of December 31, 2010, we also had federal and state research and development tax credit carryforwards of approximately $1.7 million and $1.8 million, respectively. The federal tax credit carryforwards will expire commencing in 2021. The state tax credit may be carried forward indefinitely. Our ability to use our NOL and tax credit carryforwards to offset any future taxable income will be subject to limitations attributable to equity transactions that result in a change of ownership as defined by Section 382 of the Internal Revenue Code. They also may be subject to suspension by government authority. For example, the State of California tax authority suspended taxpayers’ ability to use NOL carryforwards in 2008 through 2011.

We have determined that we have sufficient NOL and tax credit carryforwards to offset our federal taxable income for 2010 and preceding periods.

Our net deferred tax assets consist primarily of NOL and research and development credit carryforwards generated before we achieved profitability. Due to the uncertainty surrounding the realization of the deferred tax assets in future tax returns, we have placed a full valuation allowance against our net deferred tax assets. Our effective tax rate differs from the statutory federal rate due to changes in the valuation allowance in 2008, 2009 and 2010. The valuation allowance increased by $0.6 million in 2008, decreased by $0.4 million in 2009, which is net of a $0.3 million increase associated with an acquisition that did not affect the effective tax rate, and decreased by $0.4 million in 2010. We will continue to assess the need for a valuation allowance on deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance will be recorded in the income statement for the periods that the adjustment is determined to be required.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, income taxes, stock-based compensation, and goodwill and intangible assets have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 2 of the accompanying notes to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We classify our revenues in two categories: Network Transaction revenues and Software and Services revenues.

Network Transaction Revenues

We enter into agreements with lenders, service providers and certain government agencies participating in the mortgage origination process that provides them access to, and interoperability with, mortgage originators on the Ellie Mae Network. A Network Transaction occurs when an Encompass user sends an electronic service request to any lender, service provider or other participant through our network and that request has been accepted. We recognize Network Transaction revenues when there is evidence that the Network Transaction has occurred and collection of payment from the participating lender, service provider or other participant is reasonably assured. We recognize set-up fees for the integration of lender and service provider participants into the Ellie Mae Network as Network Transaction revenues ratably from completion of the integration over the longer of the estimated life of the customer relationship and the term of the contract, which is typically one year.

Software and Services Revenues

Software and Services revenues include license and maintenance revenues, Encompass SaaS revenues, CenterWise for Encompass licensees and services revenues.

License and Maintenance Revenues.    We recognize revenues from the sale of licenses of Encompass software, typically in the month in which the software is delivered. For arrangements with multiple obligations such as undelivered maintenance and support contracts bundled with licenses, we allocate revenues to the delivered elements of the arrangement using the residual value method based on objective evidence of the fair value of the undelivered elements when vendor specific objective evidence, or VSOE, is determinable. The fair value of maintenance services for software licenses, whether an initial license or a renewal, is recognized ratably over the term of the maintenance contract. When VSOE is not determinable, we allocate all revenues to the undelivered elements and the entire arrangement is recognized ratably over the term of the contract. We believe that we have VSOE for our maintenance and support obligations based upon the prices our customers pay for the separate renewal of these services. If collectability is not assured, we recognize revenues upon receipt of cash payment.

Encompass SaaS Revenues.    We offer web-based access to our Encompass software. Customers can elect to pay a monthly recurring fee, which we recognize ratably when the service is performed. Associated set-up fees are recognized ratably over the life of the relationship with the customer, which is generally the term of the contract. Contracts generally range from one to three years. Alternatively, customers can elect to pay on a per closed loan, or success, basis with a monthly minimum. The success-based contracts generally have a term of two years. We recognize the monthly minimums as the service is performed and recognize additional amounts arising from closed loans when the loans close. Our Encompass SaaS offering also includes CenterWise for Encompass as an integrated component, which is a combined element of the arrangement that is delivered in conjunction with the Encompass SaaS offering and therefore is not accounted for separately.

CenterWise for Encompass Licensees.    CenterWise is offered as a standalone product with revenues recognized when the service is performed. It is also automatically included in the Encompass SaaS offering for which revenue is recognized as discussed above.

Services Revenues.    Mortgage originators, whether Encompass users or legacy customers acquired as a result of our acquisitions, such as our ODI and Mavent acquisitions, pay fees for services that they order, such as automated document preparation and compliance reports. We recognize revenues for these services when the service is performed.

Income Taxes

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. Our determination of our valuation allowance is based upon a number of assumptions, judgments and estimates, including forecasted earnings, future taxable income and the relative proportions of revenue and income before taxes in the various jurisdictions in which we operate.

We operate in various tax jurisdictions and are subject to audit by various tax authorities. We provide for tax positions whenever it is deemed likely that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. The tax effects of a position are recognized only when they are considered “more likely than not” to be sustained based solely on its technical merits as of the reporting date.

We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated balance sheets and consolidated statements of operations. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our consolidated statements of operations.

Stock-based Compensation

We recognize expense related to stock-based compensation awards that are ultimately expected to vest based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. Stock compensation expense is recognized on a straight-line basis over the requisite service period of the award, which generally equals the vesting period.

We estimate potential forfeitures of stock grants and adjust stock-based compensation expense accordingly. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures are recognized in the period of change and impact the amount of stock compensation expenses to be recognized in future periods, which could be material if actual results differ significantly from our estimates.

All stock option awards to non-employees are generally accounted for at the fair value of the equity instrument issued, as calculated using the Black-Scholes option-pricing model. The measurement of stock-based compensation for non-employees is subject to periodic adjustments as the options vest, and the expense is recognized over the period over which services are received.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. We determined weighted average valuation assumptions as follows:

•

Volatility.    As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the median historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology industry similar in size, stage of life cycle and financial leverage.

•	Expected term. The expected term was estimated using the simplified method as permitted by the SEC.

•	Risk free rate. The risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The following table summarizes the assumptions relating to our stock options for the year ended December 31, 2010:

Year Ended December 31, 2010
Volatility	55.0% – 56.0%
Expected term	5.0 – 6.08 years
Risk free rate	1.18% – 3.12%
Dividend yield	0%

Using the Black-Scholes option-pricing model, we recorded non-cash stock-based compensation expense related to employee stock options granted of approximately $2.1 million for the year ended December 31, 2010.

The fair market values of the common stock underlying stock options granted during 2009 and 2010 were estimated by our board of directors, which intended that all options granted be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. In the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but not limited to, the following factors: (i) the rights, preferences and privileges of our preferred stock relative to the common stock; (ii) our performance and stage of development; (iii) valuations of our common stock; and (iv) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions. The assumptions we use in our valuation models are based on subjective future expectations combined with management judgment. If any of the assumptions used in the Black-Scholes option-pricing model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

As of each stock option grant date from January 1, 2009 through December 31, 2010, our board of directors evaluated numerous factors to determine the fair market value of our common stock and set the exercise price of the options granted equal to the fair market value of our common stock determined as of such date, accordingly. On each option grant date, our board of directors considered the most recent valuation of our common stock as one of several factors in estimating the fair market value of our common stock. In addition, our board of directors considered changes in our financial condition and results of operations that had occurred since the most recent valuation date, then-current general economic and market conditions as described more fully below, and other objective and subjective factors described above. Based on these considerations, our board of directors determined that no significant change in our business or expectations of future business had occurred as of each grant date since the most recent valuation that would have warranted a materially different determination of value of our common stock than that suggested by the valuation, except for option grants in October 2009 and February 2010 in which cases our board of directors determined that an increase from the previous valuation was appropriate given our progress towards consummating an initial public offering. The valuations were performed in a manner consistent with the guidance and methods outlined in the AICPA Practice Aid, Valuation of Privately- Held-Company Equity Securities Issued as Compensation, or AICPA Practice Aid, for all option grant dates listed below.

For 2009, in connection with the preparation of our consolidated financial statements, and in a manner consistent with prior years, we contracted with an independent valuation company to perform analyses to assess the fair market value of our common stock as of December 31, 2008, June 30, 2009, September 30, 2009 and December 31, 2009. We also had a similar valuation analyses performed for March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, which were used for grants during those respective periods. These analyses were performed to assist management and our board of directors in determining fair market value for our stock options. Each valuation analysis consisted of two major steps: the estimation of the aggregate value of the entire company, referred to as Business Enterprise Value, or BEV, and the allocation of this aggregate value to our capital structure, including our redeemable convertible preferred stock, common stock, common stock warrants and common stock options. This approach is consistent with the methods outlined in the AICPA Practice Aid.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

In determining the fair value of our BEV and common stock, we used a combination of the income approach and the market approach, which were equally weighted, to estimate our aggregate BEV at each valuation date described above. The income approach involves making an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate over a forecast period and an estimate of the present value of cash flows beyond that period, which is referred to as residual value. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. With the market approach, one considers multiples of financial metrics based on both acquisitions and trading multiples of a peer group of companies. These multiples are then applied to our financial metrics to derive an indication of value.

We used an average of results from the income approach and market approach valuation methods to estimate BEV for the December 2008 and June 2009 valuations, with each method being equally weighted. The calculated BEV was then allocated to the various securities that comprise our capital structure using the option-pricing method for these periods. The equal weighting of the income and market approaches reflected our belief that both these valuation methods provided a reasonable estimate of our BEV and were equally reliable.

The income approach involves applying certain assumptions, including the weighted average cost of capital, which reflected our estimated cost of equity and debt at a ratio of 95% and 5%, respectively. Our estimated cost of equity was determined by calculating the average cost of equity for a group of publicly-traded companies considered to be reasonably comparable to us. Our estimated cost of debt was determined by calculating the estimated cost of long term debt on an after-tax basis.

The market approach also involves the use of assumptions, including multiples of financial metrics for a peer group of companies, which were then applied to our projected revenues and earnings to derive an indication of value. Ranges of forecasted revenue multiples were considered in our December 31, 2008 and June 30, 2009 valuations, as well as forecasted earnings multiples.

The resulting BEV obtained by averaging the values calculated under the income approach and the market approach was then discounted for lack of marketability for being a private company.

The assumptions for each of the above factors used in determining estimated BEV were as follows:

Valuation	Weighted Average Cost of Capital	Forecasted Revenue Multiples	Forecasted Price to Earnings Multiples	Marketability Discount
December 31, 2008	12%	1.5-2.0x	14.0-16.0x	30.4%
June 30, 2009	13	1.5-2.0	12.0-14.0	32.0

The option-pricing method was then applied to the calculated BEVs and involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing of a potential liquidity event was based on the plans of our board of directors and management at the time of the valuation. Estimating the volatility of the share price of a privately-held company is complex because there is no readily available market for our shares. Our board of directors estimated the volatility of our stock based on available information on the volatility of stocks of publicly-traded companies in our industry determined to be reasonably comparable to us.

The assumptions for each of the above factors used in the option pricing model valuations are as follows:

Valuation	Risk Free Interest Rate	Term to Liquidity Event	Volatility Rate	Fair Value Determined
December 31, 2008	1.00%	3 years	60%	$0.46
June 30, 2009	1.11	2	65	0.52

During the third quarter of 2009, we determined that it was more appropriate to use the probability weighted expected return method, or PWERM, rather than the option-pricing method used for the earlier valuations. The PWERM was used for the September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 valuations and is generally considered to be a more sound method to determine fair value of an enterprise that has reasonable expectations of a liquidity event. Given our board of directors’ and management’s evolving outlook in the second half of 2009 that a public offering might be more viable based on our financial performance and business prospects, and the generally improving conditions in the capital markets, we determined the PWERM was a more appropriate methodology with which to assess fair value of our common stock.

Our valuations that used the PWERM to estimate fair value involved analyzing the probability weighted present value of expected future values assuming the occurrence of certain liquidity events, such as an initial public offering, sale of the company or continuation of operations as a private company, as well as the respective rights of common and preferred holders. For each of the possible future liquidity events, our board of directors and management estimated a range of future equity values. Based on a weighted combination of the approaches, a probability-weighted value per share of common stock was determined.

When estimating value under the initial public offering scenario, we determined our BEV based on our speculative pre-money initial public offering value assuming a 15-month, 11-month, 9-month, 13-month, 11-month and 8-month holding period for the September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 valuations, respectively, adjusted for an appropriate discount rate of 25%, 25%, 20%, 20%, 18% and 17%, respectively.

When estimating value under the sale scenario, we determined our BEV by utilizing the values determined in the private company scenario, but the calculated amounts were increased for an estimated 25% control premium, and adjusted for a marketability discount.

When estimating value under the private company scenario, we used an average of values calculated under the income and market approaches, and adjusted for a marketability discount. The equal weighting of the income and market approaches reflects our belief that both these valuation methods provide equally reasonable estimates of our BEV and are equally reliable. Under the income approach, we needed to use an estimate of weighted average cost of capital. Under the market approach, we considered estimates of forecasted revenue and earning multiples for upcoming periods.

The assumptions for each of the above factors used in determining BEV under the private company scenario were as follows:

Valuation	Weighted Average Cost of Capital	Forecasted Revenue Multiples	Forecasted Price to Earnings Multiples
September 30, 2009	25%	2.00-2.25x	16-18x
December 31, 2009	25	2.25-2.50	17-19
March 31, 2010	20	2.50-2.75	16-18
June 30, 2010	20	2.25-2.50	16-18
September 30, 2010	18	2.50-2.75	15-17
December 31, 2010	17	3.00-3.25	17-19

The assumed probabilities for each future liquidity event and marketability discount applied in the PWERM model, and the resulting fair value determined, are as follows:

Valuation	IPO Probability	Sale Probability	Private Company Probability	Marketability Discount	Fair Value Determined
September 30, 2009	25-30%	15-20%	50-60%	22%	$1.28
December 31, 2009	40-45	15-20	35-45	14	2.18
March 31, 2010	60-65	15-20	15-25	14	2.85
June 30, 2010	65-70	15-20	10-20	14	2.95
September 30, 2010	70-75	15-20	5-15	14	3.00
December 31, 2010	80-85	10-15	0-10	14	3.35

Our indicated BEV at each valuation date was then allocated to the shares of redeemable convertible preferred stock, common stock, warrants to purchase shares of common stock and options to purchase shares of common stock assuming conversion for convertible instruments or exercise for options and warrants. This methodology treats the various components of our capital structure to be equivalent shares of common stock, and allocates the BEV to the resulting common stock on a fully diluted basis.

Changes in Fair Value Assessments

As noted above, at each option grant date in 2009 and in 2010, our board of directors considered the objective and subjective factors discussed above, including the valuations. The primary reasons for the changes in the fair value of our common stock during this period and between each valuation date are summarized as follows:

September 30, 2009 Valuation.    The increase in fair value determination from $0.52 as of June 30, 2009 to $1.28 as of September 30, 2009, was due primarily to continued operating performance above expectations, continued improved expectations for our future financial performance and continued improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock. Specifically, the extended low interest rate environment continued to result in higher than anticipated refinancing activity and unanticipated transaction volume resulting in higher than expected revenue and profits. Management expectations also improved due to the advancement of certain strategic relationships, as well as potential acquisitions of related services companies. Our change to the PWERM as part of our fair value reassessment also contributed to a higher determination of value. The PWERM was considered more appropriate given our board of directors’ increased interest in pursuing a public offering of common stock if capital market conditions continued to improve. The assigned probability of an initial public offering was considered reasonable at that time, given a level of uncertainty that existed about the sustainability of the recovery of the capital markets, and general uncertainty among service providers in the mortgage industry.

December 31, 2009 Valuation.    The increase in fair value determination from $1.28 as of September 30, 2009 to $2.18 as of December 31, 2009, was due primarily to continued operating performance above expectations, continued improved prospects for our future financial performance and continued improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock. We also modified input assumptions to the PWERM model to reflect our view at the time of such valuation that an initial public offering was more likely to occur than in September 2009, and to reflect that we had begun to have substantive discussions with potential underwriters about the prospects for an offering.

March 31, 2010 Valuation.    The increase in fair value determination from December 31, 2009 to March 31, 2010 from $2.18 to $2.85 was due primarily to increased revenues for the period, continued improved prospects for our future financial performance and continued improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock. Specifically, there were a number of initial public offerings that had recently been executed and favorably received by the market. We also modified input assumptions to the PWERM model to reflect our view at the time of such valuation that an initial public offering was more likely than in December 2009, and to reflect that we had begun to prepare for an initial public offering with underwriters and other advisors.

June 30, 2010 Valuation.    The increase in fair value determination from March 31, 2010 to June 30, 2010 from $2.85 to $2.95 was due primarily to continued improvements in our financial performance for the period, continued improved prospects for our future financial performance and continued improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock. We also modified input assumptions to the PWERM model to reflect our view at the time of such valuation that an initial public offering was slightly more likely than in March 2010, and to reflect our ongoing efforts for an initial public offering with underwriters and other advisors.

September 30, 2010 Valuation.    The increase in fair value determination from June 30, 2010 to September 30, 2010 from $2.95 to $3.00 was due primarily to continued improvements in our financial performance for the period, continued improved prospects for our future financial performance and continued improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock.

We also modified input assumptions to the PWERM model to reflect our view at the time of such valuation that an initial public offering was slightly more likely than in June 2010, and to reflect our ongoing efforts for an initial public offering with underwriters and other advisors.

December 31, 2010 Valuation.    The increase in fair value determination from September 30, 2010 to December 31, 2010 from $3.00 to $3.35 was due primarily to continued improvements in our financial performance for the period, continued improved prospects for our future financial performance and continued improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock. We also modified input assumptions to the PWERM model to reflect our view at the time of such valuation that an initial public offering was slightly more likely than in September 2010, and to reflect our ongoing efforts for an initial public offering with underwriters and other advisors.

Common Stock Valuations

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2009 and 2010, to be included in this prospectus, we reassessed our estimate of fair value of our common stock for financial reporting purposes using the PWERM instead of the combination of the income and market approaches applied during the course of 2009 and 2010. Due to differences between the dates of our valuations and dates of options granted after January 1, 2009, we adjusted the fair value of our common stock for financial reporting purposes for option grants made from January 1, 2009 through December 31, 2010, which resulted in these option grants having exercises prices below the subsequently determined fair value per share. These calculated fair values used for financial reporting purposes were derived based on linear interpolations between the valuations performed. Linear interpolations were considered appropriate because there were no individually significant factors, events, or changes in our business between the valuation dates that would indicate a more appropriate attribution model.

We granted stock options with the following exercise prices and fair value assessments from January 1, 2009 through December 31, 2010:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Fair Value Per Share as of Grant Date	Intrinsic Value
February 2009	14,000	$0.46	$0.46	$—
April 2009(1)	6,356,500	0.46	0.49	0.03
August 2009	90,000	0.52	1.02	0.50
October 2009	58,000	1.35	1.58	0.23
February 2010	736,500	2.25	2.63	0.38
April 2010(2)	142,500	0.46	2.88	2.42
April 2010(2)	105,000	1.22	2.88	1.66
April 2010(2)	420,730	1.25	2.88	1.63
April 2010(2)	5,541	4.61	2.88	—
August 2010	1,804,000	2.95	2.98	0.03
September 2010	75,000	2.95	3.00	0.05
October 2010	94,000	3.00	3.12	0.12

(1)	Includes 5,982,000 shares issuable upon exercise of options granted in an exchange of outstanding options on a 1-for-1 basis with new two-year vesting schedule for all vested portions of the exchanged option.
(2)	Represents Replacement Options. For more information on Replacement Options, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

The aggregate intrinsic value of vested and unvested stock options as of December 31, 2010, based on the initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of the prospectus, was $             million and $             million, respectively.

Repricing of Stock Options

In December 2001, we made offers to replace employee options with an exercise price of $4.61 with options having an exercise price of $1.25. Options for a total of 2,274,149 shares were cancelled and repriced at $1.25 by December 31, 2001. In accordance with the applicable accounting guidance, the replacement options are being accounted for using variable plan accounting. We recognized stock-based compensation expense of $0, $514,000 and $622,000 in the years ended December 31, 2008, 2009 and 2010, respectively, related to the variable plan accounting for these options.

At December 31, 2010, we had outstanding stock options to purchase an aggregate of 399,800 shares of common stock remaining that were repriced pursuant to the stock option repricing that occurred in December 2001. Under the variable accounting rules, we will recognize stock-based compensation expense or gain with respect to the remaining shares through December 31, 2011 in an amount equal to the number of shares of common stock underlying such options that remain outstanding as of the end of the quarter multiplied by the difference between the fair value of our common stock at the end of the quarter and the fair value of our common stock at the end of the immediately preceding quarter. For this purpose, the deemed fair value of our common stock at December 31, 2010 is $3.35 per share.

As of December 31, 2010, a 10% change in the fair market value of the our common stock would result in a change of approximately $134,000 in stock-based compensation.

In February 2009, we made offers to replace employee options with exercise prices of $1.80 and $1.98 with options having an exercise price of $0.46 and which included new vesting periods in accordance with the terms of the repricing plan. A total of 5,982,000 shares were cancelled and repriced at $0.46 in April 2009. The replacement options are being accounted for as a modification to the original option grants and resulted in incremental stock-based compensation expense of approximately $717,000, which is recognized as the awards vest. For more information, see “—Overview” above.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets are stated at cost less accumulated amortization, as appropriate. Other intangible assets include developed technology, trade names and customer lists and contracts. Intangibles with finite lives are amortized on a straight-line basis over the estimated periods of benefit, generally three to seven years. Goodwill and intangible assets with indefinite useful lives are not amortized, but tested for impairment at least annually, or whenever changes in circumstances indicated that the carrying amount of goodwill or intangible assets may not be recoverable. These tests are performed at the reporting unit level using a two-step, fair-value approach. We completed annual impairment tests for 2008, 2009 and 2010 and determined that our goodwill was not impaired for those years. The fair value of the reporting unit exceeded carrying value by over 100% for each of these periods.

The process of evaluating the potential impairment of goodwill requires significant judgment at many points during the analysis. To determine estimated fair value, we used the income approach, under which fair value was calculated based on estimated discounted future cash flows. The income approach was determined to be the most representative valuation technique that would be utilized by a market participant in an assumed transaction. Significant assumptions are based on historical and forecasted results of operations, and consider estimates of cash flows, including revenues, operating costs, growth rates and other relevant factors, as well as discount rates to be applied. Although the cash flow forecasts used are based on assumptions that are consistent with the plans and estimates used to manage the business, significant judgment was required.

If management’s estimates of future operating results change, if there are changes in identified reporting units or if there are changes to other significant assumptions, the estimated carrying values of such reporting units and the estimated fair value of goodwill could change significantly, and could result in an impairment charge. Such changes could also result in goodwill impairment charges in future periods, which could have a significant impact on our operating results and financial condition therein.

We assess the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value. Cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. If management’s estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our acquired product rights and other identifiable intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Consolidated statements of operations data:
Revenues	$33,573	$37,707	$43,234
Cost of revenues(1)	13,028	12,163	12,505

Gross profit	20,545	25,544	30,729
Operating expenses:
Sales and marketing(1)	7,553	7,532	9,555
Research and development(1)	6,898	7,945	10,468
General and administrative(1)	7,470	8,213	9,823

Total operating expenses	21,921	23,690	29,846

Income (loss) from operations	(1,376)	1,854	883
Other income, net	293	72	119

Income (loss) before income taxes	(1,083)	1,926	1,002
Income tax provision (benefit)	(24)	264	225

Net income (loss)	$(1,059)	$1,662	$777

(1)	Stock-based compensation included in above line items:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Cost of revenues	$19	$144	$192
Sales and marketing	35	145	303
Research and development	78	271	443
General and administrative	147	563	1,130

Total(a)	$279	$1,123	$2,068

(a)	Approximately $0, $514,000 and $622,000 of stock-based compensation expense for the years ended December 31, 2008, 2009 and 2010, respectively, related to variable accounting for repriced stock options.

	Year Ended December 31,
	2008	2009	2010
	(as a percentage of revenues)
Consolidated statements of operations data:
Revenues	100.0%	100.0%	100.0%
Cost of revenues	38.8	32.3	28.9

Gross profit	61.2	67.7	71.1
Operating expenses:
Sales and marketing	22.5	20.0	22.1
Research and development	20.5	21.1	24.2
General and administrative	22.3	21.8	22.7

Total operating expenses	65.3	62.9	69.0

Income (loss) from operations	(4.1)	4.9	2.1
Other income, net	0.9	0.2	0.2

Income (loss) before income taxes	(3.2)	5.1	2.3
Income tax provision (benefit)	0.0	0.7	0.5

Net income (loss)	(3.2)%	4.4%	1.8%

The following table sets forth certain operating data for the periods presented:

	Year Ended December 31,
	2008	2009	2010
Active Encompass Users (at end of period):
Active Lender Encompass Users	28,083	33,221	39,687
Active Broker Encompass Users	29,344	21,806	11,014

Total Active Encompass Users	57,427	55,027	50,701

Average Active Encompass Users (during period):
Average Active Lender Encompass Users	29,614	32,836	36,625
Average Active Broker Encompass Users	38,155	25,447	15,352

Average Total Active Encompass Users	67,769	58,283	51,977

Encompass-related revenues (in thousands):
Encompass-related revenues—Lenders	$20,389	$26,386	$34,116
Encompass-related revenues—Brokers	8,762	5,482	4,683

Total Encompass-related revenues	$29,151	$31,868	$38,799

Encompass-related revenues per Average Active Encompass Users:
Encompass-related revenues—Lenders per Average Active Lender Encompass Users	$688	$804	$932
Encompass-related revenues—Brokers per Average Active Broker Encompass Users	230	215	305
Encompass-related revenues per Average Active Encompass Users	430	547	746

SaaS success-based pricing-related data:
Active SaaS Success-Based Pricing Encompass Users (at end of period)	—	1,261	8,704
SaaS success-based pricing-related revenues (in thousands)	$—	$—	$4,944

Years ended December 31, 2008, 2009 and 2010

Revenues

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Revenues by type:
Software and Services	$23,683	$29,195	$33,880
Network Transactions	9,890	8,512	9,354

Total	$33,573	$37,707	$43,234

Percentage of revenues by type:
Software and Services	70.5%	77.4%	78.4%
Network Transactions	29.5	22.6	21.6

Total	100.0%	100.0%	100.0%

Total revenues increased $5.5 million, or 14.7%, from 2009 to 2010. This increase was primarily due to an increase in Software and Services revenues, comprised of a $4.9 million increase in success-based pricing revenues due to its first full year on the market, a $2.2 million increase in compliance service revenues from our Mavent acquisition in December 2009, and a $0.6 million increase in CenterWise revenues. These increases were partially offset by a $1.6 million decrease in document preparation services revenues arising from a decline in refinancing activities from the elevated level of refinancing activity in the first half of 2009 that arose from government incentives, a $0.5 million decrease in self-hosted software revenues due to our focus on our Encompass SaaS offering, which led to conversions of existing users of our license model and fewer new license sales, and a $1.0 million decrease in standard hosted Encompass revenues due to clients converting to the success-based pricing model.

Network Transaction revenues increased $0.8 million from 2009 to 2010 primarily due to a $1.2 million increase in appraisal transaction revenues reflecting a full year of appraisal transaction services in 2010 after its introduction in late 2009, partially offset by a decline in the volume of loan activity on the Ellie Mae Network from overall industry declines.

The number of Active Lender Encompass Users increased by 19.5% primarily due to new lender customers adopting our Encompass SaaS success-based pricing offering. However, the number of Active Encompass Users decreased 7.9% from the end of 2009 to the end of 2010 due to the 49.5% decline in Active Broker Encompass Users. Encompass-related Revenues per Average Active Broker Encompass User increased by 41.9% due to the significant loss of Active Broker Encompass Users that had previously provided only minimal revenues. Encompass-related revenues per Average Active Lender Encompass User increased by 15.9% due to the growth in the number of Active Lender Encompass Users using our success-based pricing offering.

The $4.1 million increase in revenues from 2008 to 2009 was due to an increase in Software and Services revenues, related to an increase of $5.8 million in our document preparation services. Document preparation services increased as a result of: (i) a significant increase in mortgage refinancings in the first half of 2009 in response to lower interest rates; (ii) a shift in our customer base from mortgage brokerages to mortgage lenders, the responsibilities of which include the preparation of closing documents; and (iii) our acquisition of ODI in the fourth quarter of 2008, which generated an additional $2.7 million of revenue in 2009. Software and Services revenues from CenterWise, which was fully launched at the beginning of 2008, increased from $1.2 million in 2008 to $3.1 million in 2009 due to a significant increase in market acceptance. These Software and Services revenue increases were offset by a $1.2 million decrease in self-hosted software and maintenance revenue and a $0.5 million decrease in website revenue. Network Transaction revenues decreased $1.4 million due to a decline in the number of mega lenders and volume of loan activity on our network reflecting overall industry declines.

The number of Active Encompass Users decreased from the end of 2008 to the end of 2009 as the number of mortgage professionals in the industry decreased from 279,800 to 261,400,11 a 6.6% decrease. This was reflected in the 25.7% decline in Active Broker Encompass Users between 2008 and 2009. However, during the same period, the number of Active Lender Encompass Users increased by 18.3%. Encompass revenue per Average Active Encompass User increased due to increased sales and use of Encompass Closer, Centerwise, Banker Edition, and Network Transactions by Lender Encompass Users. Encompass-related revenues per Average Active Lender Encompass User increased by 16.9%, while Encompass-related revenues per Average Active Broker Encompass User declined by 7.0%.

Gross Profit

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Gross profit	$20,545	$25,544	$30,729
Gross margin	61.2%	67.7%	71.1%

Gross profit and gross margin increased by $5.2 million and 3.4%, respectively, from 2009 to 2010 as revenues increased by $5.5 million and cost of revenues increased by only $0.3 million. Cost of revenues increased due to a $0.9 million increase in salaries and employee benefits from increased headcount in implementation services and professional services primarily associated with our Mavent acquisition in December 2009, a $0.5 million increase in software maintenance and expense primarily for virtualization software and acquired software contract maintenance obligations from the Mavent acquisition, a $0.5 million increase in data center expenses from the Mavent acquisition, a $0.4 million increase in temporary staff expense for additional customer support and for assistance with the integration of Mavent, as well as a $0.4 million increase in expenses related to implementation services. These increases were offset in part by a $1.6 million reduction in document preparation costs attributable to a reduction in volume of document preparation services activities and a reduced reliance on outside document preparation vendors, a $0.7 million decrease in depreciation and amortization expense due to completion of amortization of certain network equipment and smaller fixed asset purchases during 2010, and a $0.1 million reduction in bonus expenses.

The increase in gross profit as a percentage of revenues, or gross margin, from 2008 to 2009 was a result of increased revenues, greater margin on our Encompass Closer services due to the ODI transaction in September 2008, a reduction of $1.2 million in depreciation expense arising from smaller fixed asset purchases and a $0.5 million reduction in data center expenses due to our decision in 2008 to consolidate our data centers. These changes were offset in part by a $0.2 million increase in compensation expense due to additional headcount associated with our employment of former ODI employees at the end of 2008.

Sales and Marketing

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Sales and marketing	$7,553	$7,532	$9,555
Sales and marketing as % of revenues	22.5%	20.0%	22.1%

Sales and marketing expenses increased in absolute dollars and as a percentage of revenues from 2009 to 2010 primarily due to our strategy of significantly increasing our sales activities focused on mortgage lenders.

[11]	Bureau of Labor Statistics, Mortgage Employment Statistics, February 2011.

Sales and marketing expenses increased by $2.0 million, or 26.9%, from 2009 to 2010. This increase was due to a $0.9 million increase in salaries and employee benefits attributable to increased investment in sales activities for mortgage lenders including the addition of senior sales personnel and the transfer of a senior executive from general and administrative activities to sales activities, a $0.4 million increase in commissions and bonuses reflecting higher revenues in 2010, a $0.2 million increase in trade show and marketing expense due to increased marketing activities, a $0.2 million increase in stock based compensation and a $0.2 million increase in consulting expenses relating to lead generation for our compliance services.

Sales and marketing expenses were essentially the same in 2008 and 2009 due to a $0.3 million decrease arising from a headcount reduction in mid-2008, offset by a $0.3 million increase in commissions and bonuses on increased sales and the transfer of an executive from general and administrative activities to sales activities. The decrease in sales and marketing expense as a percentage of revenues was due to the increase in revenues from 2008 to 2009.

Research and Development

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Research and development	$6,898	$7,945	$10,468
Research and development as % of revenues	20.5%	21.1%	24.2%

Research and development expenses increased by $2.5 million, or 31.7%, from 2009 to 2010 primarily due to a $1.8 million increase in salary related expenses comprised of a $1.0 million increase for additional headcount from the Mavent acquisition and a $0.8 million increase for salary related expenses for additional research and development employees for other products. There was also a $0.2 million increase in consultant costs, a $0.2 million increase in stock-based compensation and a $0.3 million increase in benefits and payroll taxes related to the additional headcount.

Research and development expenses in 2009 increased as compared to 2008 due to increases in third-party consulting fees of $0.3 million and salaries of $0.2 million for employees hired from ODI to integrate the technology purchased from ODI into our Encompass Closer services, increases in legal costs of $0.1 million for patent application prosecution and $0.4 million of stock-based compensation and bonuses.

General and Administrative

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
General and administrative	$7,470	$8,213	$9,823
General and administrative as % of revenues	22.3%	21.8%	22.7%

The increase in general and administrative expenses in absolute dollars and as a percentage of revenues was due in significant part to our preparation to become a publicly held company.

General and administrative expenses increased by $1.6 million, or 19.6%, from 2009 to 2010 due to a $0.6 million increase in salaries related to headcount increases in preparation to become a publicly held company, a $0.6 million increase in stock-based compensation, a $0.2 million increase in consulting, accounting and other professional fees related to integration of Mavent and preparation to become a publicly held company, a $0.3 million increase in accrued sales taxes arising from our review of potential exposures related to our sales tax positions in certain states, a $0.2 million increase in bad debt expenses primarily due to clients acquired in the Mavent acquisition, and a $0.2 million increase in director compensation under a new program initiated in 2010.

These amounts were offset in part by a $0.2 million decrease in salaries resulting from the transfer of a senior executive from general and administrative activities to sales activities in late 2009, and a $0.1 million decrease in legal fees.

General and administrative expenses as a percentage of revenues decreased from 2008 to 2009 due to increased revenues. In absolute dollars, general and administrative expenses increased by $0.7 million due to increased non-cash stock-based compensation of $0.4 million and an increase in legal fees of $0.8 million associated with the DocMagic litigation filed against us in August 2009, offset by a $0.4 million decrease in consulting expense.

Other Income, Net

The increase in other income, net from 2009 to 2010 was due to increased interest income from a note receivable.

The decrease in other income, net from 2008 to 2009 was due to a decline in interest rates and interest earned on our cash and cash equivalents and short-term investments.

Income Taxes

The decrease in income tax expense from 2009 to 2010 was due primarily to usage of the California research tax credit in 2010, which was limited in 2009 under prior state law.

The increase in income tax expense from 2008 to 2009 was due to increases in taxable income and the State of California’s suspension of NOL carryforwards in 2009.

The income tax benefit for 2008 was the result of a U.S. federal statute which allowed for the accelerated use of research and development and alternative minimum tax credits based on fixed assets.

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statements of operations data as a percentage of revenues for each of the eight quarters in the period ended December 31, 2010. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included elsewhere in this prospectus, and the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010
	(unaudited)
	(in thousands)
Consolidated Statement of Operations Data:
Revenues	$10,111	$10,464	$8,334	$8,798	$8,879	$9,763	$11,924	$12,668
Cost of revenues(1)	3,333	3,486	2,816	2,528	3,075	3,087	3,146	3,197

Gross Profit	6,778	6,978	5,518	6,270	5,804	6,676	8,778	9,471
Operating expenses:
Sales and marketing(1)	1,673	1,594	1,757	2,508	2,354	2,305	2,411	2,485
Research and development(1)	1,857	1,907	1,872	2,309	2,628	2,631	2,566	2,643
General and administrative(1)	1,728	1,878	2,041	2,566	2,446	3,067	2,040	2,270

Total operating expenses	5,258	5,379	5,670	7,383	7,428	8,003	7,017	7,398

Income (loss) from operations	1,520	1,599	(152)	(1,113)	(1,624)	(1,327)	1,761	2,073
Other income, net	17	10	12	33	32	29	31	27

Income (loss) before income taxes	1,537	1,609	(140)	(1,080)	(1,592)	(1,298)	1,792	2,100
Income tax (benefit) provision	183	191	(16)	(94)	11	5	12	197

Net income (loss)	$1,354	$1,418	$(124)	$(986)	$(1,603)	$(1,303)	$1,780	$1,903

(1)	Stock-based compensation included in above line items:

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010
	(unaudited) (in thousands)
Cost of revenues	$6	$8	$12	$118	$93	$25	$20	$54
Operating expenses:
Sales and marketing	10	19	23	93	103	50	59	91
Research and development	28	46	50	147	127	92	82	142
General and administrative	53	91	112	307	240	464	147	279

Total	$97	$164	$197	$665	$563	$631	$308	$566

	For the Three Months Ended
Percentage of Revenue	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010
	(unaudited)
Consolidated Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	33.0	33.3	33.8	28.7	34.6	31.6	26.4	25.2

Gross Margin	67.0	66.7	66.2	71.3	65.4	68.4	73.6	74.8
Operating expenses:
Sales and marketing	16.5	15.2	21.1	28.5	26.5	23.6	20.2	19.6
Research and development	18.4	18.2	22.5	26.2	29.6	27.0	21.5	20.9
General and administrative	17.1	17.9	24.5	29.2	27.5	31.4	17.1	17.9

Total operating expenses	52.0	51.3	68.1	83.9	83.6	82.0	58.8	58.4

Income (loss) from operations	15.0	15.4	(1.9)	(12.6)	(18.2)	(13.6)	14.8	16.4
Other income, net	0.2	—	0.2	0.3	0.2	0.3	0.2	0.2

Income (loss) before income taxes	15.2	15.4	(1.7)	(12.3)	(18.0)	(13.3)	15.0	16.6
Income tax (benefit) provision	1.8	1.8	(0.2)	(1.1)	0.1	0.1	0.1	1.6

Net income (loss)	13.4%	13.6%	(1.5)%	(11.2)%	(18.1)%	(13.4)%	14.9%	15.0%

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010
	(unaudited) (in thousands)
Revenues by type:
Software and Services	$7,702	$8,024	$6,456	$7,013	$7,115	$7,559	$9,121	$10,085
Network Transactions	2,409	2,440	1,878	1,785	1,764	2,204	2,803	2,583

Total	$10,111	$10,464	$8,334	$8,798	$8,879	$9,763	$11,924	$12,668

Percentage of revenues by type:
Software and Services	76.2%	76.7%	77.5%	79.7%	80.1%	77.4%	76.5%	79.6%
Network Transactions	23.8	23.3	22.5	20.3	19.9	22.6	23.5	20.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Active Encompass Users (at end of period):
Active Lender Encompass Users	31,384	34,285	34,322	33,221	34,987	34,802	39,368	39,687
Active Broker Encompass Users	28,305	25,938	23,096	21,806	18,511	15,612	12,565	11,014
Total Active Encompass Users	59,689	60,223	57,418	55,027	53,498	50,414	51,933	50,701
Average Active Encompass Users (during period):
Average Active Lender Encompass Users	30,318	33,593	34,453	32,980	34,653	34,803	37,312	39,733
Average Active Broker Encompass Users	28,378	26,813	23,879	22,719	19,540	16,460	13,926	11,482
Average Total Active Encompass Users	58,696	60,406	58,332	55,699	54,193	51,263	51,238	51,215
Encompass-related revenues (in thousands):
Encompass-related revenues—Lenders	$6,603	$7,353	$6,041	$6,389	$6,440	$7,473	$9,549	$10,654
Encompass-related revenues—Brokers	1,537	1,388	1,222	1,335	1,316	1,266	1,143	958

Total Encompass-related revenues	$8,140	$8,741	$7,263	$7,724	$7,756	$8,739	$10,692	$11,612

Encompass-related revenues per Average Active Encompass Users:
Encompass-related revenues—Lenders per Average Active Lender Encompass Users	$218	$219	$175	$194	$186	$215	$256	$268
Encompass-related revenues—Brokers per Average Active Broker Encompass Users	54	52	51	59	67	77	82	83
Encompass-related revenues per Average Active Encompass Users	139	145	125	139	143	170	209	227

SaaS success-based pricing-related data:
Active SaaS Success-Based Pricing Encompass Users (at end of period)	—	—	—	1,261	2,738	4,200	6,785	8,704
SaaS success-based pricing-related revenues (in thousands)	$—	$—	$—	$—	$285	$700	$1,551	$2,408

Revenue levels in the first two quarters of 2009 were relatively high reflecting the significant increase in refinancing activity arising from low interest rates as well as normal seasonal trends in the second quarter. This refinancing activity decreased in the third and fourth quarters of 2009 and the first quarter of 2010, which adversely affected our Network Transactions revenues and the services component of our Software and Services revenues. The slight increase in revenues in the first quarter of 2010 reflects the first full quarter of compliance product revenues from our Mavent acquisition in December 2009, offset in part by a $0.3 million decline in document preparation services revenues. Revenues increased sequentially in the second, third and fourth quarters of 2010 primarily due to an increase in Encompass SaaS users under our success-based pricing model, reflecting our focus on sales and marketing of that offering. The increase was also due to increases in the second, third and fourth quarters of 2010 in document preparation and compliance services, and an increase in the second and third quarters of 2010 in the number of transactions processed through the Ellie Mae Network.

Encompass-related revenues and Encompass-related revenues per Average Active Encompass User were relatively high in the first and second quarters of 2009 due to a temporary surge in residential mortgage refinancings during those quarters. This refinancing activity decreased in the third and fourth quarters of 2009 and the first quarter of 2010, which accounts for the decline in the Encompass-related revenues per Average Active Encompass User in the third and fourth quarters of 2009 as compared to the previous quarters as well as the declines in the percentage of revenues attributable to Network Transactions and the services component of our Software and Services revenues. Our quarterly growth in Encompass-related revenues and Encompass-related revenues per Average Active Encompass User in the last three quarters of 2010 was primarily attributable to the increase in Encompass SaaS users under our success-based pricing model.

We believe the number of Active Lender Encompass Users has been positively affected by the introduction of our Encompass SaaS success-based pricing model. Consistent with industry trends, Active Broker Encompass Users decreased significantly in each quarter presented, and Encompass-related revenues from brokers have generally declined as well.

Encompass-related revenues per Active Lender Encompass User have generally increased subject to the extraordinary mortgage origination volume in the first half of 2009 and a smaller decline in the first quarter of 2010 as we implemented our Encompass SaaS-focused sales approach, which delays recognition of revenues as compared to licenses of Encompass.

Since the launch of our Encompass SaaS success-based pricing model in the fourth quarter of 2009, Active SaaS Success-Based Pricing Encompass Users and related revenues have sequentially grown each quarter, driven by increasing acceptance of this model by our target customer base.

Gross profit decreased in the first quarter of 2010 due to an overall increase in cost of revenues. The increase in cost of revenues was due to an increase in headcount in that quarter in addition to recognizing a full quarter of compensation, data center and software maintenance expenses related to our Mavent acquisition.

Sales and marketing expenses increased in the third and fourth quarters of 2009 due to marketing efforts for Encompass and Ellie Mae Network offerings. We incurred increased sales and marketing expenses in the fourth quarter of 2009 for several reasons including the addition of five sales employees, marketing expenses related to trade show attendance and the hosting of a targeted marketing event, increased commissions based on the achievement of sales milestones and additional bonuses. Sales and marketing expenses were relatively flat in the first three quarters of 2010 and increased in the fourth quarter of 2010 due to increased marketing activities at industry events and conferences.

Research and development expenses were relatively constant in absolute dollars for the first three quarters of 2009 and increased in the fourth quarter of 2009 due to increased compensation for employees acquired in the Mavent transaction and year-end performance bonuses and stock-based compensation expense. We incurred increased compensation expense in the first quarter of 2010 due to increases in salary-related expenses for the nine additional research and development employees from the Mavent acquisition, while total research and development expenses remained relatively flat in the second and third quarters of 2010. Research and development expenses increased in the fourth quarter of 2010 primarily due to increased stock-based compensation expense resulting from variable accounting treatment of outstanding stock options and increased bonuses.

General and administrative expenses are affected by the timing of accounting expenses as well as legal expenses for both litigation and transactional matters. General and administrative expenses increased in the third and fourth quarters of 2009 due to preparation for our initial public offering and expenses relating to litigation. General and administrative expenses decreased slightly in the first quarter of 2010 due to a reduction in legal expenses related to the DocMagic litigation. General and administrative expenses increased in the second quarter of 2010 due to increased legal expenses for the DocMagic litigation, increased stock-based compensation expense and sales tax reserve arising from our review of potential exposures related to our sales tax positions in certain states, partially offset by a decrease in accounting and bad debt expenses. General and administrative expenses for the third quarter of 2010 decreased due to a decrease in legal expenses for the DocMagic litigation, stock-based compensation and sales tax expenses. General and administrative expenses for the fourth quarter of 2010 increased due to increased stock-based compensation resulting from variable accounting treatment of outstanding stock options and increased year-end bonus accruals.

Liquidity and Capital Resources

Prior to 2006, we financed our operations and capital expenditures through private sales of preferred stock and lease financing. Since 2006, we have not required equity financing and have been able to finance our operations with existing cash and cash flow from operating activities.

As of December 31, 2010, we had cash, cash equivalents and short term investments of $16.9 million. Cash and cash equivalents consist of cash and money market accounts. Short-term investments consist of U.S. government agency securities.

We believe that our existing cash, cash generated from operating activities and the proceeds of our initial public offering will be sufficient to fund capital expenditures, operating expenses and other cash requirements for at least the next 12 months. In January 2011, we used $1.0 million of cash for the purchase of assets from Mortgage Pricing Systems. Although we are not currently a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, we may enter into these types of arrangements in the future, which could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

The following table sets forth our statement of cash flows data for the periods presented:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in) operating activities	$(175)	$6,453	$1,676
Cash flows (used in) provided by investing activities	(1,650)	(5,443)	728
Cash flows (used in) provided by financing activities	(432)	(273)	454
Purchases of property and equipment	(557)	(268)	(1,436)
Depreciation and amortization	3,976	2,592	1,611

Operating Activities

Cash provided by operating activities in 2010 was the result of net income of $0.8 million, adjusted by non-cash stock-based compensation of $2.1 million, depreciation and amortization expense of $2.0 million, an increase in accrued liabilities, other liabilities and accounts payable of $0.4 million due to increased accruals of $0.3 million for sales tax arising from our review of potential exposures related to our sales tax positions in certain states, and $0.2 million of increased litigation costs, and an increase in the allowance for doubtful accounts of $0.4 million primarily due to customers acquired as a result of the Mavent acquisition. These amounts were offset in part by a $1.9 million increase in accounts receivable due to the higher sales levels of Encompass software as well as compliance services after the Mavent acquisition in December 2009, a $1.6 million increase in deferred costs due to cash payments for legal and other fees that were capitalized in connection with our anticipated initial public offering, and a $0.5 million decrease in deferred rent arising from payments on vacant office space that we acquired in the ODI transaction.

Cash provided by operating activities in 2009 was the result of net income of $1.7 million, adjusted by non-cash charges of depreciation and amortization of $2.6 million, non-cash stock-based compensation of $1.1 million, a $0.7 million increase in deferred revenue due to higher rate of maintenance renewals, accrued liabilities of $0.6 million due to timing of payments, and a $0.5 million decrease in accounts receivable due to improved collections and net positive changes in accounts payable, offset in part by a $0.7 million decrease in deferred rent arising from payments on the vacant office space that we acquired in the ODI transaction.

Cash used in operating activities in 2008 was the result of a $2.1 million combined decrease in accounts payable and accrued liabilities due to the timing of payments covering the relocation of our principal executive offices and other operating expenses, a $2.0 million decrease in deferred revenues due to a reduction in prepaid maintenance revenues associated with licenses of our Encompass software, a net loss of $1.1 million and a $0.5 million increase in accounts receivable. These uses of cash were offset in large part by depreciation and amortization of $4.0 million, receipt of reimbursement of $0.8 million related to facility improvements and a $0.5 million increase in the provision for uncollectible accounts receivable.

Investing Activities

Our primary investing activities have consisted of purchases and sales of short-term investments and purchases of property and equipment, computer equipment for the Ellie Mae Network, Encompass SaaS and CenterWise services.

Cash provided by investing activities of $0.7 million in 2010 was the result of $2.2 million of net sales of short-term investments partially offset by $1.4 million for purchases of property and equipment primarily related to computer equipment to support the growth of our business and to enhance our disaster recovery solution.

Cash used in investing activities in 2009 was the result of $7.7 million of purchases of short-term investments, a $1.0 million loan to a customer and $0.5 million for the Mavent acquisition, offset in part by $4.0 million from the sale of short-term investments.

Cash used in investing activities in 2008 was the result of purchases of $1.0 million of short-term investments, $0.6 million for the acquisition of property and equipment and $0.1 million to purchase certain assets related to document preparation from ODI.

Financing Activities

Cash provided by financing activities in 2010 consisted of $0.8 million in proceeds from the exercise of stock options by our employees and directors, partially offset by $0.4 million in payments on our capital lease obligations.

Cash used in financing activities in 2009 and 2008 consisted of $0.3 million and $0.5 million, respectively, in capital lease obligation payments, offset in part by proceeds from the exercise of stock options by our employees and directors.

Controls and Procedures

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, may have been identified.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate risks and inflation.

Interest Rate Fluctuation Risk

We do not have any long-term borrowings.

Our investments include cash, cash equivalents and short-term investments. Cash and cash equivalents consist of cash, money market accounts, certificates of deposit and commercial paper. Short-term investments consist of U.S. government agency securities, commercial paper and certificates of deposit. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we do not believe a 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Off Balance Sheet Arrangements

As of December 30, 2010 we did not have any off balance sheet arrangements.

Contractual Obligations

We lease our office space in Pleasanton, California and other locations under various non-cancelable operating leases that expire between 2011 and 2015. We have no debt obligations. We have capital lease obligations that expire in 2011. Finally, we have no material long-term purchase obligations outstanding with any vendors or third parties.

	Payments Due by Period (as of December 31, 2010)
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Contractual obligations(1):
Capital lease obligations	$114	$114	$—	$—	$—
Operating lease obligations	3,970	984	2,673	313	—

Total	$4,084	$1,098	$2,673	$313	$—

(1)	Excludes contingent performance-based payments payable to sellers in the following transactions:

•

In connection with our acquisition of ODI in September 2008, we agreed to make three annual performance-based payments to ODI based on revenues generated by ODI’s legacy customers ordering legacy ODI services in excess of specified thresholds during the three years ending September 30, 2011. The earn-out payment for the first 12-month period was $171,000. There was no earn-out payment for 2010. We estimate that there will be no remaining performance-based payments.

•

In connection with our acquisition of Mavent in December 2009, we agreed to make performance-based payments to the former Mavent stockholders based on a percentage of adjusted revenues for sales of Mavent products being sold as of the acquisition date in excess of a minimum amount for each of the three years ended December 31, 2012. There was no earn-out payment for 2010. We estimate that the aggregate amount of these performance-based payments for the remaining two years will be approximately $117,000.

Recent Accounting Pronouncements

In October 2009, the FASB issued an amendment to ASC 605-25, Multiple Element Arrangements, which modifies how a company separates consideration in multiple-delivery arrangements. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The amendment also clarifies the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendment also eliminates the residual method of allocating revenue and requires the use the relative selling price method. This amendment to ASC 605-25 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an amendment to ASC 985-605, Software-Revenue Recognition, which modifies the accounting model for revenue arrangements that include both tangible products and software elements. This amendment to ASC 985-605 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. We do not currently sell products that include both tangible products and software elements, therefore this amendment is not expected to impact our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amended ASC Topic 820, Fair Value Measurement and Disclosure, to require a number of additional disclosures regarding fair value measurements. In addition to the new disclosure requirements, ASU 2010-06 amended ASC 820 to clarify that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities. Prior to the issuance of ASU 2010-06, the guidance in ASC 820 required separate fair value disclosures for each major category of assets and liabilities. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. Except for the requirement to disclose information about purchases, sales, issuance and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all of the provisions of ASU 2010-06 were effective for interim and annual reporting periods beginning after December 15, 2009. We adopted these provisions as of January 1, 2010. The requirement to separately disclose purchases, sales, issuances and settlements of recurring Level 3 measurements is effective for annual reporting periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not, and the requirements that will be effective in the future will not, have any material effect on our financial position or results of operations.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other, which affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The guidance modifies Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect the adoption of this disclosure guidance to have a material impact on our consolidated results of operations and financial condition.

BUSINESS

The Company

We host one of the largest electronic mortgage origination networks in the United States. Our network and the technology-enabled solutions we provide help streamline and automate the mortgage origination process, increasing efficiency, facilitating regulatory compliance and reducing documentation errors for our network participants.

The Ellie Mae Network electronically connects approximately 51,000 mortgage professionals to the mortgage lenders, investors and service providers integral to the origination and funding of residential mortgages. In 2010, over 2.0 million residential mortgage applications were initiated over the Ellie Mae Network. We believe, based in part on industry volume data reported by the Mortgage Bankers Association, this represented approximately 20% of the total U.S. residential mortgage market.

For mortgage originators, we provide Encompass software, a comprehensive operating system that handles key business and management functions involved in running a mortgage origination business, and serves as a gateway to the Ellie Mae Network. Mortgage originators use Encompass as a single tool for loan processing, marketing, customer communication and to interact electronically with lenders, investors and service providers over the Ellie Mae Network. We also offer Encompass users a variety of additional services, including automated preparation of the disclosure and closing documents borrowers must sign to obtain a loan, electronic document management and websites used for customer relationship management. For the lenders, investors and service providers on our network, we provide electronic connectivity that allows them to do business with a significant percentage of the mortgage origination professionals in the United States.

Mortgage originators pay us licensing and recurring subscription fees or fees on a success basis for our Encompass software, and fees on a subscription or transaction basis for our additional services. Lenders and service providers participating in the Ellie Mae Network also pay us fees, generally on a per transaction basis, for business received from Encompass users. In 2010, we had revenues of $43.2 million and net income of $0.8 million.

Mortgage Industry Overview

Overview of Mortgage Origination Market

In each of the past ten years, at least eight million new residential mortgages, totaling at least $1.5 trillion, have been funded in the United States.12 At the end of 2010, approximately 260,000 mortgage professionals were engaged in originating residential mortgages.13 Mortgage originators advise borrowers, process loan files and collect and verify the property and borrower data upon which lending decisions are based. Mortgage originators generally fall into three main categories:

•

Mega Lenders.    There are approximately 20 “mega lenders.” Mega lenders typically are large commercial banks that have both a retail channel in which they work directly with borrowers to originate loans and a wholesale channel in which they buy loans originated by other mortgage originators, such as mortgage banks, smaller lenders, credit unions and mortgage brokerages. These mega lenders include Wells Fargo Bank, N.A., Bank of America, N.A., JPMorgan Chase Bank, N.A. and PHH Mortgage Corporation.

•

Mortgage Lenders.    There are approximately 7,500 other mortgage lenders, such as mortgage banks, smaller commercial banks, thrifts and credit unions. Mortgage lenders source and fund loans and generally sell most of these funded loans to mega lenders or other investors.

[12]	Mortgage Bankers Association, U.S. Residential Originations from 2001 to 2010; Federal Housing Finance Agency, Combined Datasets Average Loan Size: 2010Q2.
[13]	Labor and Statistics, Mortgage Employment Statistics, February 2011.

•

Mortgage Brokerages.    There were forecasted to be approximately 12,000 mortgage brokerages at the end of 2010[14], which are independent sales companies originating loans for multiple mortgage lenders, down from 53,000 mortgage brokerages in 2006.[15] Mortgage brokerages process and submit loan files to a mortgage lender or mega lender that funds the loan.

In 2009, 48% of mortgages originated nationwide were funded directly through the retail channels of the mega lenders and the remaining 52% were funded through other mortgage lenders and brokerages.16 Based on information published by Inside Mortgage Finance, for 2010, this split was 50% / 50%.17

The Mortgage Origination Process

Originating a residential mortgage involves multiple parties and requires a complex series of data-laden transactions that must be handled accurately under tight time constraints. By the time a mortgage has been funded, the typical loan package contains over one thousand pages of documents that come from over a dozen different entities, usually operating on disparate technology systems and databases. Traditionally, much of the data used to prepare these documents has been gathered manually, rather than electronically, with documents exchanged among the many participants by facsimile, courier or mail. The entire process results in significant duplicative efforts, time delays, errors, costs and redundant paper documentation, and often exposes borrower data to privacy and security breaches.

The following diagram of the mortgage origination process provides a framework for understanding the complexity and inefficiency of the process, and the need for automated solutions.

[14]	Access Mortgage Research & Consulting, Inc., Mortgage Brokers 2010, September 2010.
[15]	Access Mortgage Research & Consulting, Inc., Mortgage Brokers 2006, August 2007.
[16]	Inside Mortgage Finance, Correspondent Production Continued Strong Run in 2009; Broker Market Hit New Low, February 26, 2010.
[17]	Inside Mortgage Finance, February 25, 2011, p. 3, Retail Reigned in 2010 as Lenders Shun Mortgage Broker Production Channel. Copyright 2011.

In addition to the challenges involved in processing loans, mortgage originators must address basic business needs, including marketing, sales, product fulfillment, customer support, reporting, regulatory compliance and general management functions. Historically, most mortgage originators have operated their businesses using separate task-specific software applications that were interconnected, if at all, through customized integrations. This often resulted in constraints on effective collaboration among operating departments, limited ability to monitor the business comprehensively, increased risk of error due to inconsistent data, inadequate security and control over the process, and expensive technical integration and maintenance costs.

It is estimated that electronic processing of mortgages would reduce origination costs by approximately $700 per loan.18 In 2009, fewer than 1% of residential mortgage originations were processed completely electronically.19

Recent Mortgage Industry Trends and Developments

The mortgage industry has undergone significant changes since 2007, largely in response to the hundreds of billions of dollars of loan defaults and massive losses suffered by lenders and investors. The underlying causes of the loan defaults and losses included the widespread availability, for several years prior to 2007, of high-risk mortgage loans made to unqualified borrowers, significantly reduced underwriting and documentation requirements, and overall lack of controls over the mortgage origination process. The losses incurred have led to four major trends that have significantly impacted the residential mortgage industry.

Increased Regulation

Many regulatory reforms have been introduced or proposed to assure meaningful disclosures by lenders to borrowers, increased transparency and objectivity of settlement services and greater accountability of lenders and mortgage originators, including:

•

material changes to Regulation X of the Real Estate Settlement Procedures Act of 1974, as amended, or RESPA, by the Department of Housing and Urban Development, or HUD, effective January 1, 2010, which requires enhanced disclosure to protect borrowers in the mortgage process;

•

changes to the Truth in Lending Act of 1968, as amended, or TILA, and the Mortgage Disclosure Improvement Act of 2008, as amended, or MDIA, which are intended to increase consumer protection and expand disclosure requirements;

•	the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, as amended, or SAFE, designed to require licensing and tracking of mortgage originators; and

•	the passage of the Dodd-Frank Act, which is in part designed to prevent predatory lending practices and other borrower abuses.

These regulatory reforms further complicate the process and increase the amount of documentation required to originate and fund residential mortgages.

Increased Quality Standards Imposed by Lenders and Investors

Lenders and investors have eliminated almost all high-risk loan product offerings and have significantly tightened underwriting and processing requirements. Consistent with these tightened standards, lenders and investors are demanding increased levels of documentation of the data upon which a lending decision will be based, an increased use of third-party services to obtain unbiased and independent verification of borrowers’ creditworthiness, greater proof of the adequacy of the collateral securing mortgages and strict compliance with regulatory requirements. This trend further complicates the process by increasing the amount of documentation and number of services required to originate and fund residential mortgages.

[18]	Mortgage Bankers Association, MISMO—A “Time and Motion” Study, October 2004.
[19]	National Mortgage News, 5% Share for E-Mortgages? Next Year. Or Maybe 2011, May 21, 2009.

Greater Focus on Operational Efficiencies

The reduced volume of mortgages, and elimination of high profit, high risk loans, is encouraging mortgage originators to increase their efficiency and reduce fixed expenses. This has led mortgage originators to explore technology solutions to automate their business processes as well as methods to avoid or reduce expenses that are not tied to revenue generating activities.

Significant Market Shift from Mortgage Brokerages to Mortgage Lenders

Investors increasingly prefer acquiring loans from mortgage lenders that actually fund the underlying loan and retain financial risk for non-performing loans. As a result, over the past several years mortgage origination volume has shifted significantly from mortgage brokerages to mortgage banks, commercial banks, thrifts and credit unions. These mortgage lenders generally require software with greater functionality to meet their business needs and typically order more settlement and other services in the process of funding loans.

The Ellie Mae Solution

Our technology-enabled solutions help streamline and automate the mortgage origination process, increasing efficiency, facilitating regulatory compliance and reducing documentation errors for all Ellie Mae Network participants.

For mortgage originators:

•

Encompass software provides mortgage originators with a core business operating system, streamlining and enhancing business-critical functions, including customer acquisition, loan processing, task management, communication with borrowers and other mortgage origination participants, reporting, regulatory compliance and general business management. Encompass software also provides the ability to collaborate effectively between departments and monitor the business comprehensively, all within a secure environment.

•

The Encompass services we offer our Encompass users include disclosure and closing document preparation, electronic document management, automated verification of regulatory compliance and borrower-facing websites enabling them to market to and support their customers.

•

The Ellie Mae Network enables Encompass users to submit loan data and entire files electronically and securely to lenders and electronically order and receive settlement services necessary to originate a loan.

For lenders, investors and service providers:

•

The Ellie Mae Network provides greater and more cost-effective electronic access to a significant percentage of mortgage origination professionals, increasing their revenue opportunities and lowering their marketing and loan aggregation costs.

•

Lenders, investors and service providers can seamlessly receive data directly from mortgage originators, reducing redundant data entries and errors and lowering loan-fulfillment and customer support costs.

•

The Ellie Mae Network facilitates targeted marketing by lenders, investors and service providers and allows them to set specific criteria to identify the loans for which they wish to provide funding or their settlement services, thereby significantly reducing traditional sales and marketing costs and potentially increasing market penetration for existing participants as well as new entrants.

•	Lenders can also use the Ellie Mae Network to ensure that they only receive loan applications that meet their specific loan quality and compliance standards.

We market our Encompass software to primarily mortgage lenders and also mortgage brokerages rather than to mega lenders, which generally have their own proprietary loan origination software. However, the wholesale divisions of many mega lenders participate in the Ellie Mae Network to interact electronically with Encompass users and fund or purchase loans processed by mortgage originators.

Our Strategy

Our mission is to be the industry standard electronic network for domestic residential mortgage originations. Key elements of our strategy include:

Increase the number of participants on the Ellie Mae Network.    According to Metcalfe’s law, as the number of participants in a network grows, the benefit to all its participants increases. We intend to increase the number of Ellie Mae Network participants by continuing to enhance the features and functionality of our Encompass software for mortgage originators and by educating lenders and service providers of the benefits of automated origination and network participation.

Increase number of Lender Encompass Users.    We intend to continue to focus our marketing efforts and product development to increase the number of Encompass users that are mortgage lenders, or Lender Encompass Users, including mortgage banks, commercial banks, thrifts and credit unions. Mortgage origination volume has shifted significantly from mortgage brokerages to mortgage lenders. Based on information published by Inside Mortgage Finance, mortgage brokerages represented only 11.0% of national mortgage volume versus 38.6% for mortgage lenders during 2010.20 Moreover, mortgage lenders typically require software with greater functionality to meet their needs and typically order more settlement and other services in the process of funding loans. We believe this will allow us to realize greater overall revenues.

Focus sales efforts on Encompass SaaS.    We are focusing our marketing and sales efforts on our Encompass SaaS offering, and particularly our Encompass SaaS success-based pricing model, in contrast to our license model. In our Encompass SaaS offering, the customer does not pay the significant up-front licensing fee associated with our license model, which we believe is particularly attractive in the present residential mortgage origination market. Our Encompass SaaS success-based pricing model builds on this value proposition by aligning the payments of our customers for our software and services with their own receipt of revenues. This model increases the efficiency of our sales and marketing efforts by allowing us to sell multiple products and services, including our SaaS version of Encompass Banker Edition, CenterWise, Encompass Closer, Encompass Compliance Service and Encompass Pricing and Product Service, to our mortgage lender customers in a single sales effort. At December 31, 2010, 29.0% of our Active Encompass Users used Encompass SaaS. Of the Encompass SaaS users at December 31, 2010, approximately 59.3% employed the success-based pricing model. Our success-based pricing model was launched in the fourth quarter of 2009. At December 31, 2009, 12.4% of our Active Encompass Users used Encompass SaaS. Of the Encompass SaaS users at December 31, 2009, approximately 18.5% employed the success-based pricing model.

Sell additional products and services to Encompass users.    We intend to encourage more mortgage originators in the Ellie Mae Network to use the Encompass services we currently offer, such as document preparation, electronic document management, compliance services, website hosting and product and pricing services. We also intend to develop additional products and services to sell to our Encompass users.

Expand the use of settlement services on the Ellie Mae Network.    The Ellie Mae Network provides mortgage originators with electronic access to many of the lenders and most of the service providers with which they need to interact in order to process and fund loans. Currently our Encompass users employ the Ellie Mae Network to handle on average four transactions per loan file, typically including electronic ordering of credit reports and accessing the automatic underwriting systems of Fannie Mae and Freddie Mac. Electronic interaction is less frequent with other service providers, such as appraisers, title and flood reporting companies and other data verification services. We believe limited use is in part due to the fact that providers of other settlement services do not provide electronic solutions that are superior to traditional processes. We intend to encourage providers of settlement services, such as title reports and appraisals, to deliver these services electronically through the Ellie Mae Network.

[20]	Inside Mortgage Finance, February 25, 2011, p. 3, Retail Reigned in 2010 as Lenders Shun Mortgage Broker Production Channel. Copyright 2011.

Sell Ellie Mae Network offerings to lenders and service providers.    We intend to continue to add functionality and electronic and real-time marketing services to the Ellie Mae Network so that lenders and service providers can more effectively market to, and do business with, mortgage originators. For example, in early 2010 we introduced Ellie Mae Network offerings that provide targeted marketing for lenders and service providers, allowing them to set specific criteria for the loans or settlement services they wish to offer mortgage originators, thereby significantly reducing their sales and marketing costs. Lenders can populate mortgage originators’ Encompass software with specific compliance, underwriting and documentation requirements for loans prior to delivery in order to screen loans based on quality and regulatory compliance.

Acquire complementary businesses.    Our industry is highly fragmented and we believe there are strategic opportunities available that will complement and increase the attractiveness of our Encompass software offerings. For example, in January 2011 we acquired and integrated certain assets of Mortgage Pricing Systems to introduce our Encompass Product and Pricing Service. We intend to continue pursuing additional strategic acquisitions.

Products and Services

The Ellie Mae Network

The Ellie Mae Network enables mortgage originators to choose from, and connect to, a broad array of lenders and service providers essential to the processing and funding of loans. Key functions of the Ellie Mae Network are:

•	Mortgage originators can electronically and securely submit loan files to lenders in order to underwrite, price and lock rates for individual loans.

•	Mortgage originators can electronically order settlement services, including credit, title, appraisal, flood, compliance, mortgage insurance, fraud detection and other reports.

•

Lenders and settlement service providers can gain instant electronic access to a large number of mortgage originators, potentially increasing their revenue opportunities and lowering their marketing, loan processing and customer support costs.

•	Lenders and service providers can access electronic and real-time marketing and quality enforcement services that facilitate business interactions with mortgage originators.

Lenders and service providers enter into contracts with us that allow their proprietary operating systems to interoperate with the Ellie Mae Network. Lenders and service providers generally pay us fees on a per transaction basis when the mortgage originator orders these services through the Ellie Mae Network. The table below describes some of the services that mortgage originators may order during the mortgage origination process.

Type	Description
Credit Report	A report verifying a loan applicant’s credit standing to predict statistically how likely the applicant is to repay future debts.

Product Eligibility and Pricing Engine	A service that allows a mortgage originator to compare loans offered by different lenders and investors to determine the best product and price available to a particular borrower.

Automated Underwriting	A service provided by Fannie Mae and Freddie Mac that analyzes and determines whether a loan meets the requirements for eventual acquisition by them.

Data Transmission to and from Lenders and Investors	Mortgage originators transmit data for loan underwriting, pricing and registration prior to delivery of loan package to the lender.

Appraisal Report	An estimate of value of the property securing the mortgage conducted by a licensed appraiser and used by the lender to determine whether the loan is adequately collateralized.

Title Report; Insurance	A report ordered on the property to examine public records to ensure that no one except the seller or borrower has a valid claim on the property and to disclose past and current facts regarding ownership of and liens on the property; title insurance protects the insured against any loss caused by defect of title to the property.

Flood Certification	A report that determines whether the property is located in a flood hazard area based on federal flood regulations and whether the lender or investor will require flood insurance on the property.

Compliance Review	A service that reviews a loan file to confirm whether a loan complies with federal, state and local regulations.

Fraud Detection	A service that searches through a number of data fields on a loan application, identifies inaccurate or inconsistent data or suspicious circumstances and delivers a fraud filter score report.

Document Preparation	A service that automates the process of preparing the legal documents required for closing a loan.

Mortgage Insurance	Insurance that protects mortgage lenders against loss in the event of default by the borrower, which can allow lenders to make loans with lower down payments from borrowers.

Income, Identity and Employment Verifications

Services that automate the verification of each of a borrower’s income, identity and employment through a variety of sources, including the Internal Revenue Service, Social Security Administration and other third parties.

Encompass Software

Encompass is our proprietary software product that combines loan origination, business management and customer relationship management software for mortgage originators, and also provides seamless access to the lenders and service providers on the Ellie Mae Network. The Encompass software platform helps users structure and streamline their mortgage origination process and facilitates collaboration among internal departments of a mortgage origination company. It creates efficiency in gathering, reviewing and verifying mortgage related data and in producing accurate documentation. It also enables enforcement of rules and business practices designed to ensure loan quality, adherence to processing standards and regulatory compliance. The core architecture of Encompass uses a single database that is accessible to all participants throughout the mortgage origination process.

We offer two versions of Encompass, Broker Edition and Banker Edition. Encompass Broker Edition is marketed to mortgage brokerages and as an entry-level product to mortgage lenders. Encompass Banker Edition is marketed to mortgage lenders and provides additional functionality, including underwriting, secondary marketing, closing, funding and interim servicing tools. Both versions of Encompass provide the following features and benefits:

Feature	Benefits
Customer Acquisition and Relationship Management

•    Sales and marketing tools to help acquire and grow new business, and pre-qualify prospective borrowers.

•    Integration to a custom branded website to help attract new borrowers and create new loans through an online application that flows directly into the Encompass loan pipeline.

•    Automatic lead follow-up and customer retention through campaign management capabilities that allow design and execution of multi-step marketing campaigns.

•    Pre-qualification tools to start loan applications, access integrated pricing engines and easily find appropriate loan products and prices for a borrower.

•    Automatic status updates posted to a branded website to keep customers and their real estate and other designated agents informed throughout the loan process.

Processing

•    Configurable pipeline, forms, and workflow enable faster loan processing, reduced errors, and more efficient business operations.

•    “Alert” management allows focus on urgent and relevant issues.

•    Collaboration tools help keep everyone informed and reduce need to manually update other employees, partners and borrowers.

•    Seamless access to electronic document management, or EDM, helps simplify document handling and increases data security.

Risk Management and Business Reporting

•    Centralization of all business data and electronic images.

•    Built-in rules and safeguards to set and help enforce business practices.

•    Management dashboard highlighting key performance indicators.

•    Predefined reports provide out-of-the-box intelligence and can be modified with a custom report writer.

Feature	Benefits
Connectivity, Personalization and Integration

•    Seamless and secure connections to thousands of service providers and lenders on the Ellie Mae Network.

•    Workflow management to define customer-specific business processes.

•    User-defined experience through a personalized homepage.

•    Integration with third-party applications through a software development kit to leverage existing technology investments.

The following additional features and benefits, tailored to the specific needs of mortgage lenders, are available on Encompass Banker Edition:

Feature	Benefits
Underwriting

•    Collaboration with all origination team members to respond effectively to underwriting requests and track underwriting conditions.

•    Communicate loan conditions, request and receive mortgage documents and track conditions and documents in a single system.

•    Access electronic copies of borrower documents within the loan file and compare them with actual loan data to reduce risk of data inconsistencies.

Secondary Marketing and Trade Management

•    Manage lock requests and accurately track buy-side and sell-side pricing.

•    Allocate loans that qualify for trades, track progress and capture key trade details.

•    Alerts provide notification of deadlines to help avoid late-delivery fees.

Closing and Funding	• Enter closing data, perform audits and order closing documents all within a single loan file. • Closing data populates funding worksheets, helping to reduce errors and enable faster funding.

Post-Closing, Shipping and Delivery	• Comprehensive tracking, fulfillment and shipping of loan package. • Tools to manage interim servicing before selling loans to investors.

Advanced Customization and Business Rule Management

•    Enterprise-level functionality for higher level security, more granular control of processes and flexible customization of the software.

•    Comprehensive control over workflow, business rules, processes and user groups.

Mortgage originators can license Encompass software for an initial fee as a perpetual license with annual maintenance fees or subscribe to Encompass SaaS. Mortgage originators subscribing to Encompass SaaS pay monthly per user subscription fees or fees on a success basis, either separately or as a bundled package, with monthly minimums.

Encompass Services

Our Encompass services include Encompass Closer, CenterWise, Encompass Compliance Service and Encompass Product and Pricing Service, which are offered either as separate services or bundled in various combinations with our Encompass software, in each case on a subscription or per loan basis.

Encompass Closer

Encompass Closer is a document preparation solution that electronically generates the dozens of documents that the borrower must receive and sign prior to the funding of a loan. Unlike other third-party document preparation services, mortgage originators using Encompass Closer do not have to move loan data from their loan origination system to a separate closing system of an outside vendor. As a result, Encompass Closer accelerates the closing process, eliminates re-typing of data and reduces errors in the loan package. We also provide document preparation services to a number of legacy accounts of ODI that do not use Encompass software.

CenterWise

CenterWise is a bundled offering of Electronic Document Management, or EDM, and Encompass Webcenters.

Electronic Document Management.    EDM gives Encompass users the ability to create virtual loan folders which contain all of the documents involved in the loan process. These include documents generated with the Encompass software, documents received electronically and paper documents that are digitized using fax, document recognition and scanner technology. With EDM, Encompass users can receive, store, manage and deliver any documents electronically and securely to borrowers, real estate agents, builders, lenders and settlement service providers. Once a loan is funded, the virtual loan folder is stored on Ellie Mae servers for long-term storage and compliance.

Encompass WebCenter.    Our Encompass WebCenter uses a website to facilitate the interaction of Encompass users with borrowers, allowing prospective borrowers to initiate loan applications online. If an application is initiated online, it is fed into the mortgage originator’s Encompass loan processing pipeline. Encompass WebCenter allows borrowers and mortgage originators to electronically sign and transmit required disclosures and other loan documentation. It also provides borrowers and their real estate agents real-time 24/7 loan status updates.

Encompass Compliance Service

Our Encompass Compliance Service, powered by Mavent, analyzes mortgage loan data for compliance with consumer protection laws and institutionally mandated compliance policies. Encompass Compliance Service can check loan data multiple times during processing, underwriting, closing or funding a loan. Encompass Compliance Service is integrated with Encompass software but can be used with other loan origination software as well under the Mavent brand. It is also used by Fannie Mae and several mega lenders.

Encompass Product and Pricing Service

Our Encompass Product and Pricing Service allows Encompass users to compare loans offered by different lenders and investors to determine the product and pricing options available to a particular borrower. This service is integrated with Encompass software so users can search for and sort results within their core business operating system. Data flows back and forth from the pricing engine to the loan file inside Encompass to help assure that information is accurate and complete.

Sales, Marketing and Customer Support

As of December 31, 2010, our sales force consisted of 28 employees who are deployed in our Major Accounts Group and the Inside Sales Group. The Major Accounts Group maintains relationships with our largest 1,000 customers and identifies new potential Encompass Banker Edition and large brokerage customers. The Inside Sales Group focuses primarily on relationships with smaller mortgage brokerages.

To build brand awareness and generate sales leads, we conduct direct marketing campaigns, web-based workshops, public relations campaigns and media advertising. We also attend and sponsor many mortgage and banking industry conferences.

As of December 31, 2010, we had a staff of 23 customer support representatives who offer live and online technical support. We have also established a variety of training programs for our customers, including in-field seminars for large groups of customers, live or recorded on-line webinars to assist customers in conducting a mortgage business in general and in using our products in particular, and in-product and on-demand training videos.

Technology

Our technology infrastructure supports the Ellie Mae Network and all of our products and services.

Data Centers and Network Access

Our primary data centers are hosted by a leading SAS-70 Type II certified provider of hosting services in Santa Clara, California and Chicago, Illinois. All applications provided by Ellie Mae will run actively in either of these two sites at any time.

The data centers host all of the Ellie Mae Network Services and SaaS versions of our Encompass software. The data centers are designed with fault tolerance protection for all layers of the platform and infrastructure, including routers, switches, load balancers and firewalls, as well as the web and application services and backend database connections. In the event of a complete site failure, such as may occur in the event of a regional natural disaster, all of the services in a site can be redirected to the other site as a part of our disaster recovery strategy.

Our infrastructure is designed to scale substantially to accommodate foreseeable growth in the number of participants and transaction volume on the Ellie Mae Network.

Network Security

All information processed by our servers is encrypted, password protected and stored on secure servers. Customers transmit data to our servers though a 128-bit SSL encryption channel protecting the data against third party disclosure in transit. All of our servers are protected from Internet intruders by industry standard hardened firewalls, intrusion detection and prevention systems and access control lists as well as other methods. All security services are monitored and maintained by our staff as well as IBM/ISS on a regular basis. We employ industry standard, centrally controlled anti-virus packages and intrusion prevention systems that are monitored and updated on a continual basis.

Research and Development

As of December 31, 2010, we had 57 dedicated software engineers and support staff in our research and development group. We devote substantial resources to enhance the features and functionality of our product and service offerings. Our research and development expenses totaled $6.9 million, $7.9 million and $10.5 million in 2008, 2009 and 2010, respectively.

Intellectual Property

Our success depends in large part on our proprietary products and technology for which we seek protection from a combination of patent, copyright, trademark and trade secret laws and other agreements with employees and third parties. We require our officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to us of all inventions made during the course of their employment or consulting relationship. We also enter into nondisclosure agreements with our commercial counterparties and limit access to, and distribution of, our confidential information.

We are committed to developing and protecting our intellectual property and, where appropriate, file patent applications to protect our technology. We currently hold four U.S. patents, and we currently have three patent applications pending and two continuing patent applications in the United States. The term of any issued patent in the United States is generally 20 years from its filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. U.S. Patent No. 7,444,302, which applies to the Internet-based transaction platform that connects our customers to lenders, vendors, and GSEs used in our embedded interface of Ellie Mae Network within the Encompass360 Loan Origination System, expires in 2025. U.S. Patent No. 7,472,089, which applies to web integration of Loan Origination Software interfaces used in lender connections in the Ellie Mae Network, expires in 2024. U.S. Patent Nos. 7,412,417 and 7,752,124, which apply to the Mavent rule-based validation engine and its automation used in our Encompass Compliance Service, expire in 2021 and 2025, respectively. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. Furthermore, we cannot assure you that any patents will be issued to us as a result of our patent applications.

We hold a number of registered and unregistered trademarks, service names and domain names that are used in our business in the United States.

Competition

The mortgage origination software market is highly competitive. There are many software providers catering to mortgage brokerages and mortgage lenders. Our current principal software competitors include Calyx Technology, Inc., Byte Software Inc., Del Mar DataTrac, Inc., ISGN Solutions Inc., PCLender.com, Avista Solutions, Inc., Mortgage Builder Software, Inc., OpenClose Mortgage Software and Harland Financial Solutions. Some of these software providers, including Calyx Technology, Inc., also provide connectivity between their software users to lenders and service providers.

Competition with Software Providers

We compete against software providers based on our ability to provide:

•

a comprehensive software solution that provides all business-critical functions including customer acquisition, loan processing, task management, communication with borrowers and other mortgage origination participants, reporting, regulatory compliance and general business management;

•	solutions that create efficiencies in gathering, reviewing and verifying mortgage related data and producing accurate documentation;

•	customizable business rules to automate processes, drive accountability and enforce business practices that help assure loan quality and regulatory compliance;

•	a single database to reduce data errors and facilitate collaboration among departments within a mortgage origination company and comprehensive monitoring of the business of the entire enterprise;

•	attractive pricing options for customers that align with customer cash flow requirements, such as our success-based pricing model;

•	an integrated network to submit loan files electronically and securely to lenders and electronically order all of the services necessary to originate a loan; and

•	security, reliability, and data protection.

Competition with Service Providers

We only offer our Encompass services to Encompass users. There are many other service providers that also offer our Encompass users competing services, including:

Borrower-facing Websites.    We compete against providers of borrower-facing websites for mortgage originators, including MGIC Investment Corporation, Mortgagebot, Vlender and a la mode inc.

Document Preparation Services.    We compete against document preparation service providers, including DocMagic Inc., MRG, DigitalDocs, ProClose, Guardian Mortgage Documents, Wolters Kluwer Financial Services and DocuTech Corporation.

Compliance Service Providers.    We compete against compliance software service providers, including LogicEase Solutions Inc., Wolters Kluwer Financial Services and Interthinx, Inc.

Electronic Document Management.    We compete against electronic document management providers, including Xerox Mortgage Services, Inc., VirPack Corporation, SigniaDocs, Inc. and Encomia, LLC.

We compete against these providers not only based on the quality of the service we offer, but also on integration of each specific service provided within the overall workflow of Encompass. This enhances mortgage originators’ control over the mortgage origination process and reduces errors and costs through the seamless exchange of data across applications and services.

Competition Regarding the Ellie Mae Network

The Ellie Mae Network is only available to mortgage originators using Encompass software. The principal competition to the use of the Ellie Mae Network remains traditional methods of exchanging data and documents among mortgage industry participants by e-mail, facsimile, phone, courier and mail. In addition, competition comes from mortgage originators using a standalone web browser to go individually to each investor, lender, or service provider’s website and then manually upload loan data or enter information into the website. Mortgage originators may continue to use these methods due to habit, personal business relationships or for other reasons, despite the disadvantages of duplicative efforts, time delays, errors and costs, redundant paper documentation, and potential privacy and security breaches.

Lenders and service providers, including those who participate on the Ellie Mae Network can and do connect with mortgage originators that are not Encompass users in a variety of ways, including through other networks between mortgage originators and lenders and service providers such as MGIC Investment Corporation and RealEC Technologies, Inc.

We compete with respect to the Ellie Mae Network based on offering mortgage originators accessibility to a critical mass of investors, lenders and service providers and enabling mortgage originators to transact all aspects of the mortgage origination process over the network. In addition, we compete as to the Ellie Mae Network by providing investors, lenders and service providers with greater access to the mortgage origination community, which enables them to increase their revenue opportunity and lower the cost of marketing and customer support.

We believe we generally compete favorably with our competitors, however, many of our actual and potential competitors enjoy substantial competitive advantages over us, such as longer operating histories and significantly greater financial, technical, marketing and other resources.

Government Regulation

The U.S. mortgage industry is heavily regulated. Mortgage originators, lenders, investors and service providers with which we do business are subject to federal, state and local laws that regulate and restrict the manner in which they operate in the residential mortgage industry, including RESPA, TILA, MDIA and SAFE. In addition, the passage of the Dodd-Frank Act has increased, and will continue to increase, regulation of the mortgage industry, including: generally prohibiting lenders from making residential mortgage loans unless a good faith determination is made of a borrower’s creditworthiness based on verified and documented information; requiring the Bureau of Consumer Financial Protection to enact regulations to help assure that consumers are provided with timely and understandable information about residential mortgage loans that protect them against unfair, deceptive and abusive practices; and requiring federal regulators to establish minimum national underwriting guidelines for residential mortgages that lenders will be allowed to securitize and sell to third-party investors without retaining any of the loans’ default risk. Although currently we are not directly subject to these laws and regulations, changes to these laws and regulations could broaden the scope of parties or activities subject to regulation and require us to comply with their restrictions, and new products and services developed by us may be subject to, or have to reflect, these laws or regulations.

In addition, we are subject to general business laws and regulations, as well as laws and regulations specifically governing the Internet, such as laws and regulations covering taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential Internet access and the characteristics and quality of services.

Employees

At December 31, 2010, we had 190 full-time employees, including 97 in sales and marketing, 73 in research and development and technology and 20 in general and administrative functions. None of our employees are covered by collective bargaining agreements.

Facilities

Our corporate headquarters are located in Pleasanton, California, in a 43,000 square-foot facility, under a sublease expiring on April 29, 2015. We also have field-based staff operating in several areas around the country, primarily based in Irvine, California, Calabasas, California and Montville, New Jersey.

Legal Proceedings

On August 28, 2009, DocMagic Inc., or DocMagic, filed a lawsuit against us in the U.S. District Court for the Northern District of California (DocMagic, Inc. v. Ellie Mae, Inc., Case No. 3:09-CV-4017), which we refer to in this prospectus as the Federal Action, alleging that we had engaged in monopolization and/or attempted monopolization of an alleged product market composed of “internet portal[s] providing electronic linkages for mortgage loan closing document preparation services,” and that we are subject to liability for related state court claims for intentional interference with contractual relationship, interference with prospective economic advantage and unfair competition. DocMagic’s claims relate to the August 2009 expiration of a September 2006 Electronic Bridge Agreement pursuant to which DocMagic had been a vendor on the Ellie Mae Network.

On the same day, DocMagic filed a lawsuit against us in the Superior Court of California for the City and County of San Francisco (DocMagic, Inc. v. Ellie Mae, Inc., Case No. CGC-09-491986), which we refer to in this prospectus as the State Action, alleging breach of a September 2006 reseller agreement between the parties and unfair competition.

On October 6, 2009, we filed our answer and counterclaim in the Federal Action, denying all material allegations of the complaint and seeking affirmative relief based on claims against DocMagic for copyright infringement, violation of the federal Computer Fraud and Abuse Act, and for state law claims for breach of the Electronic Bridge Agreement, inducing our customers to breach certain contracts with us and unfair competition.

On December 7, 2009, we filed our answer in the State Action denying all material allegations of the complaint and filed our cross-complaint against DocMagic in the State Action for breach of the reseller agreement, intentional interference with contractual relationship, intentional interference with prospective economic advantage and unfair competition. On April 9, 2010, the State Action was dismissed without prejudice pursuant to an agreement between the parties, in order that the parties could re-file their state law claims in the Federal Action.

On April 26, 2010, we filed an amended counterclaim in the Federal Action which added the claims previously filed by us in the State Action and a claim for violation of California’s Comprehensive Computer Data Access and Fraud Act.

On May 10, 2010, DocMagic filed an amended complaint in the Federal Action, alleging violations of U.S. antitrust laws under various headings, including monopoly leveraging, attempted monopolization of the market for document preparation services, refusal to deal with respect to the Ellie Mae Network, and denial of access to an essential facility, the Ellie Mae Network. In addition, DocMagic alleged violations of the Lanham Act and the Copyright Act based on alleged misuse of DocMagic’s purported intellectual property rights in the formatting of DocMagic audit reports, false advertising and misappropriation of trade secrets. DocMagic also re-alleged its state law claims.

Ellie Mae and DocMagic filed cross-motions to dismiss each other’s amended pleadings. On October 12, 2010, the Court entered its order dismissing with prejudice DocMagic’s claims for attempted monopolization and false advertising and dismissing with leave to amend certain claims of both parties.

On October 8, 2010, DocMagic filed an application for a temporary restraining order to prohibit us from taking certain steps to prevent DocMagic from accessing loan data in Encompass through means that violate our contractual and/or intellectual property rights. We have opposed that application. On March 10, 2011, the Court entered its order denying DocMagic’s application.

On October 22, 2010, DocMagic filed its second amended complaint, re-alleging claims that were dismissed with leave to amend. On November 5, 2010, we answered the second amended complaint, denying all material allegations, and we filed our second amended counterclaim, asserting claims that were dismissed with leave to amend. On November 22, 2010, DocMagic answered the second amended counterclaim denying all material allegations.

On November 19, 2010, we filed a motion for summary judgment on the monopolization claims. On January 12, 2011, DocMagic filed its opposition to our motion for summary judgment, and we filed our reply on January 24, 2011. On March 10, 2011, the Court entered its order denying our motion for summary judgment. In addition, the Court lifted its previous stay of discovery and discovery is expected to move forward.

On July 27, 2009, James Van Law filed a lawsuit against us, one of our employees and several other defendants in U.S. District Court for the District of Connecticut, alleging breach of contract, tortious interference with business relationship, unfair trade practices and defamation and seeking monetary damages, costs and interest. The plaintiff alleged that he had developed a proprietary network of approximately 60 mortgage originators and loan officers throughout the United States which originated residential mortgage loans. In February 2009, the plaintiff, Ellie Mae and Proficio Mortgage Ventures, LLC had entered into negotiations regarding a potential joint venture, and contemplated that the plaintiff could potentially be employed by the joint venture and receive compensation if the joint venture were consummated. We did not reach agreement and after negotiations ceased, the plaintiff filed the lawsuit, alleging that the defendants had conspired to steal his proprietary network and had disrupted the funding of loans in his network’s pipeline to his detriment. On October 19, 2009, we filed a motion to dismiss. On November 4, 2009, the court approved a voluntary dismissal of our employee from the case. On December 9, 2009, Mr. Van Law filed an opposition to the motions to dismiss filed by us and two other defendants. On September 30, 2010, the U.S. District Court ruled on the motions to dismiss, granting it in part with respect to certain of the other defendants and denying it in part. We and the other defendants have filed answers to the complaint. Preliminary discovery is underway. The case has been referred to a U.S. Magistrate Judge for settlement purposes, and a settlement conference among the parties is currently scheduled for May 5, 2011. We plan to defend these claims vigorously.

Although we believe that we have substantial and meritorious defenses in each of these cases, neither the outcomes of the litigation nor the amount and range of potential damages associated with the litigation can be assessed with certainty.

We are also subject to various other legal proceedings and claims arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on our business, financial position, results of operations or cash flows.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of December 31, 2010:

Name	Age	Position(s)
Sigmund Anderman	69	President and Chief Executive Officer, Director
Jonathan H. Corr	43	EVP, Business Development & Product Strategy, Chief Strategy Officer
Limin Hu	48	EVP, Technology & Operations, Chief Technology Officer
Joseph H. Langner	47	EVP, Sales & Client Services, Chief Sales Officer
Edgar A. Luce	59	EVP, Finance & Administration, Chief Financial Officer
Elisa Lee	36	Vice President, General Counsel and Secretary
Carl Buccellato	68	Director
Craig Davis(2)(3)	59	Director
A. Barr Dolan(2)	61	Director
Alan S. Henricks(1)	60	Director
Jerald L. Hoerauf	61	Director
Robert Levin(1)(3)	55	Director
Bernard M. Notas(1)(2)	60	Director
Frank Schultz(3)	72	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Sigmund Anderman, one of our co-founders, has served as our chief executive officer and as a member of our board of directors since the inception of the company in August 1997. Mr. Anderman co-founded American Home Shield Corporation, a home warranty company, in 1973, and served as its general counsel until 1979 and as its president from 1979 to 1981. Mr. Anderman founded CompuFund, Inc., a computerized mortgage banking company, in 1981 and served as its chief executive officer until 1990. Mr. Anderman founded Inspectech Corporation, a computerized home inspection company in 1991 and served as its chief executive officer until 1998. Mr. Anderman holds a Bachelor of Arts degree in Education from City University of New York and a Juris Doctor from New York University. Our board of directors has concluded that Mr. Anderman should serve on the board based on his extensive knowledge of our company gained from his positions as one of our founders and chief executive officer.

Jonathan H. Corr has served as our executive vice president and chief strategy officer since August 2005. Mr. Corr served as our senior vice president of product management from October 2002 to August 2005. Prior to joining us, from October 2001 to August 2002, Mr. Corr served as vice president product strategy at PeopleSoft, Inc. From May 1998 to August 2001, Mr. Corr served in various positions at Kana/Broadbase Software/Rubric, a number of software companies that combined through acquisition, most recently as vice president of product management. From July 1997 to May, 1998, Mr. Corr served as senior product manager of Netscape Communications Corporation. Mr. Corr holds a Bachelor of Science degree in Engineering from Columbia University and a Master of Business Administration degree from Stanford University.

Limin Hu, one of our co-founders, has served as our chief technology officer since the inception of the company in August 1997. From January 1996 to August 1997, Mr. Hu served as chief executive officer and president of Hugo Technologies, Inc., a technology consulting firm. From December 1994 to January 1996, he served as vice president and general manager of Teknekron Systems LLC, a software and business development company, and from March 1994 to December 1994, Mr. Hu was Director of Systems Technology at Teknekron Corporation, a software company. From December 1990 to March 1994, Mr. Hu held various research positions at IBM Research Center. Mr. Hu holds a Bachelor of Science degree in Electrical Engineering from National Taiwan University and a Ph.D. in Electrical Engineering and Computer Science from the University of California at Berkeley.

Joseph H. Langner has served as our executive vice president and chief sales officer since November 2009. Mr. Langner previously served as our chief operating officer from August 2005 to November 2009 and as our vice president, sales and marketing from December 2002 to August 2005. From April 1986 to June 2002, Mr. Langner held various executive positions with The Dun & Bradstreet Corporation, a credit reporting agency, most recently as senior vice president and general manager, small business solutions division. Mr. Langner holds a Bachelor of Science degree in Genetics from the University of California at Davis.

Edgar A. Luce has served as our chief financial officer since July 2005. From November 2004 to July 2005, Mr. Luce served as our acting chief financial officer. From January 2001 to April 2004, Mr. Luce served as chief financial officer for Sanarus Medical, Inc., a medical device company. From March 2000 to January 2001, he was chief financial officer, secretary, and treasurer at ComView Corporation, a cardiology imaging software company. From February 1997 to March 2000, Mr. Luce was chief financial officer at Biex, Inc., a healthcare company, and from August 1991 to February 1997, he served as vice president, finance and administration and corporate secretary for Penederm Inc., a public dermatology products company. Mr. Luce holds a Bachelor of Arts degree in Economics from Stanford University and a Master of Business Administration degree in Finance from the University of California at Los Angeles.

Elisa Lee has served as our vice president, general counsel and secretary since November 2009. Prior to joining us, from March 2008 to November 2009, Ms. Lee served as senior counsel of The Cooper Companies, Inc., a specialty medical products company, and served in various positions at CooperVision, Inc., a subsidiary of The Cooper Companies, Inc., most recently as assistant general counsel. From 2000 to February 2008, Ms. Lee was an attorney at Latham & Watkins LLP. Ms. Lee holds a Bachelor of Arts degree in Political Science from the University of California at Berkeley and a Juris Doctor from New York University.

Board of Directors

Carl Buccellato has served on our board of directors since December 1997. From May 2008 to the present, Mr. Buccellato has served as chief executive officer and a director of SavingStreet, LLC, an e-commerce company. From 1996 to May 2008, Mr. Buccellato was a private investor and, from June 2000 to May 2002, he served as a consultant to Ultrastrip Technologies, currently known as Echosphere Technologies, an engineering, technology development and manufacturing company. Mr. Buccellato was a co-founder of Homeowners Group, Inc., a real estate services company, and served as its president and chief executive officer from 1982 to 1996. Mr. Buccellato is a member of the board of directors of Landstar System Inc., a provider of integrated supply chain solutions, and Senergy SNRG, a global waste recycling and de-vulcanization technology company. Mr. Buccellato has also served on a variety of industry boards, including the President’s Advisory Council on Real Estate and the Real Estate Buyers Council. Our board of directors has concluded that Mr. Buccellato should serve on the board based on his experience in founding and managing a large, nationwide real estate services company, and his extensive background in advising and serving as a director of many high growth companies.

Craig Davis has served on our board of directors since January 2004. From September 2003 to the present, Mr. Davis has been a private investor. From December 1996 to September 2003, Mr. Davis served as president of the Home Loans and Insurance Services Group at Washington Mutual, a national bank. From January 1989 to December 1996, Mr. Davis held various positions at American Savings Bank, a financial services company, most recently as executive vice president and director of Mortgage Origination/ASB Subsidiaries. From May 1982 to

January 1989, Mr. Davis was executive vice president at Griffin Financial Services, a financial services company and subsidiary of Home Savings of America. Mr. Davis has served on numerous boards and councils including the Real Estate Board of Governors of the Mortgage Bankers Association and Fannie Mae’s National Advisory Council. Mr. Davis holds Bachelor of Arts degrees in English and History from United States International University. Our board of directors has concluded that Mr. Davis should serve on the board and the compensation and nominating and corporate governance committees based on his extensive experience in the residential mortgage industry and his service as an executive at some of the largest residential mortgage lenders in the United States.

A. Barr Dolan has served on our board of directors since June 2005 and was a member of our board of directors from December 1997 to November 2000. From 1982 to April 2010, Mr. Dolan served as a general partner of Charter Ventures, a venture capital firm. From 1986 to May 2008, Mr. Dolan was a member of the board of directors for Heska Corporation, a veterinary products company. Mr. Dolan is a member of the board of directors for several private companies, including CoRepair, KFX Inc., CMD Consulting and Xlumina. Mr. Dolan holds a Bachelor of Arts degree in Chemistry and an Master of Science degree in Engineering from Cornell University, a Master of Arts degree in Applied Science from Harvard University and a Master of Business Administration degree from Stanford University. Our board of directors has concluded that Mr. Dolan should serve on the board and the compensation committee based on his significant experience in analyzing, investing in and serving on the boards of directors many start-up and high growth companies.

Alan S. Henricks has served on our board of directors since April 2010. From September 2009 to the present, Mr. Henricks has served as acting chief financial officer of Livescribe, Inc., a consumer electronics company. From September 2006 to May 2009, Mr. Henricks served as chief financial officer of Pure Digital Technologies, a consumer electronics company, and from May 2009 to August 2009 he was a private consultant. From December 2003 to September 2006, Mr. Henricks served as chief financial officer of Traiana, a software company. From November 2001 to July 2003, Mr. Henricks served as chief executive officer and a member of the board of directors of Cenzic, a security software company. Prior to November 2001, Mr. Henricks served as a senior executive officer at a variety of companies, including serving as chief financial officer of Informix Software, Documentum, Borland International, Cornish & Carey and Maxim Integrated Products. Mr. Henricks holds a Bachelor of Science degree in Engineering from Massachusetts Institute of Technology and a Master of Business Administration degree from Stanford University. Our board of directors has concluded that Mr. Henricks should serve on the board and the audit committee based on extensive experience serving as chief financial officer of both public and private companies.

Jerald L. Hoerauf has served on our board of directors since June 2008. Mr. Hoerauf joined The First American Corporation in October 1998 as senior vice president of business development for the real estate solutions group, and since June 2010 has served as executive vice president, corporate development of CoreLogic, Inc. (the successor to The First American Corporation following the spin-off of First American Financial Corporation in June 2010). Prior to that, in 1986 Mr. Hoerauf launched and operated TRW Property Data, the predecessor company to the current Data & Analytics business segment of CoreLogic. Mr. Hoerauf holds a Bachelor of Arts degree in Economics from the University of California at Santa Barbara and a Master of Business Administration degree from California State University, Fullerton. Our board of directors has concluded that Mr. Hoerauf should serve on the board based on his extensive background in and knowledge of the mortgage and settlement services industries, as well as his experience in founding and developing a successful services organization serving the mortgage industry.

Robert J. Levin has served on our board of directors since August 2009. From May 2009 to the present, Mr. Levin has been a consultant to Redbrick Partners, a real estate investment firm. From August 2008 to February 2009, Mr. Levin was a senior advisor to Fannie Mae and from March 2009 to April 2009 he was a private consultant. From May 1981 to August 2008, Mr. Levin served in a variety of executive positions at Fannie Mae, including serving as chief business officer from January 2006 to August 2008, interim chief financial officer from December 2004 to December 2005 and executive vice president for housing and community development from August 1998 to December 2004. Mr. Levin currently serves as a member of the board of trustees for Morehouse College and has previously served as a member of the board of the National Alliance to End Homelessness. Mr. Levin holds a Bachelor of Arts degree in Economics from the University of North Carolina at Chapel Hill and a Master of Business Administration degree from the University of Chicago. Our board of directors has concluded that Mr. Levin should serve on the board and the audit and nominating and corporate governance committees based on his extensive experience as a key executive for many years, serving a variety of functions, of Fannie Mae, the largest investor in residential mortgages in the United States.

Bernard M. Notas has served on our board of directors since March 1998. From February 2003 to February 2010, Mr. Notas served as chief financial officer and a managing director of BTIG, LLC, a securities firm. From July 1998 to January 2001, Mr. Notas served as chief operating officer and chief financial officer of OffRoad Capital Corporation, a securities firm, as president of OffRoad Securities, Inc., a securities firm, and as a member of the board of directors for each company from July 1998 to August 2001. From September 1987 to December 1997, Mr. Notas served as chief financial officer and a managing director at Montgomery Securities, a securities firm. From January 1986 to February 1987, Mr. Notas served as chief financial officer and group managing director of Rooney, Pace Group, Inc., a brokerage firm. Mr. Notas previously served on the board of directors of JB Oxford Inc., from July 2004 to October 2007. Mr. Notas holds a Bachelor of Business Administration degree in Finance and Accounting from Pace University and a Master of Business Administration degree in Management from Long Island University. Our board of directors has concluded that Mr. Notas should serve on the board and the audit and compensation committees based on his extensive background as chief financial officer of a securities firm, as well as his broad experience in entrepreneurial business environments.

Frank Schultz has served on our board of directors since June 2000. From 1995 to the present, Mr. Schultz has been a private investor. From 1992 to 1995, Mr. Schultz served as chief executive officer, president and chairman of the board of directors of ITT Financial Corp., a financial services company. From 1983 to 1992, Mr. Schultz was an executive vice president at Bank of America, a financial services company, at which he oversaw consumer marketing, credit card and mortgage divisions. Mr. Schultz previously has served as a member of Fannie Mae’s National Advisory Board and as a member of the Mortgage Bankers Association’s Presidents’ Council. Mr. Schultz holds a Bachelor of Arts degree from Princeton University and a Master of Business Administration degree from Harvard University. Our board of directors has concluded that Mr. Schultz should serve on the board and the nominating and corporate governance committee based on his extensive experience serving as an executive and board member of companies in the mortgage and financial services industry.

Board Composition and Risk Oversight

Upon completion of this offering, our board of directors will consist of nine members, the following seven of whom will qualify as “independent” according to NYSE rules and regulations: Messrs. Craig Davis, Barr Dolan, Alan Henricks, Jerald Hoerauf, Robert Levin, Bernard Notas and Frank Schultz.

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Anderman, Henricks and Notas and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	The Class II directors will be Messrs. Buccellato, Dolan and Schultz and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	The Class III directors will be Messrs. Davis, Hoerauf and Levin and their terms will expire at the annual general meeting of stockholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our board of directors is responsible for, among other things, overseeing the conduct of our business; reviewing and, where appropriate, approving our major financial objectives, plans and actions; and reviewing the performance of our chief executive officer and other members of management based on reports from our compensation committee. Following the end of each fiscal year, our board of directors conducts an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors have full access to our management and independent advisors. With respect to the board of directors’ role in our risk oversight, our audit committee discusses with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures. Our audit committee reports to the full board of directors with respect to these matters, among others.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Ellie Mae engagement team as required by law; reviews our critical accounting policies and estimates and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Bernard Notas, who is the chairman of the committee, Alan Henricks and Robert Levin. All members of our audit committee meet the requirements for financial literacy under applicable SEC and NYSE rules and regulations. Our board of directors has determined that each of Messrs. Henricks, Levin and Notas is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under applicable NYSE rules and regulations. Messrs. Notas, Henricks and Levin are independent directors as defined under applicable SEC and NYSE rules and regulations. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and the NYSE.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. From the beginning of 2009 until March 2011, our compensation committee has been comprised of Barr Dolan, Carl Buccellato and Bernard Notas, with Mr. Dolan serving as the chairman of the committee. In addition, Craig Davis was appointed to the compensation committee in November 2009. Mr. Buccellato is the chief executive officer and an equity owner of SavingStreet, LLC, or SavingStreet, with whom we have a strategic relationship agreement. For more information, please see “—Compensation Committee Interlocks and Insider Participation” below.

In March 2011, our Board of Directors determined that Mr. Buccellato no longer qualified as “independent” under applicable rules and regulations of the NYSE. As a result, Mr. Buccellato no longer serves as a member of the compensation committee. Each of the remaining members of our compensation committee, Messrs. Davis, Dolan and Notas, are independent under the applicable rules and regulations of the SEC, the NYSE and the Internal Revenue Code.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. The current members of our nominating and corporate governance committee are Frank Schultz, Craig Davis and Robert Levin, with Mr. Schultz serving as the chairman of the committee. The nominating and corporate governance committee will consider diversity of relevant experience, expertise and background in identifying nominees for directors.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

From the beginning of 2009 until March 2011, our compensation committee has been comprised of Barr Dolan, Carl Buccellato and Bernard Notas, with Mr. Dolan serving as the chairman of the committee. In addition, Craig Davis was appointed to the compensation committee in November 2009. None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

In March 2011, our Board of Directors determined that Mr. Buccellato no longer qualified as “independent” under applicable rules and regulations of the NYSE. As a result, Mr. Buccellato no longer serves as a member of the compensation committee. Mr. Buccellato is the chief executive officer of SavingStreet and owns 32% of its membership interests. On February 16, 2008, we entered into a strategic relationship agreement with SavingStreet, which was subsequently amended and restated on June 15, 2010, pursuant to which we provide to SavingStreet certain information from borrowers who consent to the distribution of such information. SavingStreet uses this borrower information to market certain move-related and home ownership-related products and services and we are entitled to receive 20% of SavingStreet’s net income until investors have recouped their initial investment, and then 50% of its net income thereafter. In connection with this transaction, we issued to SavingStreet a five-year warrant to purchase up to 400,000 shares of our common stock at an exercise price of $1.98 per share. This warrant may only be exercised at any time after we have received an aggregate of $5.0 million pursuant to the agreement and prior to the termination date of the warrant, which is December 31, 2012. The agreement was amended effective July 1, 2010 to specify additional marketing, sales and funding responsibilities for both parties, as well as to introduce additional protection measures for customer data utilized in connection with the agreement. As of December 31, 2010, we have not been paid any profit-sharing amounts pursuant to the agreement.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.elliemae.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Risk Assessment and Compensation Practices

Our management assesses and discusses with our compensation committee our compensation policies and practices for our employees as they relate to our risk management and, based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future.

Our employees’ base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash bonuses and sales commissions focus on achievement of short-term or annual goals, which may encourage the taking of short-term risks at the expense of long-term results, we believe that our compensation policies help mitigate this risk and our performance-based cash bonuses and sales commissions are limited, representing a small portion of the total compensation opportunities available to most employees. We also believe that our performance-based cash bonuses and sales commissions appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success, and do not encourage unnecessary or excessive risk-taking.

A significant proportion of the compensation provided to our employees is in the form of long-term equity-based incentives that we believe are important to help further align our employees’ interests with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because vesting schedules are staggered and their ultimate value is tied to our stock price.

Director Compensation

On August 26, 2010 we adopted a policy pursuant to which non-employee directors will receive an annual retainer of $26,000. In addition to the annual retainer, all non-employee directors who serve on one or more committees will be eligible to receive the following committee fees:

Committee	Chair	Other Member
Audit committee	$15,000	$5,000
Compensation committee	7,000	3,000
Nominating and governance committee	3,000	1,500

Other than the annual retainers and committee fees described above, non-employee directors will not be entitled to receive any cash fees in connection with their service on our board of directors. However, pursuant to the new policy, such non-employee directors will be entitled to receive an option to purchase 50,000 shares of our common stock upon initial election or appointment to the board of directors and an option to purchase 30,000 shares of our common stock annually thereafter. Options granted to non-employee directors will have a per share exercise price equal to the per share fair market value of our common stock as of the date of grant. The initial option grant will vest in equal monthly installments over three years from the date of grant. Subsequent options will vest in equal monthly installments over one year from the date of grant. Our directors who are employees are compensated for their service as employees and do not receive any additional compensation for their service on our board.

In connection with the adoption of our non-employee director compensation policy in August 2010, our board of directors authorized payment of non-employee director retainer and committee fees, effective April 1, 2010. For 2010, each non-employee director was paid an aggregate amount of $19,500 for director retainer fees plus an additional amount for those who served on one or more committees as follows:

Committee	Chair	Other Member
Audit committee	$11,250	$3,750
Compensation committee	5,250	2,250
Nominating and governance committee	2,250	1,125

Prior to the adoption of this policy, we did not provide any cash compensation to our non-employee directors, and the number of shares of our common stock subject to the stock option granted to a new non-employee director had not been determined using a formula. Instead, the number of shares underlying the initial option grant varied depending on the board of directors’ assessment of the new director’s experience and the value of our common stock at the time of the director’s commencement of service. Likewise, the vesting schedule for initial option grants varied by director, with a portion vested immediately generally based on the amount of time the director has served prior to the granting of the initial stock option and the remainder vesting monthly over three to four years, as determined by our board of directors. Historically, on each anniversary of their commencement of service on our board of directors, each of our non-employee directors was granted an option to purchase 15,000 shares of our common stock for service on our board of directors and an option to purchase 2,000 shares of our common stock for each committee the director served on. Each of these options vested with respect to 100% of the shares subject to the option on the date of grant. Our directors who were also employees were compensated for their service as employees and did not receive any additional compensation for their service on our board.

In connection with the adoption of our non-employee director compensation policy in August 2010, our board of directors granted each non-employee director an option to purchase shares of our common stock. Messrs. Buccellato, Davis, Notas and Schultz each received an option to purchase 65,000 shares of our common stock, of which 50,000 shares was granted in lieu of the initial grant such directors would have been entitled to pursuant to our adopted policy had they been elected or appointed to the board of directors after the policy was adopted and 15,000 shares relate to their board service in 2009. Since Mr. Dolan was not eligible to receive an option grant for his board service in 2009 due to his affiliation at the time with Charter Ventures, he was granted an option to purchase 50,000 shares of our common stock in lieu of the initial grant he would have been entitled to pursuant to our adopted policy had he been appointed to the board of directors after the policy was adopted. Since Mr. Levin received an initial option grant in 2009 when he joined the board of directors, he received an option to purchase 30,000 shares of our common stock as his annual option grant pursuant to our adopted policy. These options have an exercise price of $2.95 per share, which our board of directors determined was the fair market value of our common stock on the date of grant, and vest in substantially equal monthly installments over three years from the date of grant, except for the grant to Mr. Levin which vests in equal monthly installments over one year from the date of grant.

The following table sets forth information regarding compensation earned by our directors who are not named executive officers during the fiscal year ended December 31, 2010.

Name	Board Compensation	Option Awards(1)	Total
Carl Buccellato	$21,750	$95,069	$116,819
Craig Davis	22,875	95,069	117,944
A. Barr Dolan	24,750	73,130	97,880
Garrett Gruener(2)	—	—	—
Robert Levin	24,375	43,878	68,253
Jerald L. Hoerauf(3)	—	—	—
Bernard M. Notas	33,000	95,069	128,069
Stan Pachura(4)	—	—	—
Frank Schultz	21,750	95,069	116,819
Alan Henricks	23,250	73,130	96,380

(1)	Amount reflects the aggregate grant date fair value of options granted during 2010 computed in accordance with ASC Topic 718 Stock Compensation, as used by analogy for non-employees. The valuation assumptions used in determining such amounts are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Mr. Gruener resigned from the board of directors effective March 2, 2010.
(3)	Mr. Hoerauf declined the cash compensation and option awards to which he was entitled to receive for his board service under the non-employee director compensation policy adopted in August 2010 until the first annual period beginning after we have consummated the offering contemplated by this prospectus.
(4)	Mr. Pachura resigned from the board of directors effective March 31, 2010.

As of December 31, 2010, each of our non-employee directors held the following options:

Name	Shares Subject to Outstanding Options
Carl Buccellato	247,000
Craig Davis	254,000
A. Barr Dolan	50,000
Robert Levin	80,000
Bernard M. Notas	127,169
Frank Schultz	188,000
Alan Henricks	50,000

Executive Compensation

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the “Summary Compensation Table for 2010 and 2009” and the material factors relevant to an analysis of these policies and decisions. Our named executive officers for 2010 were as follows: Sigmund Anderman, chief executive officer and president; Edgar Luce, chief financial officer and executive vice president of finance and administration; Limin Hu, chief technology officer and executive vice president of technology and operations; Joseph Langner, chief sales officer and executive vice president of sales and client services; and Jonathan Corr, chief strategy officer and executive vice president of business development and product strategy.

Objectives and Philosophy of Our Executive Compensation Program

We recognize that the ability to excel depends on the integrity, knowledge, imagination, skill, diversity and teamwork of our named executive officers. To this end, we strive to create an environment of mutual respect, encouragement and teamwork that rewards commitment and performance and that is responsive to the needs of our named executive officers. The principles and objectives of our compensation and benefits programs for our employees generally, and for our named executive officers specifically, are to:

•

attract, engage and retain individuals of superior ability, experience and managerial talent enabling us to be an employer of choice in the highly-competitive and dynamic information technology industry;

•	ensure compensation is closely aligned with our corporate strategies, business and financial objectives and the long-term interests of our stockholders;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success; and

•	ensure that total compensation is fair, reasonable and competitive.

The compensation components described below simultaneously fulfill one or more of these principles and objectives.

Components of Our Executive Compensation Program

The individual components of our executive compensation program consist primarily of: (i) base salary, (ii) performance-based bonuses, (iii) equity incentives, (iv) retirement savings opportunities, (v) post-termination benefits and (vi) various other employee benefits. We view each of these components as related but distinct, reviewing them each individually, as well as collectively to ensure that the total compensation paid to our named executive officers meets the objectives of our executive compensation program as detailed above. Not all compensation components are provided to each named executive officer. Instead, we determine the appropriate level for each compensation component based in part, but not exclusively, on our understanding of the market in which we compete for talent based on the experience of members of our board of directors, the length of service of our named executive officers, our overall performance and other considerations we deem relevant. Following the completion of this offering, we expect our compensation committee to make compensation decisions that are consistent with our recruiting and retention goals. We review each compensation component for internal equity and consistency between named executive officers with similar levels of responsibility.

We strive to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. We do not currently have any policies for allocating compensation between short- and long-term compensation or cash and non-cash. While we utilize both short- and long-term compensation components, our strategy with respect to the compensation of our named executive officers is to tie a greater percentage of their total compensation to stockholder returns, which we achieve through the use of equity incentives. Cash compensation paid to our named executive officers is kept at a competitive level, as determined by members of our compensation committee and other members of our board of directors based on their experience and their review of market surveys, with the opportunity for each named executive officer to achieve higher total compensation through equity incentives if we perform well over time. We believe that because the achievement of our business and financial objectives will be reflected in the value of our equity, thereby increasing stockholder value, our named executive officers will be incentivized to achieve these objectives when a larger percentage of their total compensation is tied to the value of our stock. In order to accomplish these goals, we use stock options as a significant component of compensation. While we offer competitive base salaries, we believe stock-based compensation is a significant motivator in attracting employees for technology companies.

Each of the individual components of our named executive officers’ compensation is discussed in more detail below. While we have identified particular compensation objectives that each component of our named executive officers’ compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our objectives.

Compensation Determination Process

Compensation of our named executive officers has historically been highly individualized, resulting from independent negotiations between us and such individuals and based on a variety of informal factors considered at the time of the applicable compensation decisions including, in addition to the factors listed above:

•	our financial condition and available resources;

•	the need for a particular position to be filled;

•	the evaluation of the competitive market by members of our board of directors based on their experiences on boards of directors at other companies;

•	the length of service of the named executive officer; and

•	comparisons to the compensation levels of our other executives.

Historically, our chief executive officer, and, in the case of our chief executive officer, our board of directors, has typically reviewed the performance of each of our named executive officers on an annual basis, though we do not set a predetermined time for such review. Our chief executive officer, based on his experience and the performance reviews of our executives, recommends compensation levels for our named executive officers, other than himself, to our compensation committee for approval. Our compensation committee, based in part on the chief executive officer’s recommendations, then presents compensation levels to the board of directors for approval.

In December 2009, our board of directors initiated a comprehensive review of our policies. In that regard the compensation committee engaged Compensia, an independent compensation consulting firm with substantial experience in the technology sector, to evaluate our levels and types of executive compensation and to recommend changes as appropriate. Among other objectives, we engaged Compensia to assist us in identifying a group of peer companies for purposes of evaluating our levels of compensation, to gather and analyze compensation data from those peer companies, to advise us on determining target bonus levels and to assist us in structuring awards as part of the equity element of our compensation program.

Following Compensia’s engagement, a Compensia representative worked with our compensation committee to establish a peer group of companies for evaluating our compensation levels in light of compensation paid by our market competitors. Based on an analysis of companies in our industry and their relative revenue and market capitalizations, Compensia recommended, and our compensation committee approved, a peer group of companies in the software and internet software services industry with revenue and market capitalization that we believe reflects the competitive market we will face as a newly public company. The peer group recommended by Compensia and approved by our compensation committee in January 2010, was as follows:

Actuate	American Software	Bottomline Technologies
Callidus Software	Chordiant Software	Dealertrack Holdings
Dice Holdings	Ebix	Guidance Software
Kenexa	OpenTable	Saba Software
Successfactors	Taleo	Ultimate Software Group
Unica	Vocus	Constant Contact

In January 2010, after reviewing market data from the market compensation study prepared by Compensia, our compensation committee established, with the approval of our board of directors, a compensation philosophy to provide base salaries to our executives at the 50th percentile of compensation at companies within our peer group. The compensation committee believes that setting base salaries at the mid-point of the market is a sufficient competitive position for attracting and retaining executives; provided, however, that our compensation committee may make exceptions to this philosophy if it believes it is necessary to attract or retain an executive with the experience and skill that the compensation committee determines is desirable for a particular position, to provide additional incentive to an executive to achieve our goals or to maintain internal parity among executives with similar levels of responsibilities.

Base Salary

In general, base salaries for our named executive officers were initially established through arm’s-length negotiation at the time a named executive officer was hired, taking into account such named executive officer’s qualifications, experience and salary prior to joining our company. We strive to maintain base salaries for our named executive officers that are competitive, while remaining as cost-effective as possible.

Periodic adjustments to the base salaries our named executive officers are based on the level of each executive’s responsibilities, individual contribution, prior experience and sustained performance. Decisions regarding salary increases may take into account the executive’s current salary and equity ownership, and the salaries paid to the executive’s peers within our company. Base salaries are typically reviewed as part of the promotion process or upon other significant changes in responsibility.

In January 2010, our compensation committee reviewed a market compensation study prepared by Compensia that revealed that base salary levels for our executive officers at the time of the study were at or below the 25th percentile from that of our peer group of companies. The compensation committee recommended increasing our executive officers’ base salaries to the 50th percentile of the market over a two-year period, as the company transitions from a privately held company to a publicly traded entity. Based on our compensation committee’s strong emphasis on internal pay equity, our compensation committee determined that all of our executives at the same level would receive the same new base salaries. In determining new base salaries for our executives at the same level, market 50th percentile data for each position was averaged together by level.

Our board of directors approved the compensation committee’s recommendations to increase the base salaries of our executive officers effective April 1, 2010, as follows:

	New Base Salary	Increase Over Prior Year
Sigmund Anderman	$350,000	40.0%
Edgar Luce	250,000	25.0
Limin Hu	225,000	12.5
Joseph Langner	225,000	12.5
Jonathan Corr	225,000	12.5

Annual Cash Bonuses

In addition to base salaries, annual cash bonus opportunities have been awarded to our named executive officers when our board of directors, upon recommendation of our compensation committee and our chief executive officer (other than with respect to the annual cash bonus opportunity for the chief executive officer), has determined that such an incentive is necessary to align our corporate goals with the cash compensation payable to an executive. Historically, annual cash bonus opportunities have been awarded to each of our named executive officers.

In January 2010, the compensation committee also reviewed the executive cash bonus compensation levels with that of executives at a peer group of companies listed above. This review indicated that our executive cash bonus compensation levels in January 2010 were above the 50th percentile of our peer group of companies. However, after also reviewing our past practices concerning annual cash bonus programs, the compensation committee recommended that the target cash bonus compensation percentage of base salary for our executive officers remain unchanged, except for our chief strategy officer. The compensation committee recommended that our chief strategy officer’s cash bonus compensation target be increased from 78% of base salary to 100% of base salary to account for additional responsibilities undertaken by him in 2010, including business development and product strategy enhancements to further enhance our future revenue and market competitiveness in the industry. Our compensation committee determined that the executive cash bonus compensation levels were appropriate in light of executive base salary levels and the desire to focus our executives on the attainment of short term goals.

Our board of directors approved the compensation committee’s recommendations to maintain our executive officers’ annual cash bonus target as a percentage of salary for 2010, as compared to 2009, except for our chief strategy officer, as described above. However, since base salaries for our named executive officers increased, the dollar value of each named executive officer’s annual cash bonus target correspondingly increased. The table below sets forth the annual cash bonus target for each named executive officer for 2009 and 2010.

Executive Officer	2009 Cash Bonus Target as a percent of base salary	2010 Cash Bonus Target
Sigmund Anderman	100%	100%
Edgar Luce	50	50
Limin Hu	50	50
Joseph Langner	100	100
Jonathan Corr	77.5	100

In 2010, the cash target bonus eligibility for Messrs. Anderman, Luce and Hu were $350,000, $125,000, and $112,500, respectively. Under their bonus arrangements, Messrs. Anderman, Luce and Hu were entitled to receive these amounts if bonus goals were achieved at target. We pay 50% of the annual cash bonus targets to each of Messrs. Anderman, Luce and Hu in quarterly installments over the first three quarters of the calendar year and the remainder of any bonus amount earned after performance has been determined shortly after the end of the calendar year. Our board of directors retains complete discretion over whether any additional compensation is paid to the executives if bonus goals are achieved at a level greater than target and the amount of any such compensation, which does not have to correlate to the amount of overachievement. Our board of directors also retains complete discretion over whether any compensation will be paid to the executives in the event the bonus goals are not achieved at target and the amount of any such compensation.

The goals for Messrs. Anderman, Luce and Hu were based on the company’s overall performance, measured in terms of net revenue and adjusted EBITDA (as defined in footnote 6 to the table in subsection “Prospectus Summary—Summary Consolidated Financial Data” above), of $45.3 million and $7.8 million, respectively, for fiscal year 2010. In early 2011, our board of directors determined that our company achieved the corporate goals at 81% based on net revenue and adjusted EBITDA results of $43.2 million and $4.9 million, respectively. Our board of directors decided to pay each of Messrs. Anderman, Luce and Hu 100% of their target bonus amounts after determining that our financial results were strong in light of a significant drop in national mortgage lending volume during the period.

In 2010, Messrs. Langner and Corr participated in individual bonus programs based on achievement of individual goals and the same corporate performance goals as the other named executive officers. Because these individuals have responsibility for the overall operations and strategy of their departments, their incentives were designed to align with their responsibilities and with overall corporate performance. The aggregate bonus targets for Messrs. Langner and Corr were each $225,000.

The individual components of the bonus programs for Messrs. Langner and Corr included annual corporate performance goals, quarterly sales department performance goals, quarterly corporate revenue and profitability goals. The corporate performance goals for both Messrs. Langner and Corr were the same goals set forth above for the other named executive officers. The quarterly sales department performance goals for Mr. Langner related to new hosted software and service subscriptions and new loan origination software license sales, the goal for which ranged between $4.8 million and $7.3 million per quarter, overall corporate revenue goals of $8.9 million to $13.6 million per quarter and adjusted EBITDA goals of $1 million to $4 million per quarter. The quarterly department performance goals for Mr. Corr related to Ellie Mae Network and services revenue, the goal ranged between $3.9 million to $6.9 million per quarter, overall corporate revenue goals of $8.9 million to $13.6 million per quarter and adjusted EBITDA goals of $1 million to $4 million per quarter in 2010. The following table sets forth the individual components of the individual bonus programs for Messrs. Langner and Corr and their achievement for 2010.

Name	Target Bonus Amount	Performance Goal	Measurement Frequency	Achievement Percent	2010 Achievement
Joseph Langner	$112,500	Corporate Performance	Annual	81%	$91,125
	14,062	Sales Performance	Quarterly	106	62,498
	7,031	Corporate Revenue	Quarterly	95	33,671
	7,031	Adjusted EBITDA	Quarterly	67	17,578
		Discretionary			20,128	(1)

			Total		$225,000

Jonathan Corr	$112,500	Corporate Performance	Annual	81%	$91,125
	14,062	Sales Performance	Quarterly	104	65,623
	7,031	Corporate Revenue	Quarterly	95	33,671
	7,031	Adjusted EBITDA	Quarterly	67	17,578
		Discretionary			17,003	(1)

			Total		$225,000

(1)	The board of directors granted a discretionary bonus due to the company’s strong performance in 2010, as compared to 2009, despite a significant drop in national mortgage lending volume during the period.

The total bonuses paid to our named executive officers for 2010 are set forth in the “Summary Compensation Table for 2010 and 2009.”

Long-Term Equity Incentives

The goals of our long-term, equity-based incentive awards are designed to align the interests of our named executive officers with the interests of our stockholders. Because vesting is based on continued employment, our equity-based incentives also encourage the retention of our named executive officers through the vesting period of the awards.

In determining the size of the long-term equity incentives to be awarded to our named executive officers, we take into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions to us and the size of prior grants. Historically, our board of directors has drawn upon the experience of its members, the members of our compensation committee and our chief executive officer in determining long-term equity incentive awards. Based upon these factors, our chief executive officer, other than with respect to himself, determines the size of the long-term equity incentives at levels he considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value and recommends grants to our compensation committee, which presents the grants to our board of directors for approval. Using the experience of its members, our compensation committee recommends the level of grants for our chief executive officer to our board of directors for approval.

To reward and retain our named executive officers in a manner that best aligns their interests with stockholders’ interests, we use stock options as the primary incentive vehicles for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the potential value our named executive officers can receive to the value of our stock. Because named executive officers are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to named executive officers to achieve increases in the value of our stock over time.

We have historically made grants in connection with the commencement of employment and additional or “refresher” grants. In January 2010, our compensation committee reviewed executive officer annual equity grant practices with those of our peer group of companies and established a compensation philosophy to provide each of our executives with an annual equity grant near the 50th percentile of the market compensation study with all named executive officers, other than the chief executive officer, of our peer group of companies averaged together in accordance with the compensation committee’s strong desire to maintain internal compensation equity. In 2010, our board of directors approved a formal annual “refresher” grant program to reward and retain executive officers. The annual refresher grants for each year will be as follows:

Executive Officer	Annual Option Grant
Sigmund Anderman	280,000
Edgar Luce	75,000
Limin Hu	75,000
Joseph Langner	75,000
Jonathan Corr	75,000

The refresher grants vest over a four-year period as follows: 25% of the option vests on the first anniversary of the date of hire or grant, and the remainder of the option vests equal in monthly installments over 36 months thereafter. We believe these vesting schedules appropriately encourage long-term employment with our company while allowing our named executive officers to realize compensation in line with the value they have created for our stockholders. We do not have any security ownership requirements for our named executive officers.

In August 2010, our compensation committee approved recommending to the board of directors the annual refresher grants to our named executive officers in the amounts set forth in the table above. Later in August 2010, our compensation committee approved recommending to the board of directors additional option grants to Messrs. Luce, Hu and Corr to purchase 125,000, 125,000 and 200,000 shares, respectively, based on the recommendation of our chief executive officer due to their increased duties and responsibilities and exceptional performance and the need for retention. Our compensation committee also approved recommending to the board of directors an additional option grant to our chief executive officer to purchase 5,000 shares. In connection with approving these recommendations to the board of directors, our compensation committee reviewed the aggregate equity award holdings of each of our named executive officers in light of the aggregate equity holdings of named executive officers at our peer group of companies.

On August 26, 2010, our board of directors approved each of the option grants recommended by our compensation committee as follows:

Executive Officer	August 26, 2010 Option Grant
Sigmund Anderman	285,000
Edgar Luce	200,000
Limin Hu	200,000
Joseph Langner	75,000
Jonathan Corr	275,000

The per share exercise price of the August 2010 options was $2.95 per share, which our board of directors determined equaled the fair market value of our common stock as of such date.

In connection with the preparation for this initial public offering, we discovered that certain of the stock options held by our directors, employees, ex-employees and consultants had not been authorized in accordance with all corporate law requirements. Management determined, based on other existing documentation, that we had intended to grant the options in question and our board of directors determined in most cases to provide these individuals with as close to the economic equivalent of these stock options as practicable. Accordingly, in April 2010, our board of directors authorized the confirmation of certain stock options and the grant of certain replacement stock options, or Replacement Options, to certain individuals. The board also granted short-term rights to purchase common stock to certain individuals whose stock option agreement had terminated. The Replacement Options are fully-vested but only exercisable in 2011 and the short-term purchase rights were fully vested but only exercisable through May 2010. The Replacement Options and the rights to purchase common stock do not have exercise or purchase prices that are less than the exercise price of the stock options they replace. In addition, in the case of Sigmund Anderman, our chief executive officer, and Limin Hu, our chief technology officer, in lieu of such short-term rights to purchase 75,000 and 15,000 shares of common stock, respectively, we granted stock purchase rights that are fully vested and exercisable until March 14, 2011.

As a privately owned company, there has been no market for our common stock. Accordingly, in 2010, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee intends to adopt a formal policy regarding the timing of grants in connection with this offering.

Employee Benefits

We provide standard employee benefits to our full-time employees in the United States, including our named executive officers, including health, disability, life insurance and a 401(k) plan as a means of attracting and retaining our employees. Additionally, the company provides for a $1,000,000 term life insurance policy for each named executive officer, other than Mr. Anderman, whose policy is for $2,000,000, and Mr. Hu who does not participate in this benefit. Premiums for this life insurance policy are paid by the company and are intended to provide liquid funds to the executive’s estate and or spouse for the purposes of exercising stock options in the event of said executive’s untimely death. Under the tax rules, our named executive officers are subject to imputed income with respect to the term life insurance. Mr. Anderman also is entitled to a tax gross-up to cover the taxes incurred by Mr. Anderman in connection with such life insurance policy. We do not think these additional benefits are a significant element of our compensation structure.

Termination-Based Compensation

Historically, our compensation committee has provided our named executive officers with termination protection when it determines that such protection is necessary to attract or retain a named executive officer.

We entered into an amended and restated employment agreement with Mr. Anderman pursuant to which we must generally provide a severance payment of two times his annual base salary as then in effect and continued payments for health coverage under the Consolidated Budget Reconciliation Act of 1985, as amended, or COBRA, for no more than 24 months, if he is terminated without cause or experiences a constructive termination. In addition, if Mr. Anderman is terminated without cause or experiences a constructive termination within 24 months following a change in control, the vesting of each equity award held by Mr. Anderman will be fully accelerated and, to the extent applicable, such equity award will be exercisable for the duration of its original term.

In connection with this offering, our compensation committee determined that it was more appropriate to adopt a comprehensive change in control severance arrangements with our named executive officers, other than Mr. Anderman, in order to encourage the focus and dedication of our named executive officers in the event a strategic transaction became an alternative for the company. Accordingly, we entered into change in control severance agreements with each of our named executive officers other than Mr. Anderman. Under the terms of the change in control severance agreements, each named executive officer, other than Mr. Anderman, will be entitled to receive severance benefits, accelerated vesting and extended exercisability if his employment is terminated other than for cause or as the result of a constructive termination within 60 days prior to or 12 months following a change in control, in each case, within the meaning of the change in control severance agreements, and such executive officer provides us a general release of claims within 60 days following such termination. The severance benefits consist of a lump sum cash payment equal to 12 months’ base salary, as well as continued payment of group health continuation coverage premiums for the executive officer and his eligible dependents under Title X of the COBRA beginning on the date of termination and ending on the earlier of: (i) 12 months after the date when the employment termination is effective and (ii) the date upon which the executive officer or his eligible dependents become eligible for coverage under another plan. In addition, the vesting of each equity award held by the named executive officer will be fully accelerated and, to the extent applicable, such equity award will be exercisable for the duration of its original term.

The severance payments and benefits that are payable under Mr. Anderman’s employment agreement and each other named executive officer’s change in control severance agreement are further described below in the section entitled “Potential Payments Upon Termination, Change in Control or Upon Termination Following Change in Control.”

Tax Considerations

Our board of directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our named executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our chief executive officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance-based. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that our board of directors, or committee thereof, however, will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our named executive officers in the future, our board of directors, or committee thereof, will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our board of directors, or committee thereof, may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table for 2010 and 2009

The following table summarizes the compensation that we paid to our named executive officers during the years ended December 31, 2010 and December 31, 2009.

Named and Principal Position	Year	Salary	Bonus ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation		All Other Compensation ($)		Total ($)
Sigmund Anderman	2010	$350,000	$66,500	(5)	$456,293	(1)	$283,500	(3)	$59,335	(2)	$1,215,628
Chief Executive Officer and President	2009	250,000	100,000		84,925		250,000		46,055		730,980

Edgar Luce	2010	250,000	23,750	(5)	319,500	(1)	101,250	(3)	9,248	(2)	703,748
Chief Financial Officer and Executive Vice President of Finance and Administration	2009	200,000	40,000		60,555		100,000		4,963		405,518

Limin Hu	2010	225,000	21,375	(5)	319,500	(1)	91,125	(3)	7,350	(2)	664,350
Chief Technology Officer and Executive Vice President of Technology and Operations	2009	200,000	40,000		67,007		100,000		7,350		414,357

Joseph Langner	2010	225,000	20,128	(5)	119,813	(1)	204,872	(4)	8,540	(2)	578,353
Chief Sales Officer and Executive Vice President of Sales and Client Services	2009	200,000	—		113,818		253,500		8,540		575,858

Jonathan Corr	2010	225,000	17,003	(5)	439,313	(1)	207,997	(4)	7,770	(2)	897,083
Chief Strategy Officer and Executive Vice President of Business Development and Product Strategy	2009	200,000	25,000		62,210		195,000		7,770		489,980

(1)	The amounts included in the “Option Awards” column represent the grant date fair value of stock options granted, calculated in accordance with ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 10 to our consolidated financial statements included in this prospectus.

(2)	Represents $7,350 in 401(k) matching contributions made to each of Messrs. Anderman, Langner, Hu and Corr and $7,043 in a 401(k) matching contribution made to Mr. Luce, $26,488, $2,200, $1,190 and $420 for Messrs. Anderman, Luce, Langner and Corr, respectively, for the purchase of term life insurance and $25,497 as a gross up to Mr. Anderman in connection with taxes incurred by him for his term life insurance.
(3)	Represents an executive management bonus plan pursuant to which Messrs. Anderman, Luce and Hu were discretionarily awarded $283,500, $101,250, and $91,125, respectively, which represented 81% of their target bonus amounts based upon the achievement of corporate performance goals at 81%. For more detail about their bonus arrangements, please see subsection “—Compensation Discussion and Analysis—Annual Cash bonuses” above.
(4)	Bonus payments of $204,872 and $207,997, which represent 91% and 92%, respectively, of Messrs. Langner’s and Corr’s target bonus amounts, were discretionarily awarded to Messrs. Langner and Corr pursuant to their 2010 performance bonus plan for the achievement of their individual and corporate performance goals at 91% and 92%, respectively. For more detail about their bonus arrangements, please see subsection “—Compensation Discussion and Analysis—Annual Cash Bonuses” above.
(5)	The board of directors granted each executive with a discretionary bonus due to the company’s strong 2010 results, despite a significant drop in national mortgage lending volume during the period.

Grants of Plan-Based Awards Table for 2010

The following table lists the grants of plan-based awards during the year ended December 31, 2010, to each of our named executive officers.

Name	Board Approval Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise of Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Grant Date	Target ($)
Sigmund Anderman			$350,000	—		$—	$—
	4/9/2010	4/9/2010	—	250,000	(2)	1.25	—
	4/29/2010	4/29/2010	—	75,000	(3)	1.22	131,595
	8/26/2010	8/26/2010	—	210,000		2.95	335,475
	8/26/2010	9/16/2010	—	75,000		2.95	120,818

Edgar Luce			125,000	—		—	—
	8/26/2010	8/26/2010	—	200,000		2.95	319,500

Limin Hu			112,500	—		—	—
	4/29/2010	4/29/2010	—	15,000	(3)	1.22	26,319
	8/26/2010	8/26/2010	—	200,000		2.95	319,500

Joseph Langner			225,000	—		—	—
	8/26/2010	8/26/2010	—	75,000		2.95	119,813

Jonathan Corr			225,000	—		—	—
	8/26/2010	8/26/2010	—	275,000		2.95	439,313

(1)	Represents the target management bonus amounts for 2010 for Messrs. Anderman, Luce and Hu, and the target annual cash incentive bonus amounts for Messrs. Corr and Langner pursuant to their respective 2010 Performance Bonus Plans. Actual amounts paid to our named executive officers are set forth in the section titled “—Executive Compensation—Summary Compensation Table for 2010 and 2009.”
(2)	Represents Replacement Options granted on April 9, 2010 for which no new incremental value was recognized.
(3)	This grant represents a stock purchase right that expires on March 14, 2011.
(4)	Amounts represent the grant date fair value of stock options granted, calculated in accordance with ASC Topic 718. See Note 10 to our consolidated financial statements included in this prospectus for a discussion of assumptions made in determining the grant date fair value.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table shows grants of stock options outstanding on December 31, 2010, the last day of our fiscal year, to each of our named executive officers.

Name of Executive Officer	Option Awards
	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Sigmund Anderman	3/20/2002	200,000	—		$1.25	12/18/2011
	10/1/2002	50,000	—		1.25	9/24/2012
	2/26/2009	275,000	25,000	(1)	0.46	2/22/2015
	2/26/2009	85,937	7,813	(1)	0.46	8/23/2017
	2/23/2009	114,583	41,667	(2)	0.46	8/23/2017
	—	—	1,350,000	(3)	0.46	8/23/2017
	4/9/2010	250,000	—		1.25	12/31/2011
	4/29/2010	75,000	—		1.22	3/14/2011
	8/26/2010	—	210,000	(8)	2.95	8/26/2020
	9/16/2010	—	75,000	(8)	2.95	9/16/2020

Edgar Luce	2/26/2009	229,166	20,834	(1)	0.46	2/22/2015
	2/26/2009	45,833	4,167	(4)	0.46	2/22/2017
	2/26/2009	22,916	8,334	(5)	0.46	8/23/2017
	2/26/2009	45,833	4,167	(1)	0.46	2/22/2017
	2/26/2009	17,187	1,563	(6)	0.46	8/23/2017
	8/26/2010	—	200,000	(8)	2.95	8/26/2020

Limin Hu	10/1/2002	20,000	—		1.25	9/24/2012
	1/22/2003	200,000	—		1.25	1/22/2012
	2/26/2009	229,166	20,834	(1)	0.46	2/22/2015
	2/26/2009	57,291	20,834	(7)	0.46	8/23/2017
	2/26/2009	42,968	3,907	(1)	0.46	8/23/2017
	4/23/2009	33,333	6,667	(1)	0.46	4/23/2019
	4/29/2010	15,000			1.22	3/14/2011
	8/26/2010	—	200,000	(8)	2.95	8/26/2020

Joseph Langner	12/16/2003	75,000	—		1.25	1/21/2013
	12/31/2004	75,000	—		1.25	11/19/2012
	2/26/2009	91,666	8,334	(1)	0.46	2/22/2015
	2/26/2009	65,625	—		0.46	10/27/2015
	2/26/2009	260,677	23,698	(1)	0.46	10/27/2015
	2/26/2009	45,833	4,167	(4)	0.46	2/22/2017
	2/26/2009	45,833	4,167	(1)	0.46	2/22/2017
	2/26/2009	57,291	20,834	(7)	0.46	8/23/2017
	2/26/2009	42,968	3,907	(1)	0.46	8/23/2017
	2/26/2009	22,917	12,500	(5)	0.46	12/20/2017
	2/26/2009	13,367	1,216	(1)	0.46	12/20/2017
	8/26/2010	—	75,000	(8)	2.95	8/26/2020

Jonathan Corr	11/18/2003	75,000	—		1.25	11/19/2012
	12/31/2004	75,000	—		1.25	11/19/2012
	2/26/2009	91,666	8,334	(1)	0.46	2/22/2015
	2/26/2009	17,187	1,563	(1)	0.46	8/23/2017
	2/26/2009	45,833	4,167	(1)	0.46	2/22/2017
	2/26/2009	22,916	8,334	(5)	0.46	8/23/2017
	2/26/2009	22,916	12,501	(5)	0.46	12/20/2017
	2/26/2009	74,479	6,771	(1)	0.46	10/27/2015
	2/26/2009	45,833	4,167	(1)	0.46	2/22/2017
	2/26/2009	18,750	—		0.46	10/27/2015
	2/26/2009	13,367	1,216	(1)	0.46	12/20/2017
	8/26/2010	—	275,000	(8)	2.95	8/26/2020

(1)	This stock option was re-priced on April 23, 2009 and vests as to 1/24th of the total number of shares subject to the option on each monthly anniversary of February 26, 2009 until all shares are vested on February 26, 2011.
(2)	This stock option was re-priced on April 23, 2009 and vests with respect to 5,208 shares per month through August 23, 2011.
(3)	This stock option was re-priced on April 23, 2009 and will vest solely based on the achievement of a per share valuation of our common stock, or Common Stock Value, by virtue of (i) the price paid for the common stock in a sale of our company as reasonably determined by the board of directors or (ii) the closing price of the common stock on a U.S. national exchange over a period of at least 20 consecutive trading days as follows:

Number of Additional Shares Vested	Common Stock Value
200,000	$5.00
200,000	5.50
200,000	6.00
200,000	6.50
200,000	7.00
200,000	7.50
150,000	8.00
(4)	This stock option was re-priced on April 23, 2009 and vests with respect to 2,083 shares per month through February 22, 2011.
(5)	This stock option was re-priced on April 23, 2009 and vests with respect to 1,041 shares per month through August 23, 2011.
(6)	This stock option was re-priced on April 23, 2009 and vests with respect to 781 shares per month through February 22, 2011.
(7)	This stock option was re-priced on April 23, 2009 and vests with respect to 2,604 shares per month through August 23, 2011.
(8)	These stock options were granted with a standard four year vest schedule; 25% of the total number of shares will be vested on the one year anniversary of the grant date, and an additional 1/48th of the total number of shares shall be vested on the anniversary of each month thereafter, until all shares are vested on the fourth anniversary of the grant date.

Offer Letters and Employment Agreements

On June 17, 2010, we entered into an amended and restated employment agreement with Mr. Anderman, which replaces in its entirety Mr. Anderman’s previous employment agreement, and sets forth the terms and conditions of his employment as our chief executive officer, president and chairman of our board of directors. The amended and restated employment agreement provides for an annual base salary of $350,000. Mr. Anderman’s agreement also provides that he will be eligible to participate in any bonus plans as may be adopted by our board of directors in its discretion. In addition, Mr. Anderman’s agreement guarantees that while he remains with the company, we will reimburse him for premiums for a term life insurance policy in the amount of $1,000,000, as well as any other life insurance maintained by the company for executives. Mr. Anderman also is entitled to cash payments sufficient to pay any taxes ensuing from the payments made by the company to him for such life insurance premiums. Notwithstanding the agreement, we currently provide Mr. Anderman with an aggregate of $2,000,000 of term life insurance coverage.

Mr. Anderman is also entitled to receive certain severance benefits if his employment is terminated by us without cause or he experiences a constructive termination, both as defined in his employment agreement and if he provides us with a general release of claims in the form attached to his employment agreement within 60 days following such termination or resignation. In such an event, Mr. Anderman is entitled to a severance payment equal to two times his base salary in effect at the time of termination subject to reduction, as provided in the employment agreement, if his termination occurs on or following a change of control but prior to our common stock being publicly traded, as well as continued payment of group health continuation coverage premiums for Mr. Anderman and his eligible dependents under Title X of the COBRA beginning on the date of termination and ending on the earlier of: (i) twenty-four months after the date when the employment termination is effective or (ii) the upon which Mr. Anderman or his eligible dependents become eligible for coverage under a similar plan; provided, however that Mr. Anderman will be solely responsible for timely electing of such coverage.

Mr. Anderman’s severance amount is to be paid in a single lump sum as soon as administratively practicable following the date his release of claims is no longer subject to revocation. In the event such termination takes place within 24 months following a change in control, Mr. Anderman’s equity awards will vest with respect to 100% of the shares subject to the awards.

We have also entered into offer letter agreements with Messrs. Luce, Langner and Corr in connection with their commencement of employment with us. These offer letter agreements typically include the executive officer’s initial base salary, stock option grant and bonus arrangement for the fiscal year in which they commenced employment. We no longer have any executory obligations under these agreements.

In September 2010, we entered into change of control severance agreements with each of our officers, other than Mr. Anderman, which are described in detail under subsection “—Compensation Discussion and Analysis—Termination-Based Compensation” above.

Potential Payments Upon Termination, Change in Control or Upon Termination Following Change in Control

Potential Payments Upon a Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers upon a change in control of our company on December 31, 2010. Amounts below reflect potential payments pursuant to stock options granted under our Amended and Restated 1999 Stock Option and Incentive Plan and our 2009 Stock Option and Incentive Plan upon a change in control in which our outstanding options are not assumed or substituted.

Name of Executive Officer	Value of Accelerated Options if Not Assumed or Substituted ($)(1)
Sigmund Anderman	$4,230,747
Edgar Luce	192,898
Limin Hu	230,979
Joseph Langner	257,798
Jonathan Corr	245,983

(1)	Amounts calculated based on the aggregate amount by which the fair value of the common stock subject to unvested equity awards exceeded the aggregate exercise price of the awards as of December 31, 2010, using a per share fair value equal to $3.35.

Potential Payments Upon Termination Apart From a Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to Mr. Anderman if his employment had been involuntarily terminated by us without cause or had he experienced a constructive termination on December 31, 2010, in the event such termination occurred prior to, or more than twenty four months following, a change in control of our company, pursuant to Mr. Anderman’s employment agreement described above under “—Offer Letters and Employment Agreements.” Payments pursuant to Mr. Anderman’s employment agreement for certain terminations within twenty-four months after a change in control are addressed below under “—Potential Payments Upon Termination, Change in Control or Upon Termination Following Change in Control.” During 2009, no other named executive officer was eligible for benefits in the event of termination of employment apart from a change in control.

Name of Executive Officer	Salary Continuation ($)	Value of Continued Health Care Coverage ($)(1)	Total ($)
Sigmund Anderman	$700,000	$32,540	$732,540

(1)	If Mr. Anderman elects to receive continued healthcare coverage pursuant to the provisions of COBRA, he will be eligible for reimbursement or direct payment of COBRA coverage premiums for the executive and any dependents for up to a maximum of 24 months. If Mr. Anderman and/or his dependents become eligible for healthcare coverage under a subsequent employer’s plans, payment of health care coverage premiums will cease.

Potential Payments Upon Termination Following a Change in Control

In connection with this offering, our compensation committee determined that it was more appropriate to adopt a comprehensive change in control severance arrangements with our named executive officers, other than Mr. Anderman, in order to encourage the focus and dedication of our named executive officers in the event a strategic transaction became an alternative for the company. Accordingly, we entered into change in control severance agreements with each of our named executive officers other than Mr. Anderman. Under the terms of the change in control severance agreements, each named executive officer, other than Mr. Anderman, will be entitled to receive severance benefits and accelerated vesting if his employment is terminated other than for cause or as the result of a constructive termination within 60 days prior to or 12 months following a change in control, in each case, within the meaning of the change in control severance agreements, and such executive officer provides us a general release of claims within 60 days following such termination. The severance benefits consist of a lump sum cash payment equal to 12 months’ base salary), as well as continued payment of group health continuation coverage premiums for the executive officer and his eligible dependents under Title X of the COBRA beginning on the date of termination and ending on the earlier of (i) 12 months after the date when the employment termination is effective and (ii) the date upon which the executive officer or his eligible dependents become eligible for coverage under another plan. In addition, the vesting of each equity award held by the named executive officer will be fully accelerated and, to the extent applicable, such equity award will be exercisable for the duration of its original term.

The following table sets forth quantitative estimates of the benefits that would have accrued to Mr. Anderman pursuant to Mr. Anderman’s employment agreement described above under “—Offer Letters and Employment Agreements” and the change in control severance agreement entered into with each other named executive officer.

Name of Executive Officer	Salary Lump Sum Severance ($)	Value of Accelerated Equity Awards ($)(1)	Value of Continued Health Care Coverage ($)	Total ($)
Sigmund Anderman	$700,000	$4,230,747	$32,540(2)	$4,963,287
Edgar Luce	250,000	192,898	23,665(3)	466,563
Limin Hu	225,000	230,979	23,665(3)	479,644
Joseph Langner	225,000	257,798	25,997(3)	508,795
Jonathan Corr	225,000	245,983	23,665(3)	494,648

(1)	Amounts calculated based on the aggregate amount by which the fair value of the common stock subject to unvested equity awards exceeded the aggregate exercise price of the awards as of December 31, 2010, using a per share fair value equal to $3.35.
(2)	If Mr. Anderman elects to receive continued healthcare coverage pursuant to the provisions of COBRA, he will be eligible for reimbursement or direct payment of COBRA coverage premiums for himself and any dependents. If Mr. Anderman and/or his dependents become eligible for healthcare coverage under a subsequent employer’s plans, payment of health care coverage premiums will cease.
(3)	If Messrs. Luce, Hu, Langner and Corr elect to receive COBRA pursuant to provisions of their change of control severance agreements, each will be eligible for reimbursement or direct payment of COBRA premiums for himself and dependents, for up to a maximum of 12 months. Value of continued healthcare is based on benefit premiums for 2011.

Proprietary Information and Inventions Agreements

Each of our named executive officers has entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2011 Equity Incentive Award Plan

On March 7, 2011, we adopted a 2011 Equity Incentive Award Plan, or the 2011 Plan, effective on the date of adoption. The principal purpose of the 2011 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2011 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The principal features of the 2011 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2011 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

Under the 2011 Plan, 8,000,000 shares of our common stock have been initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards, plus the number of shares remaining available for future awards under our 2009 Stock Option and Incentive Plan, or the 2009 Plan, as of the effective date of the 2011 Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2011 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2009 Plan and Amended and Restated 1999 Stock Option and Incentive Plan, or the 1999 Plan, and together with the 2009 Plan, the Prior Plans, that are forfeited or lapse unexercised and which following the effective date are not issued under the Prior Plans and (ii) an annual increase on the first day of each fiscal year beginning in 2012 and ending in 2021, equal to the least of (A) 5,000,000 shares, (B) five percent (5%) of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of shares of common stock as determined by our board of directors; provided, however, no more than 70,000,000 shares of common stock may be issued upon the exercise of incentive stock options.

The following counting provisions are in effect for the share reserve under the 2011 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2011 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2011 Plan, such tendered or withheld shares will be available for future grants under the 2011 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2011 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2011 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2011 Plan.

Administration

The compensation committee of our board of directors administers the 2011 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the NYSE, or other principal securities market on which shares of our common stock are traded. The 2011 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers and the equity awards policy we adopted in 2011 calls for the compensation committee to approve all equity awards, other than (i) awards made to our non-employee directors, which must be approved by our full board of directors and (ii) awards to our chief executive officer, which must be approved by a majority of the compensation committee and all other independent directors.

Subject to the terms and conditions of the 2011 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2011 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2011 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2011 Plan. A majority of the compensation committee and all other independent directors will administer the 2011 Plan with respect to awards to our chief executive officer. The full board of directors will administer the 2011 Plan with respect to awards to non-employee directors.

Eligibility

Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2011 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards

The 2011 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own)

at least 10% of the total combined voting power of all classes of our capital stock, the 2011 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2011 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2011 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2011 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation on other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control

In the event of a change in control where the acquiror does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2011 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2011 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2011 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2011 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board of directors over a two-year period such that 50% or more of the members of the board of directors were elected through one or more contested elections;

•

a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	stockholder approval of our liquidation or dissolution.

Adjustments of Awards

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2011 Plan or any awards under the 2011 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2011 Plan;

•

the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2011 Plan.

Amendment and Termination

Our board of directors or the committee (with board approval) may terminate, amend or modify the 2011 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2011 Plan (other than in connection with certain corporate events, as described above);

•	to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

•	to extend the exercise period for an option beyond ten years from the date of grant; or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Termination

The board of directors may terminate the 2011 Plan at any time. No incentive stock options may be granted pursuant to the 2011 Plan after the tenth anniversary of the effective date of the 2011 Plan. Any award that is outstanding on the termination date of the 2011 Plan will remain in force according to the terms of the 2011 Plan and the applicable award agreement.

Securities Laws and U.S. Federal Income Taxes

The 2011 Plan is designed to comply with various securities and U.S. federal tax laws as follows:

Securities Laws.    The 2011 Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, or the Securities Act, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2011 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code.    Certain awards under the 2011 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2011 Plan and all other equity incentive plans for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional U.S. federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

Section 162(m) of the Code.    In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2011 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2011 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2011 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2011 Plan;

•	the expiration of the 2011 Plan; or

•

the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2011 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, after the transition date, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2011 Plan.

2009 Stock Option and Incentive Plan

Our board of directors has adopted, and our stockholders have approved, the 2009 Stock Option and Incentive Plan, or the 2009 Plan. The 2009 Plan is an amendment, restatement, continuation and renaming of our 1999 Plan. The principal purpose of the 2009 Plan is to promote the interests of the company and its stockholders by (i) providing certain employees of and consultants to the company with additional incentives to continue to increase their efforts with respect to achieving success in the business of the company and (ii) attracting and retaining the best available personnel to participate in the ongoing business operations of the company.

As of December 31, 2010, options to purchase 8,878,627 shares of our common stock at a weighted average exercise price per share of $1.15 remained outstanding under the 2009 Plan. No stock purchase rights have been granted under the 2009 Plan. As of December 31, 2010, options to purchase 1,539,365 shares of our common stock remained available for future issuance pursuant to awards granted under the 2009 Plan. Following the completion of this offering, no further awards will be granted under the 2009 Plan; all outstanding awards will continue to be governed by their existing terms.

The principal features of the 2009 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2009 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

The maximum aggregate number of shares under the 2009 Plan is the number of shares of common stock available for future grant or sale under the 1999 Plan on the date of the adoption of the 2009 Plan plus up to 10,493,424 shares of common stock covered by awards outstanding under the 1999 Plan on the date of adoption of the 2009 Plan that may become available under the 2009 Plan. The maximum aggregate number of shares of common stock that may be issued under the 2009 Plan pursuant to incentive stock options is 2,658,348 plus up to 10,493,424 shares of common stock covered by the awards under the 1999 Plan on the date of the adoption of the 2009 Plan. The shares may be authorized but unissued, reacquired common stock, or both. If an option or stock purchase right (whether issued under the 2009 Plan or the 1999 Plan) should expire, terminate or be cancelled or become unexercisable for any reason without having been exercised in full, then the unpurchased shares of common stock that were subject thereto shall, unless the 2009 Plan has been terminated, become available for future grant or sale under the 2009 Plan. In addition, shares of common stock issued under the 2009 Plan or the 1999 Plan and later forfeited, repurchased or otherwise reacquired by the Company shall, unless the 2009 Plan has been terminated, become available for future grant or sale under the 2009 Plan.

Administration

The 2009 Plan shall be administered by the board of directors of the Company unless and until the board of directors delegates administration to a committee, as provided for in the 2009 Plan. The board of directors may appoint a committee consisting of not less than two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Internal Revenue Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the NYSE, or other principal securities market on which shares of our common stock are traded.

Subject to the terms and conditions of the 2009 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2009 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2009 Plan. Our board of directors may at any time remove the committee members as the administrator and revest in itself the authority to administer the 2009 Plan. Members of the committee who are either eligible for awards or who have been granted an award may vote on any matters affecting the administration of the 2009 Plan, except that no member shall be able to act or vote on granting an award to such member.

Eligibility

Options, stock appreciation rights, stock purchase rights, restricted shares and all other stock-based awards under the 2009 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of any of our majority-owned subsidiaries. Such awards also may be granted to our directors. Only employees may be granted incentive stock options, or ISOs.

Awards

The 2009 Plan provides that the administrator may grant or issue stock options, stock appreciation rights, stock purchase rights, restricted shares and other stock-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Nonstatutory stock options will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator, but may not exceed ten years.

Incentive stock options will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2009 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

Restricted shares may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights, but will not have the right to receive dividends.

Stock appreciation rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. SARs under the 2009 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

Stock purchase rights may be authorized by the administrator in the form of an offer to purchase a certain number of shares of our common stock. The administrator shall determine the time within which the offeree must accept such offer, which in no event can exceed forty-five days from the date upon which the board of directors, or committee appointed thereby, made the determination to grant such offeree the stock purchase right. Following acceptance of such offer and payment therefore, the shares of common stock subject to the stock purchase right shall be duly issued, subject to federal and state tax withholdings.

Corporate Transactions

In the event of a corporate transaction, whereby the acquiror does not assume or replace awards issued under the 2009 Plan, the vesting and exercisability of each outstanding award shall accelerate such that the award shall become vested and exercisable in full prior to the consummation of such corporate transaction at such time and on such conditions as the board of directors, or a committee thereof shall determine. Under the 2009 Plan, a corporate transaction is generally defined as:

•

a sale, transfer or disposition of all or substantially all of the company’s assets other than to certain entities controlled by us or our holders of capital stock, or in which the holders of at least a majority of the shares of our voting capital stock outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by their being converted into shares of voting capital common stock of the surviving entity) a majority of the voting power represented by the shares of our (or the surviving entity’s) voting capital stock outstanding immediately after such transaction; or

•

any merger, consolidation or other business combination transaction of the company with or into another corporation, entity or person other than a transaction with or into another corporation, entity or person in which the holders of at least a majority of the shares of our voting capital stock outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by their being converted into shares of voting capital common stock of the surviving entity) a majority of the voting power represented by the shares of our (or the surviving entity’s) voting capital stock outstanding immediately after such transaction.

Changes in Capitalization

Subject to any required action by the stockholders of the company and the provisions of Section 409A of the Code, the number of shares of common stock covered by each outstanding award, and the number of shares of common stock which have been authorized for issuance under the 2009 Plan but as to which no awards have yet been granted or which have been returned to the 2009 Plan upon cancellation or expiration of an award, or repurchase of shares of common stock subject to an award from a participant upon termination of employment or otherwise, as well as the price per share of common stock covered by each such outstanding award, shall be proportionately adjusted in the event of the following with respect to the company’s shares of common stock: a stock split, reverse stock split, stock dividend, recapitalization, combination, reclassification or other distribution of the company’s equity securities without the receipt of consideration by the company. Such adjustment shall be made by the board of directors or committee thereof whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of common stock subject to an award.

Amendment and Termination

Our board of directors or committee thereof may terminate, suspend, amend or modify the 2009 Plan at any time and from time to time, subject to approval by our stockholders where required by law. We may cancel an option at any time before it would have otherwise expired by its own terms and grant to the same person a replacement option with a new option price that is lower (but not higher) than the option price of the cancelled option.

Expiration Date

Unless terminated earlier by our board of directors or committee thereof the 2009 Plan will expire on, and no option or other award may be granted pursuant to the 2009 Plan after, ten years after the effective date of the 2009 Plan. Any award that is outstanding on the expiration date of the 2009 Plan will remain in force according to the terms of the 2009 Plan and the applicable award agreement.

Securities Laws and Federal Income Taxes

The 2009 Plan is designed to comply with various securities and federal tax laws as follows:

Securities Laws.    The 2009 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2009 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Internal Revenue Code.    Certain awards under the 2009 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Internal Revenue Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2009 Plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2009 Plan.

Amended and Restated 1999 Stock Option and Incentive Plan

Our board of directors adopted, and our stockholders approved, the 1999 Stock Option and Incentive Plan in December 1999, which was amended and restated in February 2006. An aggregate of 1,959,418 shares of our common stock is reserved for issuance under the 1999 Plan. The 1999 Plan provides for the grant of ISOs, NSOs, restricted shares and other stock-based awards. As of December 31, 2010, options to purchase 1,959,418 shares of our common stock at a weighted average exercise price per share of $1.27 remained outstanding under the 1999 Plan. Since the adoption of the 2009 Plan, no additional awards have be granted under the 1999 Plan, but all outstanding awards under the 1999 Plan continue to be governed by their existing terms. Our board of directors, or a committee thereof, has the authority to administer the 1999 Plan and the awards granted under it. All of the material terms and definitions of the 1999 Plan are substantially similar to the 2009 Plan.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 1999 Plan.

Employee Stock Purchase Plan

On March 7, 2011, we adopted an Employee Stock Purchase Plan, which we refer to as our ESPP, which became effective on the date of adoption. The ESPP is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code.

Share Reserve

The maximum aggregate number of shares which may be issued over the term of the ESPP is the sum of (a) 2,000,000 shares of common stock and (b) an annual increase on the first day of each year beginning in 2012 and ending in 2021, equal to the least of (i) 5,000,000 shares of common stock, (ii) one percent (1%) of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (iii) such smaller number of shares of common stock as determined by the Board, which may be either authorized but unissued common stock or reacquired common stock, including shares of common stock purchased on the open market. In addition, no participant shall be permitted to participate in the ESPP if: (i) immediately after his or her election to participate, the participant would control five percent or more of the total combined voting power or value of all classes of our stock of the company or any of our affiliates, or (ii) under the terms of the ESPP, the rights of the participant to purchase our common stock under the ESPP and all of our other qualified employee stock purchase plans or those of our affiliates would accrue at a rate exceeding $25,000 of fair market value of our common stock for each calendar year for which such right is outstanding at any time.

Administration

Subject to the terms and conditions of the ESPP, our board of directors, or a committee appointed by our board of directors which consists of not less than two members of our board, will administer the ESPP. Interpretations and constructions of our board of directors, or properly appointed committee, of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons.

Purchase Periods

The ESPP has a series of successive purchase periods, with the initial purchase period beginning on the date of consummation of our initial public offering of our common stock and ending on August 31, 2011, and successive purchase periods beginning March 1 and September 1 of each year, starting September 1, 2011. Unless otherwise determined by our board of directors, or properly appointed committee, each purchase period will have a duration of six months. However, in no event may a purchase period be longer than 27 months in length.

Eligible Employees

Our employees, and any employees of our subsidiaries that our board of directors, or properly appointed committee, designates as participating in the ESPP, who are scheduled to work more than 20 hours per week for more than five calendar months per year may join a purchase period on the start date of that period. All of our eligible employees and the eligible employees of our participating subsidiaries will have equal rights and privileges under the ESPP.

Payroll Deductions

A participant may contribute from one percent to 15% of his or her compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share of our common stock on the first trading date of a purchase period in which a participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi- annual purchase dates will occur on the last trading day of each purchase period. However, not more than 3,000 shares may be purchased in total by any participant during any purchase period. Our board of directors, or properly appointed committee, has the authority to change these limitations for any subsequent purchase period.

Recapitalization, Liquidation or Dissolution

In the event of any increase or decrease in the number of issued shares of our common stock resulting from a subdivision or consolidation of shares or any other capital adjustment, the payment of a stock dividend, or other increase or decrease in such shares affected without receipt of consideration, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single purchase period.

In the event of our dissolution or liquidation, the ESPP will terminate, and any amounts that a participant has paid towards the purchase common stock under the ESPP will be refunded without interest.

Change in Control

In the event that all or substantially all of our assets are sold, that we are acquired or that we merge with or into another corporation, where our acquiror does not assume or substitute outstanding purchase periods under the ESPP, all outstanding purchase periods shall be shortened by setting a new exercise date before the date of the applicable transaction. We will notify each participant in writing at least five (5) days prior to the new exercise date of such change.

Amendment and Termination of the ESPP

The ESPP will terminate on the earlier of (i) a date determined by us in our sole discretion or (ii) when all shares available for issuance under the ESPP shall have been sold. The board may at any time amend, suspend or discontinue the ESPP. However, certain amendments may require stockholder approval.

401(k) Plan

Currently, all of our employees over the age of 18 are eligible to participate in our 401(k) Plan. Under the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 100% of their base salary and cash compensation or the prescribed annual limit and contribute these amounts to the 401(k) Plan. The annual limit in 2010 was $16,500. We may make matching or other contributions to the 401(k) Plan on behalf of eligible employees. In 2010, we matched up to 50% of each employee’s contributions to the 401(k) Plan subject to a maximum of 6% of such employee’s salary. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest the 401(k) Plan employee salary deferrals in selected investment options.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any current or former director, officer, employee, or agent.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into indemnification agreements with each of our current directors and officers before the completion of this offering. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Transactions with Directors

Director Carl Buccellato is the chief executive officer of SavingStreet (formerly New Casa 188, LLC) and owns 32% of the membership interests of SavingStreet. On February 16, 2008, we entered into a strategic relationship agreement with SavingStreet (which was subsequently amended and restated on June 15, 2010) pursuant to which we provide to SavingStreet certain information from borrowers who consent to the distribution of such information, SavingStreet uses this borrower information to market certain move-related and home ownership-related products and services and we are entitled to receive 20% of SavingStreet’s net income until investors have recouped their initial investment, and then 50% of its net income thereafter. In connection with this transaction, we issued to SavingStreet a five-year warrant to purchase up to 400,000 shares of our common stock at an exercise price of $1.98 per share. This warrant may only be exercised at any time after we have received an aggregate of $5.0 million pursuant to the agreement and prior to the termination date of the warrant, which is December 31, 2012. The agreement was amended effective July 1, 2010 to specify additional marketing, sales and funding responsibilities for both parties, as well as to introduce additional protection measures for customer data utilized in connection with the agreement. As of December 31, 2010, we have not been paid any profit-sharing amounts pursuant to the agreement.

Director Jerald Hoerauf has served as senior vice president of business development for the real estate solutions group The First American Corporation since 1998, and more recently as executive vice president, corporate development of CoreLogic, Inc. (the successor to The First American Corporation following the spin-off of First American Financial Corporation in June 2010) since June 2010. CoreLogic is one of our stockholders. During the years ended December 31, 2008, 2009 and 2010, revenues derived from CoreLogic, Inc. were $854,377, $797,413 and $745,115, respectively.

The following agreements are related party transactions as a result of Mr. Hoerauf’s service as a member of our board of directors:

•

2007 Portal/LOS Link Agreement. We are party to a Portal/LOS Link Agreement dated January 1, 2007, as amended, or the 2007 Portal Agreement, pursuant to which certain affiliates of CoreLogic, or the CoreLogic Parties, can market and provide certain of their mortgage settlement services to our Encompass customers. As part of the 2007 Portal Agreement, we provide the CoreLogic Parties with certain marketing services, including a platform which enables them to implement priority marketing for certain of their services. The initial term of this agreement was for two years, but the agreement provides for an automatic one-year renewal unless we or the CoreLogic Parties notify the other in writing at least 60 days prior to the scheduled expiration. The 2007 Portal Agreement may be terminated by (i) the CoreLogic Parties if they are unsatisfied two or more times with our efforts to provide development, testing and implementation services under this agreement, (ii) either party upon 30 day’s written notice if the other party materially breaches this agreement and fails to cure such breach within

30 days after receiving such written notice and (iii) either party without notice upon an event of bankruptcy by either us or a CoreLogic Party. The 2007 Portal Agreement provides that neither we nor any CoreLogic Party will solicit any of the other parties’ employees for a period of one year following termination of the agreement. We and the CoreLogic Parties are obligated to indemnify each other in certain circumstances. Under the 2007 Portal Agreement, we received fees in an aggregate amount of $797,413 and $745,115 for 2009 and 2010, respectively.

•

2010 Portal/LOS Link Agreement. In June 2010, The First American Corporation effected a spin-off transaction, pursuant to which The First American Title Corporation, which originally was one of the CoreLogic Parties to the 2007 Portal Agreement, was spun-off from CoreLogic. As a result of this spin-off, we entered into a stand-alone Portal/LOS Link Agreement with First American Title Corporation on June 1, 2010, or the 2010 Portal Agreement. The terms of the 2010 Portal Agreement are substantially similar to the terms of the 2007 Portal Agreement described above, except that The First American Title Corporation does not have an independent termination right related to our efforts to provide development, testing and implementation services. Under the 2010 Portal Agreement we received fees in an aggregate amount of $78,086 for 2010.

•

Reseller Agreement. On December 20, 2010, we entered into a Reseller Agreement with CoreLogic Information Solutions, Inc., a subsidiary of CoreLogic, pursuant to which we are authorized to resell certain CoreLogic Information Solution’s services under our name as the parties may agree upon in individual statements of work, or SOWs, to be implemented under the Reseller Agreement from time to time. The term of the Reseller Agreement continues until the last of all outstanding SOWs is terminated. Upon an event of bankruptcy of a party, the Reseller Agreement can be terminated upon written notice by the other party. If either party breaches any provision of the Reseller Agreement, including any SOW, the non-breaching party may, upon providing written notice of such breach, terminate the agreement in its entirety or the specific SOW that was breached if the breach is not cured within 30 days, or such other time period as specified in the SOW, following such notice. To the extent any SOWs affected by a termination had minimum fees based on a minimum term, we may be required to pay CoreLogic Information Solutions the full amount of such outstanding minimum fees for the remainder of the then-current term under such SOW. We and CoreLogic Information Solutions are obligated to indemnify each other in certain circumstances. As of December 31, 2010, we had not yet implemented or begun reselling any services under this Reseller Agreement.

Director Robert Levin was a senior officer at Fannie Mae from 1998 to February 2009. Fannie Mae is an Ellie Mae Network participant. During the years ended December 31, 2008, 2009 and 2010, revenues derived from the Fannie Mae were $817,744, $734,709 and $929,157, respectively.

Other Transactions

We entered into change of control agreements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see “Management—Executive Compensation—Compensation Discussion and Analysis—Termination-Based Compensation.”

We have granted stock options to our executive officers and all of our directors. For a description of these options, see “Management—Executive Compensation—Grants of Plan-Based Awards Table for 2010.”

We entered into indemnification agreements with each of our current directors and officers before the completion of this offering. See “Management—Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will be reviewed and applied by our board of directors in the event of any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In approving or rejecting such proposed transactions, agreements, or relationships, our board of directors shall consider the relevant facts and circumstances available and deemed relevant to them, including, but not limited to the risks, costs and benefits to us, the terms of the agreement, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. We adopted a written Code of Business Conduct and Ethics which requires that directors, officers and employees make appropriate disclosure of potential conflicts of interest situations to their supervisor or our general counsel, as appropriate.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of December 31, 2010, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of December 31, 2010 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 46,200,882 shares of common stock outstanding on December 31, 2010 (as adjusted to reflect at that date the conversion on a 1-for-1 basis of all shares of our preferred stock outstanding into 35,311,759 shares of common stock). We have based our calculation of the percentage of beneficial ownership after the offering on              shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ overallotment option).

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Ellie Mae, Inc., 4155 Hopyard Road, Suite 200, Pleasanton, California 94588.

	Beneficial Ownership Prior to the Offering(1)				Beneficial Ownership After the Offering(1)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent	Shares Being Offered	Number of Shares Beneficially Owned	Percent
5% Stockholders:
CoreLogic, Inc.(2)	7,526,150		16.29%
Charter Legacy, LLC(3)	7,113,759		15.31
Funds affiliated with Alloy Ventures(4)	3,920,576		8.44
Funds affiliated with Alta Partners(5)	5,555,651		11.96
Executive Officers and Directors:
Sigmund Anderman(6)	2,949,472		6.25
Jonathan Corr(7)	533,333		1.14
Limin Hu(8)	2,157,822		4.61
Joseph Langner(9)	848,958		1.80
Edgar Luce(10)	393,750	*
Carl Buccellato(11)	396,436	*
Craig Davis(12)	249,833	*
A. Barr Dolan(13)	8,333	*
Alan S. Henricks(14)	8,333	*
Jerald L. Hoerauf	—	*
Robert Levin(15)	46,000	*
Bernard M. Notas(16)	513,833		1.11
Frank Schultz(17)	537,898		1.16
All executive officers and directors as a group (14 persons)(18)	8,734,625		17.37
Other Selling Stockholders:
Sandra Bernstein	100,000		—
Victor Buccellato	36,000		—
Capital One Financial Corporation(19)	673,536		1.46%
Genworth Financial Services, Inc.(20)	1,515,151		3.28%
GKM SBIC, L.P.(21)	833,334		1.80%
Hotung Venture Capital Corporation(22)	1,255,230		2.72%
Roy Kirkorian(23)	232,902		—
Robin Nebel(24)	266,014		—
PMI Mortgage Insurance Co.(25)	2,112,318		4.57%
Daniel Rubin(26)	206,432		—
Martin Stein	80,738		—
The Strathmore Partnership(27)	23,423		—
All other selling stockholders(28)	425,197		—

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	George L. Argyros, Bruce S. Bennett, Matthew B. Botein, J. David Chatham, Glenn C. Christenson, William G. Davis, James L. Doti, Lewis W. Douglas, Jr., Christopher V. Greetham, Parker S. Kennedy, Thomas C. O’Brien, Frank E. O’Bryan, John W. Peace, D. Van Skilling, Herbert B. Tasker, Virginia M. Ueberroth and Mary Lee Widener, in their capacities as directors of CoreLogic, Inc., have shared voting or dispositive power over these shares. Each of them, however, disclaims this beneficial ownership except to the extent of their pecuniary interest therein. The address of CoreLogic, Inc. is 1 First American Way, Santa Ana, California 92707.

(3)	Includes 250,000 shares that may be acquired by Charter Legacy, LLC pursuant to the exercise of outstanding warrants which the holder has exercised subject to the consummation of the offering contemplated by this prospectus and has elected to net-exercise in accordance with the terms of such warrants. Charter Legacy, LLC is a wholly owned investment vehicle of the CMC Master Fund LP. C.M. Capital Advisors, LLC is the fund manager of CMC Master Fund LP and the manager of Charter Legacy, LLC. The managing directors of C.M. Capital Advisors, LLC are Elizabeth Hammack, Mark Louie, John Couch and Jenchyn Luh and have shared voting or dispositive power over these shares. Each managing director disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of Charter Legacy, LLC is c/o C.M. Capital Advisors, LLC at 525 University Avenue, Suite 1400, Palo Alto, CA 94301.
(4)	Consists of: (a) 2,758,448 shares held of record held by AMA98 Ventures, L.P. and 187,875 shares that may be acquired by the entity pursuant to the exercise of outstanding warrants; (b) 414,168 shares held of record by AMA98 Investors, L.P. and 28,209 shares that may be acquired by the entity pursuant to the exercise of outstanding warrants, (c) 331,014 shares held of record by AMA98 Corporate, L.P. and 22,546 shares that may be acquired by the entity pursuant to the exercise of outstanding warrants, and (d) 166,946 shares held of record by AMA98 Partners, L.P and 11,370 shares that may be acquired by the entity pursuant to the exercise of outstanding warrants. Each of the warrant holders identified in this footnote have exercised their warrants subject to the consummation of the offering contemplated by this prospectus, and have elected to net-exercise in accordance with the terms of such warrants. Alloy Ventures 1998, LLC is the General Partner of AMA98 Ventures, L.P., AMA98 Investors, L.P., AMA98 Corporate, L.P., and AMA98 Partners, L.P. The managing members of Alloy Ventures 1998, LLC are Craig C. Taylor, John F. Shoch, Douglas E. Kelly and Tony Di Bona and have shared voting or dispositive power over these shares. Each managing member disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of the entities affiliated with Alloy Ventures is 400 Hamilton Avenue, Fourth Floor, Palo Alto, CA 94301.
(5)	Consists of: (a) 5,239,457 shares held by Alta California Partners II, L.P. and 246,881 shares that may be acquired by the entity pursuant to the exercise of outstanding warrants; and (b) 66,194 shares held by Alta Embarcadero Partners II, LLC and 3,119 shares that may be acquired by the entity pursuant to the exercise of outstanding warrants. Each of the warrant holders identified in this footnote have exercised their warrants subject to the consummation of the offering contemplated by this prospectus, and have elected to net-exercise in accordance with the terms of such warrants. Alta Partners Management Corp. provides investment advisory services to Alta California Partners II, L.P., and Alta Embarcadero Partners II, LLC which we refer to collectively as the Alta California II Funds. Jean Deleage, Garrett Gruener, Guy Nohra and Daniel Janney are managing directors of Alta California Management II, LLC and share voting and investment power over the shares held by Alta California Partners II, L.P. Jean Deleage, Garrett Gruener and Guy Nohra are members of Alta Embarcadero Partners II, LLC and share voting and investment power over the shares held by Alta Embarcadero Partners II, LLC. Each of the above listed individuals disclaims beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein. Garrett Gruener, a managing director of Alta California Management II, LLC and a member of Alta Embarcadero Partners II, LLC, resigned from our board of directors effective March 2, 2010. Mr. Gruener disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein. The address of Alta Partners Management Corp. is One Embarcadero Center, Suite 3700, San Francisco, California 94111.
(6)	Consists of 1,605,722 shares held of record by The Sigmund and Susan Anderman Family Trust, 250,000 shares of record held by the Sigmund Anderman 2010 Grantor Retained Annuity Trust dated May 26, 2010, 75,000 shares held of record as of March 7, 2011 by Sigmund Anderman, and 1,018,750 shares subject to options held by Sigmund Anderman that are exercisable within 60 days of December 31, 2010, but excludes 1,350,000 shares subject to an option exercisable upon the achievement of performance-based goals (see Note 4 to “Management—Executive Compensation—Outstanding Equity Awards at 2010 Fiscal Year-End”).
(7)	Consists of 533,333 shares subject to options that are exercisable within 60 days of December 31, 2010.

(8)	Consists of 1,526,781 shares held of record by Limin and Christine Hu, 15,000 shares held of record as of March 1, 2011 by Limin Hu, and 616,041 shares subject to options held by Limin Hu that are exercisable within 60 days of December 31, 2010.
(9)	Consists of 848,958 shares subject to options that are exercisable within 60 days of December 31, 2010.
(10)	Consists of 393,750 shares subject to options that are exercisable within 60 days of December 31, 2010.
(11)	Consists of 194,603 shares of record held by Carl Buccellato, 15,000 shares of record held by Carl and Mary Ellen Buccellato, Tenants in Common, and 186,833 shares subject to options that are exercisable within 60 days of December 31, 2010.
(12)	Consists of 50,000 shares of record held by the Davis Family Trust UTD 12/08/95 and 199,833 shares subject to options that are exercisable within 60 days of December 31, 2010.
(13)	Consists of 8,333 shares subject to options that are exercisable within 60 days of December 31, 2010.
(14)	Consists of 8,333 shares subject to options that are exercisable within 60 days of December 31, 2010.
(15)	Consists of 46,000 shares subject to options that are exercisable within 60 days of December 31, 2010.
(16)	Consists of 380,831 shares held of record by The Notas Family Trust, 60,000 shares held of record by Bernard Notas, and 73,002 shares subject to options that are exercisable within 60 days of December 31, 2010.
(17)	Consists of 206,677 shares of record held by the Frank J. and Paula C. Schultz 1989 Revocable Trust, 188,887 shares of record held in an IRA, 129,833 shares subject to options that are exercisable within 60 days of December 31, 2010, and 12,501 shares that may be acquired pursuant to the exercise of outstanding warrants. The warrants are exercisable at any time prior to the consummation of the offering contemplated by this prospectus and may be net exercised at the option of the holder.
(18)	Includes 4,153,623 shares subject to options that are exercisable within 60 days of December 31, 2010.
(19)	The address of Capital One Financial Corporation is 1680 Capital One Drive, McLean, VA 22102. Capital One Investment Services LLC, an indirect subsidiary of Capital One Financial Corporation, and Capital One Southcoast Inc., a direct subsidiary of Capital One Financial Corporation, are each a registered broker-dealer.
(20)	The address of Genworth Financial Services, Inc. is 8325 Six Forks Road, Raleigh, NC 27615.
(21)	GKM SBIC, L.P. has been placed in receivership under the jurisdiction of the United States Federal District Court for the Central District of California Western Division and the United States Small Business Administration, or the SBA, has been appointed as Receiver for GKM SBIC, L.P. Thomas G. Morris, in his capacity as Director, Office of SBIC Liquidation, United States Small Business Administration, has sole voting or dispositive power over these shares. Thomas G. Morris disclaims beneficial ownership of these shares. The address of the SBA is 1100 G Street, NW, 11th Floor, Washington, DC 20005.
(22)	The directors of Hotung Venture Capital Corporation have shared voting or dispositive power over these shares. Each of them, however, disclaims this beneficial ownership except to the extent of their pecuniary interest therein. The address of Hotung Venture Capital Corporation is 9F, No. 261, Sung-Chiang Road, Taipei City 10483, Taiwan.
(23)	Consists of: (a) 103,950 shares held of record held by Roy Kirkorian and 12,501 shares that may be acquired by him pursuant to the exercise of outstanding warrants; and (b) 103,950 shares held of record by Piedmont Citrus and 12,501 shares that may be acquired by the entity pursuant to the exercise of outstanding warrants. The warrants are exercisable at any time prior to the consummation of the offering contemplated by this prospectus and may be net exercised at the option of the holder. Roy Kirkorian is the General Partner of Piedmont Citrus and has sole voting or dispositive power over shares held by that entity. The address of Piedmont Citrus is 4800 Stockdale Highway, #200, Bakersfield, CA 93309.
(24)	Consists of 100,000 shares held of record by the James B. Nebel and Robin Nebel 2004 Family Trust Agreement dated March 31, 2004, 45,000 shares held of record by Robin Nebel, and 121,014 shares subject to options held by Robin Nebel that are exercisable within 60 days of December 31, 2010. James and Robin Nebel are the trustees of the James B. Nebel and Robin Nebel 2004 Family Trust Agreement dated March 31, 2004. These individuals may be deemed to share dispositive and voting power over the shares owned by James B. Nebel and Robin Nebel 2004 Family Trust Agreement dated March 31, 2004. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.

(25)	PMI Mortgage Insurance Co. is a wholly-owned subsidiary of The PMI Group, Inc., a publicly traded company on The New York Stock Exchange. The PMI Group, Inc. may be deemed to beneficially own indirectly the shares of common stock of Ellie Mae that are beneficially owned directly by PMI Mortgage Insurance Co. The PMI Group, Inc. disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, if any. The address of PMI Mortgage Insurance Co. and The PMI Group, Inc. is 3003 Oak Road, Walnut Creek, CA 94597.
(26)	Includes 25,000 shares that may be acquired pursuant to the exercise of outstanding warrants. The warrants are exercisable at any time prior to the consummation of the offering contemplated by this prospectus and may be net exercised at the option of the holder.
(27)	Howard Lerner and Neil Lerner are each a General Partner of the Strathmore Partnership and have shared voting or dispositive power over shares held by that entity. Additionally, Howard Lerner is a registered person employed by Morgan Stanley Smith Barney LLC, a registered broker-dealer. The address of the Strathmore Partnership is 800 N 10th Avenue Hollywood, FL 33019.
(28)	Includes all other selling stockholders which in the aggregate beneficially own less than 1.0% of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 140,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. The following information reflects a 1-for-    reverse stock split of our common stock to be effected immediately prior to the effectiveness of our initial public offering registration statement, the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the completion of this offering.

As of                     , 2011, there were outstanding:

•	shares of common stock held by approximately 242 stockholders; and

•	shares of common stock issuable upon exercise of outstanding stock options.

All of our issued and outstanding shares of common stock and preferred stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock are not redeemable and, following the closing of this offering, will not have preemptive rights.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Warrants

As of December 31, 2010, there were warrants outstanding for the purchase of an aggregate of 1,341,793 shares of common stock at a weighted average exercise price of $1.32 per share.

In September 2008, we issued a warrant to New Casa 188, LLC (currently known as SavingStreet, LLC) to purchase an aggregate of 400,000 shares of our common stock at $1.98 per share. The warrant remains outstanding at December 31, 2009 and will expire on December 31, 2012. Such warrant contains a performance requirement with vesting triggered by certain minimum payments to us resulting from a strategic relationship arrangement and, as of December 31, 2010, the warrant was unvested as the minimum payments under the strategic relationship had not been met.

In March 2004, we issued a warrant to FL Advisors, LLC, a financial advisor, to purchase a maximum of 41,840 shares of our common stock at $2.39 per share. This warrant potentially vests in five annual tranches, dependent upon certain performance criteria being met. The first and second benchmarks were met in 2004 and 2005 and 8,368 shares underlying the warrant vested in each of those years. The third benchmark was met in 2006 and an additional 12,552 shares underlying the warrant vested. The benchmarks for the remaining two tranches had not been met as of December 31, 2009 and the agreement was terminated during 2009. Therefore, the remaining two tranches of the warrant relating to the remaining 12,552 shares will never vest under the arrangement. The warrant remains outstanding at December 31, 2010 and expires in 2011, seven years from the date of issuance.

During July, August and October 2001, we issued warrants to existing holders of our preferred stock to purchase an aggregate of 1,175,006 shares of our common stock at $1.00 per share as additional consideration for a bridge financing. In the second quarter of 2010, we issued and sold an aggregate of 262,501 shares of our common stock to two investors pursuant to exercises of warrants. Warrants to purchase 912,505 shares of common stock remain exercisable and outstanding at December 31, 2010 and expire upon the closing of the offering.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Demand Registration Rights

After the completion of this offering, the holders of approximately              shares of our common stock will be entitled to certain demand registration rights. At any time following the 180th day after the consummation of this offering, the holders of at least 25% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover at least that number of shares with a reasonably expected aggregate offering price that equals or exceeds $5.0 million. If we determine that it would be seriously detrimental to us for a registration statement to be filed and it is therefore essential to defer such registration, we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 120 days.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register the offer and sale of any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately              shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately              shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $500,000. We will not be required to effect a registration on Form S-3 if we have effected one such registration in a given 12 month period, and we will not be required to effect any further registrations on Form S-3 after we have effected four such registrations that have been declared or ordered effective.

We will pay the registration expenses, subject to certain specified exceptions, of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, six years following the completion of this offering or when that stockholder is able to sell all of its shares under Rule 144 of the Securities Act during any three-month period.

Pursuant to the investors’ rights agreement, each stockholder that has registration rights has agreed that to the extent requested by us and the underwriters, such stockholder will not sell or otherwise dispose of any securities for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See “Underwriting.”

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 66- 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options Upon Change of Control

Generally, under our 1999 Stock Plan, 2009 Plan and 2011 Plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to accelerate vesting of options outstanding under such plans.

Limitations of Liability and Indemnification

See “Management—Limitation on Liability and Indemnification Matters.”

Listing

We intend to apply to have our common stock approved for quotation on the NYSE under the symbol “ELLI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the NYSE, we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of              and after giving effect to the conversion of all outstanding shares of our preferred stock,              shares of our common stock will be outstanding. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ overallotment option, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below 181 days after the date of this prospectus.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options or warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any such shares for resale to the public.

Lock-up Agreements

We and our officers, directors, and substantially all of the holders of our equity securities, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, other than the shares which the selling stockholders may sell in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of Barclays Capital, subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180-day period, after the date of this prospectus. These agreements are described below under the section captioned “Underwriting.”

Barclays Capital has advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Barclays Capital would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to the registration requirements of the Securities Act. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such Rule 701 shares pursuant to Rule 144. However, substantially all Rule 701 shares are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the underwriters to release all or any portion of these shares from the lock-up agreements.

Registration Rights

Upon the expiration of the lock-ups described above, the holders of approximately              shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 1999 Stock Plan and 2009 Incentive Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Management—Employee Benefit and Stock Plans.”

Warrants

Upon completion of this offering, a warrant entitling a holder to purchase 29,288 shares of our common stock at an exercise price of $2.39 per share (subject to adjustment as provided in the warrants) will remain outstanding. In addition, a warrant entitling a holder to purchase 400,000 shares of our common stock at an exercise price of $1.98 remains outstanding, but is subject to vesting requirements that have not yet been met. See “Description of Capital Stock—Warrants” for additional information. Such shares issued upon exercise of the warrant may be able to be sold after the expiration of the lock-up period described above subject the requirements of Rule 144 described above.

MATERIAL U.S. FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or permanent residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or persons deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, ANY OTHER U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate paying cash dividends on our common stock. If, however, we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the section titled “—Gain on Sale or Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person and, for a non-U.S. holder that is a corporation, also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale or Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, the gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock at any time during the relevant statutory period, i.e., the shorter of the five-year period preceding the date of disposition or the holder’s holding period.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the amount of any tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Backup withholding generally will not, however, apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Legislation Relating to Foreign Accounts

Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Barclays Capital Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
William Blair & Company, L.L.C.
Piper Jaffray & Co.
Morgan Keegan & Company, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

At our request, the underwriters have reserved up to     % of the shares of common stock being sold in this offering for sale to employees of certain of our key customers, our employees and other persons associated with us at the initial public offering price through a directed share program. The number of shares available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. The amounts for the selling stockholders are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares from the selling stockholders.

Paid by Ellie Mae

Per Share	$
Total	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and substantially all of the holders of our equity securities, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to (i) issuance by us of shares of common stock pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus or (ii) subject to certain conditions, transfers of shares by our directors, officers or other equity holders (A) as a bona fide gift or gifts, (B) to any trust for the direct or indirect benefit of such person or the immediate family of such person, (C) with the prior written consent of Barclays Capital Inc., or (D) if an equity holder is a corporation, to any wholly-owned subsidiary of such corporation. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us, the selling stockholders and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the NYSE under the symbol “ELLI.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms for the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the PD 2010 Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that the total expenses of this offering, excluding underwriting discounts and commissions, payable by us will be approximately $                 . We will pay all expenses of this offering, including expenses of the selling stockholders pursuant to the Investor Rights Agreement under “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement,” other than the underwriting discounts and commissions attributable to shares sold by the selling stockholders.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Financial Technology Partners LP and its wholly-owned subsidiary FTP Securities, LLC, which is a broker-dealer regulated by the Financial Regulatory Authority, and together which we refer to in this prospectus as FT Partners, provided financial advisory services to us with respect to the initial public offering process and equity capital market alternatives. Upon completion of this offering, we will pay FTP Securities, LLC a fee of $250,000. We have also agreed to indemnify FT Partners against certain losses, claims, damages and liabilities in connection with FT Partners’ financial advisory services. None of FT Partners or any of their affiliates is acting as an underwriter of this offering and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, none of FT Partners or any of their affiliates will underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by the selling stockholders by this prospectus will be passed upon for the selling stockholders by Richards, Layton & Finger, P.A., Wilmington, Delaware. The underwriters are being represented by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, in connection with the offering. Investment partnerships comprised of members of Wilson Sonsini Goodrich & Rosati, P.C. beneficially own less than 0.01% of shares of our common stock which it received upon a December 2009 distribution by an investment fund to its limited partners.

EXPERTS

The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The consolidated financial statements for our subsidiary, Mavent Holdings Inc., as of December 31, 2008 and December 11, 2009 and for the year ended December 31, 2008 and the period ended December 11, 2009 included elsewhere in this prospectus, have been audited by Haskell & White LLP, an independent auditor, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the consolidated financial statements). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.elliemae.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Ellie Mae, Inc.

We have audited the accompanying consolidated balance sheets of Ellie Mae, Inc. and its subsidiaries (the “Company”) (a Delaware corporation) as of December 31, 2009 and 2010, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ellie Mae, Inc. and its subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

San Francisco, California

February 17, 2011

Ellie Mae, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31, 2009	December 31, 2010	Pro Forma December 31, 2010
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$11,491	$14,349
Short-term investments	4,719	2,556
Accounts receivable, net	2,720	4,243
Prepaid expenses and other	898	665
Deferred offering costs	828	4,667

Total current assets	20,656	26,480
Property and equipment, net	2,921	2,710
Deposits and other assets	637	632
Note receivable	1,000	1,000
Other intangibles, net	983	613
Goodwill	31,521	31,521

Total assets	$57,718	$62,956

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$1,134	$3,756
Accrued and other current liabilities	3,687	3,442
Deferred revenue	3,367	3,188
Deferred rent	527	192
Leases payable	393	114

Total current liabilities	9,108	10,692
Deferred revenue, net of current portion	37	137
Deferred rent, net of current portion	1,003	813
Other long term liabilities	300	467
Leases payable, net of current portion	114	—

Total liabilities	10,562	12,109

Commitments and contingencies (Note 7)

Redeemable Convertible Preferred Stock, $0.0001 par value;
42,971,150 authorized shares, 35,311,759 shares issued and outstanding as of December 31, 2009 and 2010; no shares authorized pro forma (unaudited)	82,672	82,672	$—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value;
65,000,000 authorized shares, 10,044,559 and 10,889,123 shares issued and outstanding as of December 31, 2009 and 2010; 46,200,882 shares issued and outstanding pro forma (unaudited)	1	1	5
Additional paid-in capital	6,036	8,950	91,618
Accumulated deficit	(41,553)	(40,776)	(40,776)

Total stockholders’ equity (deficit)	(35,516)	(31,825)	$ 50,847

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$57,718	$62,956

See accompanying notes to these consolidated financial statements.

Ellie Mae, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years ended December 31,
	2008	2009	2010
Revenues	$33,573	$37,707	$43,234
Cost of revenues	13,028	12,163	12,505

Gross profit	20,545	25,544	30,729
Operating expenses:
Sales and marketing	7,553	7,532	9,555
Research and development	6,898	7,945	10,468
General and administrative	7,470	8,213	9,823

	21,921	23,690	29,846

Income (loss) from operations	(1,376)	1,854	883
Interest expense	(35)	(41)	(29)
Interest income	328	113	148

Income (loss) before income taxes	(1,083)	1,926	1,002
Income tax provision (benefit)	(24)	264	225

Net income (loss)	$(1,059)	$1,662	$777

Net income (loss) per share of common stock:
Basic	$(0.11)	$0.17	$0.07

Diluted	$(0.11)	$0.04	$0.02

Weighted average common shares used in computing net income (loss) per share of common stock:
Basic	9,620,871	9,798,399	10,487,193

Diluted	9,620,871	46,606,153	51,440,551

Pro forma net income per share of common stock (unaudited):

Basic and diluted			$0.02

Weighted average common shares used in computing pro forma net income per share of common stock (unaudited):
Basic			45,798,952

Diluted			51,440,551

See accompanying notes to these consolidated financial statements.

Ellie Mae, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances, December 31, 2007	35,311,759	$82,672	9,593,482	$1	$4,323	$(42,156)	$(37,832)
Issuance of common stock for cash upon exercise of stock options	—	—	11,000	—	20	—	20
Issuance of common stock for services	—	—	27,778	—	27	—	27
Stock-based compensation expense	—	—	—	—	279	—	279
Net loss	—	—	—	—	—	(1,059)	(1,059)

Balances, December 31, 2008	35,311,759	82,672	9,632,260	1	4,649	(43,215)	(38,565)
Issuance of common stock for cash upon exercise of stock options	—	—	212,299	—	66	—	66
Issuance of common stock upon exercise of stock options in exchange for an employee note receivable	—	—	100,000	—	—	—	—
Issuance of common stock in conjunction with acquisition	—	—	100,000	—	198	—	198
Stock-based compensation expense	—	—	—	—	1,123	—	1,123
Net income	—	—	—	—	—	1,662	1,662

Balances, December 31, 2009	35,311,759	82,672	10,044,559	1	6,036	(41,553)	(35,516)

Issuance of common stock for cash upon exercise of stock options	—	—	472,840	—	570	—	570
Issuance of common stock upon exercise of stock options in exchange for an employee note receivable	—	—	109,223	—	—	—	—
Issuance of common stock upon exercise of warrant	—	—	262,501	—	262	—	262
Issuance of stock purchase right	—	—	—	—	363	—	363
Stock-based compensation expense	—	—	—	—	1,705	—	1,705
Excess tax benefit from exercise of stock options	—	—	—	—	14	—	14
Net income	—	—	—	—	—	777	777

Balances, December 31, 2010	35,311,759	$82,672	10,889,123	$1	$8,950	$(40,776)	$(31,825)

See accompanying notes to these consolidated financial statements.

Ellie Mae, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,059)	$1,662	$777
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	3,976	2,592	1,611
Provision for uncollectible accounts receivable	490	191	366
Amortization of intangible assets	153	267	370
Common stock issued in exchange for services	27	—	—
Stock-based compensation	279	1,123	2,068
Changes in operating assets and liabilities:
Accounts receivable	(460)	506	(1,890)
Prepaid expenses and other	740	(405)	233
Deferred offering costs	—	(63)	(1,621)
Deposits and other assets	27	(2)	5
Accounts payable	(1,471)	(31)	23
Accrued liabilities	(661)	630	171
Deferred revenue	(1,986)	685	(79)
Deferred rent	(230)	(702)	(525)
Other liabilities	—	—	167

Net cash (used in) provided by operating activities	(175)	6,453	1,676

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(557)	(268)	(1,436)
Purchase of short-term investments	(997)	(7,701)	(7,252)
Issuance of note receivable	—	(1,000)	—
Acquisitions, net of cash acquired	(96)	(453)	—
Sale of short-term investments	—	3,979	9,416

Net cash (used in) provided by investing activities	(1,650)	(5,443)	728

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of capital lease and installment obligations	(452)	(338)	(392)
Proceeds from issuance of common stock upon exercise of stock options	20	65	832
Excess tax benefit from exercise of stock options	—	—	14

Net cash (used in) provided by financing activities	(432)	(273)	454

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,257)	737	2,858

CASH AND CASH EQUIVALENTS, beginning of period	13,011	10,754	11,491

CASH AND CASH EQUIVALENTS, end of period	$10,754	$11,491	$14,349

Supplemental disclosure of cash flow information:
Cash paid for interest	$35	$41	$23
Cash paid for income taxes	129	395	23

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property and equipment under capital leases	$898	$25	$—
Accrued fixed asset purchases	9	195	35
Termination of capital lease	(87)	—	—
Accrued deferred offering costs	—	765	2,218
Issuance of common stock in conjunction with acquisition	—	198	—

See accompanying notes to these consolidated financial statements.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—The Company

Ellie Mae, Inc. (the “Company” or “Ellie Mae”) was originally incorporated in California in August 1997 and reincorporated in Delaware in November 2009. The Company hosts one of the largest electronic mortgage origination networks in the United States. The Company’s network and the technology-enabled solutions it provides help streamline and automate the mortgage origination process, increasing efficiency, facilitating regulatory compliance and reducing documentation errors for network participants.

In late 2000, Ellie Mae launched the Ellie Mae Network, connecting mortgage professionals to mortgage lenders, investors and service providers integral to the origination and funding of residential mortgages.

In late 2003 and in 2005, the Company launched the Encompass® software and Encompass® SaaS (formerly known as Encompass® Anywhere) hosted solutions (together “Encompass”). Encompass provides mortgage originators a comprehensive operating system that handles key business and management functions involved in running a mortgage origination business. Mortgage originators use Encompass as a single tool for loan processing, marketing, customer communication and electronic interaction with lenders, investors and service providers over the Ellie Mae Network. The Company also offers Encompass users a variety of additional services, including automated preparation of the disclosure and closing documents borrowers must sign to obtain a loan, electronic document management and websites used for customer relationship management. In 2009, the Company launched Encompass360, a full-service mortgage software solution which further incorporated processes from origination and processing to closing, business intelligence and reporting.

In September 2008, the Company purchased the assets of Online Documents, Inc. (“ODI”) for aggregate initial purchase consideration of $1,313,000 and potential performance-based payments. In December 2009, the Company paid cash consideration, issued common stock and agreed to pay amounts based on certain performance-based targets for aggregate purchase consideration of $848,000 to acquire all of the outstanding shares of Mavent Holdings Inc. (“Mavent”). Refer to Note 4 for additional information.

The Company is subject to risks that may affect business, financial and operating performance and growth. These include, but are not limited to the current and future state of the mortgage industry (including regulation and interest rates), dependence on key personnel, rapid technological change, competition from substitute services, the need for continued market acceptance of the Company’s services, protection of intellectual property, current and future litigation, business interruption and uncertainty of future profitability.

NOTE 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Ellie Mae, Inc. and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation.

Subsequent Events Evaluation

Subsequent events have been evaluated through February 17, 2011, the date these financial statements were available to be issued.

Applicable Accounting Guidance

Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative non-governmental generally accepted accounting principles in the United States (“U.S. GAAP”), as found in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”).

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Redeemable Convertible Preferred Stock

The holders of at least 65% of the outstanding shares of Series A, B, C, D, E, F, G, G-2 and H redeemable convertible preferred stock (collectively referred to as the “Preferred Stock”) may require the Company to redeem up to all shares of Preferred Stock to the extent permitted by law. As the redemption of the Preferred Stock is outside of the Company’s control, all shares of Preferred Stock have been presented outside of permanent equity in the accompanying consolidated balance sheets for all periods presented.

Unaudited Pro Forma Balance Sheet

If an initial public offering is consummated that results in the automatic conversion of the Company’s Preferred Stock, as described in Note 8, all of the Preferred Stock outstanding will automatically convert into 35,311,759 shares of common stock based on the number of shares of Preferred Stock outstanding at December 31, 2010. The unaudited pro forma balance sheet information at December 31, 2010, as set forth in the accompanying consolidated balance sheets, gives effect to the automatic conversion of all outstanding shares of Preferred Stock to common stock.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. The Company’s management regularly assesses these estimates which primarily affect revenue recognition, the valuation of accounts receivable, intangible assets and goodwill arising out of business acquisitions, common stock, stock options and the valuation allowances associated with deferred tax assets. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity date of 90 days or less are considered to be cash equivalents. The Company invests excess cash primarily in money market accounts, certificates of deposit, and short-term commercial paper, which are subject to minimal credit and market risks.

Short-Term Investments

All of the Company’s investments that have a maturity of greater than 90 days but less than one year are classified as available-for-sale and are carried at fair value. The cost of available-for-sale marketable securities sold is based on the specific identification method. Unrealized gains and losses, if any, are reported in stockholders’ deficit as other comprehensive income. Realized gains and losses are included in interest income and other expense, respectively. Interest and dividends are included in interest income when they are earned.

Fair Value of Financial Instruments

The fair value of the Company’s cash and cash equivalents, short-term investments, accounts receivable, note receivable and accounts payable approximates their carrying values due to the short maturity or market rate equivalent structure of the instruments. The fair value of the Company’s capital lease obligations approximate the carrying value due to the short-term maturity of the leases.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Fair Value Measurements

During 2008, the Company adopted on a prospective basis new accounting guidance for financial assets and liabilities that are re-measured and reported at fair value at each reporting period. Fair value is now defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements are classified and disclosed in one of the following three categories:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities.

Level 2—Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuations based on inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Allowance for Doubtful Accounts

The Company analyzes trade accounts receivable by considering historical bad debts, customer creditworthiness, current economic trends, changes in customer payment terms and collection trends when evaluating the adequacy of the allowance for doubtful accounts. Allowances for doubtful accounts are recognized in the period in which the associated receivable balance is not considered recoverable. Any change in the assumptions used in analyzing accounts receivable may result in changes to the allowance for doubtful accounts and are recognized in the period in which the change occurs.

Concentration of Credit Risk

The Company’s cash and cash equivalents are deposited with major financial institutions in the United States. At times, such deposits may be in excess of insured limits. Management believes that the Company’s investments in cash equivalents are financially sound and have minimal credit risk. The Company’s accounts receivable are derived from revenue earned from customers located in the United States. The Company had no customers that represented 10% or more of revenues for the years ended December 31, 2008, 2009 or 2010. No customer represented more than 10% of accounts receivable as of December 31, 2009 or 2010.

Deferred Offering Costs

Deferred offering costs of $828,000 and $4,667,000 consisted primarily of professional and registration fees directly related to the Company’s proposed initial public offering of its common stock, and are included on the Company’s consolidated balance sheet at December 31, 2009 and December 31, 2010, respectively. Upon the consummation of the offering, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

Note Receivable

The Company analyzes the note receivable for recoverability whenever potential indicators of impairment are identified. Any change in expected recoverability is recognized in the period identified.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Software Development Costs

Software development costs are included in research and development and are expensed as incurred until technological feasibility is achieved. After technological feasibility is achieved, material software development costs are capitalized until the product is available for general release. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected project revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, and the point at which the product is ready for general release has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Website Development Costs

The Company expenses costs related to the planning and post implementation phases of its website development efforts. For the years ended December 31, 2008, 2009 and 2010, direct costs incurred in the development phase have not been material and, as a result, any development phase costs have been expensed to cost of revenues as incurred. Costs associated with minor enhancements and maintenance for the website are included in cost of revenues in the accompanying consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives, which is generally three years. Leasehold improvements and assets acquired under capital leases are amortized over the shorter of the asset’s useful life or term of the lease.

Business Combinations

The Company adopted the FASB issued update to ASC 805, Business Combinations, on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009. The new guidance requires the Company to recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; with certain exceptions, recognize preacquisition loss and gain contingencies at their acquisition-date fair values; capitalize in-process research and development assets; expense acquisition-related transaction costs as incurred; and limit the capitalization of acquisition-related restructuring as of the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of acquisition.

Goodwill and Other Intangible Assets

Other intangible assets are stated at cost less accumulated amortization. Other intangible assets include developed technology, tradenames and customer lists and contracts. Intangibles with finite lives are amortized on a straight-line basis over the estimated periods of benefit, as follows:

Developed technology	3-5 years
Tradenames	3 years
Customer list and contracts	3-7 years

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets (continued)

The Company evaluates its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. There have been no such impairments of finite-lived intangible assets for the years ended December 31, 2008, 2009 or 2010.

Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually, or whenever changes in circumstances indicate that the carrying amount of goodwill or intangible assets may not be recoverable. These tests are performed at the reporting unit level using a two-step, fair-value based approach. The Company’s operations are organized as one reporting unit. In testing for a potential impairment of goodwill, the Company first compares the carrying value of assets and liabilities to the estimated fair value. If estimated fair value is less than carrying value, then potential impairment exists. The amount of any impairment is then calculated by determining the implied fair value of goodwill using a hypothetical purchase price allocation, similar to that which would be applied if it were an acquisition and the purchase price was equivalent to fair value as calculated in the first step. Impairment is equivalent to any excess of goodwill carrying value over its implied fair value.

To determine estimated fair value in the current year analyses, the Company used the income approach under which the estimated fair value was calculated based on estimated discounted future cash flows. The methodology applied in the current year analysis was consistent with the methodology applied in the prior year analysis, but was based on updated assumptions, as appropriate.

The process of evaluating the potential impairment of goodwill requires significant judgment at many points during the analysis, including calculating fair value of each reporting unit based on estimated future cash flows and discount rates to be applied.

The Company completed its annual impairment tests during the fourth quarters of 2008, 2009 and 2010 and determined that goodwill was not impaired.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There have been no such impairments of long-lived assets for the years ended December 31, 2008, 2009 or 2010.

Revenue Recognition

The Company generates revenue primarily from transaction-based fees and fees for software and related services. Sales taxes assessed by a governmental authority are excluded from revenues.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Network Transaction Revenues

The Company has entered into agreements with various lenders, service providers and certain government agencies participating in the mortgage origination process that provides them access to, and interoperability with, mortgage originators on the Ellie Mae Network. Under these agreements, the Company has the opportunity to earn transaction fees when transactions are processed through the Company’s Ellie Mae Network. Transaction revenues are recognized when there is evidence that the qualifying transactions have occurred on the Ellie Mae Network and collection of the resulting receivable is reasonably assured. Associated set-up fees are recognized ratably, beginning upon completion of the integration and continuing over the remaining estimated life of the relationship with its customer, which generally is the remaining life of the contract.

Software and Services Revenues

These revenues include:

License and Maintenance Revenues. Revenue from the sale of software licenses is recognized in the month in which the required revenue recognition criteria are met, generally in the month in which the software is delivered. Revenue is recognized when persuasive evidence of an arrangement exists which is evidenced by a signed agreement, the product has been downloaded or delivered freight on board shipping point, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured.

For arrangements with multiple elements (e.g., undelivered maintenance and support contracts bundled with licenses), the Company, when vendor specific objective evidence (“VSOE”) is determinable, allocates revenue to the delivered elements of the arrangement using the residual value method based on objective evidence of the fair value of the undelivered elements, which is specific to the Company. When VSOE is not determinable, the Company allocates all revenue to the undelivered elements and the entire arrangement is recognized ratably over the term of the contract. The Company recognizes revenue under this model upon receipt of cash payment from the customer, if collectability is not reasonably assured. The VSOE of fair value for maintenance and support obligations related to licenses is based upon the prices paid for the separate renewal of these services by the customer. Maintenance revenues are recognized ratably over the period of the contract. License revenues include the nominal shipping and handling charges associated with most license orders. Actual shipping costs incurred by the Company are included in cost of revenues.

Encompass SaaS Revenues. The Company offers web-based access to its Encompass software for a monthly recurring fee. The Company provides the right to access its loan origination software and handles the responsibility of managing the servers, providing robust security, backing-up the data and applying updates; however, customers under these arrangements may not take possession of the software at any time during the term of the agreement. Associated set-up fees are recognized ratably over the life of the relationship with its customers, which is generally the life of the contract. Contracts generally range from one to three years. Alternatively, customers can elect to pay on a per closed loan, or success, basis with a monthly minimum. The success basis contracts generally have a term of two years. Monthly minimums are recognized as the service is performed and additional amounts arising from closed loans are recognized when the loans close. This offering also includes CenterWise for Encompass as an integrated component, which is a combined element of the arrangement that is delivered in conjunction with the Encompass SaaS offering and therefore is not accounted for separately.

Centerwise for Encompass Licensees. The Company provides a bundled offering of electronic document management and websites used for customer relationship management. The Company recognizes revenue for Centerwise as the service is performed. It is also automatically included as an integrated component of the Encompass SaaS offering, and the associated revenue is recognized as indicated above.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Software and Services Revenues (continued)

Services Revenues. The Company has entered into agreements with customers that provide mortgage related and other business services, including automated documentation preparation and compliance reports. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured.

Warranties and Indemnification

The Company provides a warranty for its software products and services to its customers and accounts for its warranties as a contingent liability. The Company’s products are generally warranted to perform substantially as described in the associated product documentation for a period of 90 days. The Company’s services are generally warranted to be performed consistent with industry standards for a period of 90 days from delivery. If there is a failure of such warranties, the Company generally is obligated to correct the product or service to conform to the warranty provision or, if the Company is unable to do so, the customer is entitled to seek a refund of the purchase price of the product or service. With respect to Encompass Compliance Service, the Company provides a limited warranty, which limits its liability to the reimbursement for losses incurred by a customer due to fines, penalties or judgments imposed or levied upon a customer as a result of a violation of a specific law, rule or regulation resulting from an error in the provision of our Encompass Compliance Service. The Company’s maximum exposure is limited under its services agreements to the greater of the total service fees paid by a customer for such services during the specified period preceding the relevant claim, typically six to 12 months, or a specified dollar amount ranging from $1.0 million to $5.0 million. The Company has not historically incurred any claims and maintain a total of $5.0 million in professional liability insurance coverage. The Company has not provided for a warranty accrual as of December 31, 2009 or 2010. To date, the Company’s product warranty expense has not been significant.

The Company generally agrees to indemnify its customers against legal claims that the Company’s software products infringe certain third-party intellectual property rights and accounts for its indemnification obligations as a contingent liability. In the event of such a claim, the Company is obligated to defend its customer against the claim and to either settle the claim at the Company’s expense or pay damages that the customer is legally required to pay to the third-party claimant. In addition, in the event of an infringement, the Company agrees to modify or replace the infringing product, or, if those options are not reasonably possible, to refund the cost of the software, as pro-rated over a period of years. To date, the Company has not been required to make any payment resulting from infringement claims asserted against its customers. As such, the Company has not recorded a liability for infringement costs as of December 31, 2009 or 2010.

The Company has obligations under certain circumstances to indemnify each member of the Company’s board of directors against judgments, fines, settlements and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and our bylaws and certificate of incorporation.

Cost of Revenues

Our cost of revenues consists primarily of salaries, benefits and related costs for operations and customer support personnel (including stock-based compensation), allocated facilities costs, expenses for document preparation and compliance services, depreciation on computer equipment used in supporting the Ellie Mae Network, our Encompass SaaS and CenterWise offerings, amortization of acquired intangible assets directly involved in revenue producing activities and professional services associated with implementation of software.

Research and Development Costs

Research and development costs are expensed as incurred.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Advertising Expenses

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010 were $227,000, $211,000 and $304,000, respectively.

Stock-Based Compensation

The Company recognizes expenses related to stock-based compensation awards that are ultimately expected to vest based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the award, which generally equals the vesting period.

The Company is required to estimate potential forfeitures of stock grants and adjust recorded compensation cost accordingly. The estimate of forfeitures is based on historical experience and is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures will be recognized in the period of change and will impact the amount of stock-based compensation expense to be recognized in future periods.

All stock option awards to non-employees are accounted for at the fair value of the consideration received or the fair value of the equity instrument issued, as calculated using the Black-Scholes model. The measurement of stock-based compensation for non-employees is subject to periodic adjustments as the options vest, and the expense is recognized over the period services are rendered.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that the Company believes is more likely than not to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. Tax positions are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax positions. A tax position is only recognized in the financial statements if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments that could result in recognition of additional tax benefits or additional charges to the tax provision and may not accurately reflect actual outcomes. The Company’s policy is to recognize interest and penalties relating to unrecognized tax benefits as a component of income tax expense.

Net Income (Loss) Per Share of Common Stock

Net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average shares of common stock outstanding during the period. Diluted net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted average shares of common stock outstanding and potential shares of common stock during the period. Potential shares of common stock include dilutive shares attributable to the assumed exercise of stock options and warrants using the treasury stock method and contingent issuances of common stock related to redeemable convertible preferred stock, if dilutive.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Net Income (Loss) Per Share of Common Stock (continued)

The components of net income (loss) per share of common stock were as follows:

	Years Ended December 31,
	2008	2009	2010
	(in thousands except share and per share amounts)
Net income (loss)	$(1,059)	$1,662	$777

Basic shares:
Weighted-average common shares outstanding	9,620,871	9,798,399	10,487,193

Diluted shares:
Weighted-average shares used to compute basic net income (loss) per share	9,620,871	9,798,399	10,487,193
Effect of potentially dilutive securities:
Warrants to purchase common stock	—	130,325	714,664
Employee stock options	—	1,365,670	4,926,935
Preferred stock	—	35,311,759	35,311,759

Weighted-average shares used to compute diluted net income (loss) per share	9,620,871	46,606,153	51,440,551

Net income (loss) per share:
Basic	$(0.11)	$0.17	$0.07

Diluted	$(0.11)	$0.04	$0.02

The following potential common shares were excluded from the computation of diluted income (loss) per share, as their effect would have been anti-dilutive:

	Years Ended December 31,
	2008	2009	2010

Warrants to purchase common stock	1,204,294	29,288	—
Employee stock options	10,454,806	5,654,708	1,172,141
Preferred stock	35,311,759	—	—

	46,970,859	5,683,996	1,172,141

Performance-based awards are included in the diluted shares outstanding each period if established performance criteria have been met at the end of the respective periods. However, if none of the required performance criteria have been met for such awards then the Company excludes the shares of such awards from its diluted shares outstanding. Accordingly, weighted average shares of 1,762,552, 1,750,000 and 1,750,000 have been excluded from the dilutive shares outstanding for the years ended December 31, 2008, 2009 and 2010 respectively.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Net Income (Loss) Per Share of Common Stock (continued)

Pro forma basic and diluted net income per share of common stock have been computed to give effect to the conversion of the Company’s Preferred Stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

Year Ended December 31, 2010
(unaudited) (In thousands except share and per share amounts)
Net income	$777

Basic shares:
Weighted-average shares used to compute basic net loss per share	10,487,193
Pro forma adjustments to reflect assumed conversion of preferred stock	35,311,759

Weighted-average shares used to compute basic pro forma net loss per share	45,798,952

Diluted shares:
Weighted-average shares used to compute basic pro forma net loss per share	45,798,952
Effect of potentially dilutive securities:
Warrants to purchase common stock	714,664
Employee stock options	4,926,935

Weighted-average shares used to compute diluted pro forma net loss per share	51,440,551

Pro forma net income per share:
Basic	$0.02

Diluted	$0.02

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss), specifically unrealized gains (losses) on short-term investments, which have been insignificant for the years ended December 31, 2008, 2009 and 2010. As a result, comprehensive income (loss) is equivalent to net income (loss) for all periods presented.

Geographical Information

The Company is domiciled in the United States and had no international operations or sales to customers outside of the United States for the years ended December 31, 2008, 2009 or 2010.

Recent Accounting Pronouncements

In October 2009, the FASB issued an amendment to ASC 605-25, Multiple Element Arrangements, which modifies how a company separates consideration in multiple-delivery arrangements. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The amendment also clarifies the

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendment also eliminates the residual method of allocating revenue and requires the use the relative selling price method. This amendment to ASC 605-25 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued an amendment to ASC 985-605, Software-Revenue Recognition, which modifies the accounting model for revenue arrangements that include both tangible products and software elements. This amendment to ASC 985-605 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The Company does not sell products that include both tangible products and software elements, therefore this amendment will not impact the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amended ASC Topic 820, Fair Value Measurement and Disclosure, to require a number of additional disclosures regarding fair value measurements. In addition to the new disclosure requirements, ASU 2010-06 amended ASC 820 to clarify that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities. Prior to the issuance of ASU 2010-06, the guidance in ASC 820 required separate fair value disclosures for each major category of assets and liabilities. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. Except for the requirement to disclose information about purchases, sales, issuance and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all of the provisions of ASU 2010-06 were effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted these provisions as of January 1, 2010. The requirement to separately disclose purchases, sales, issuances and settlements of recurring Level 3 measurements is effective for annual reporting periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not, and the requirements that will be effective in the future will not, have any material effect on its financial position or results of operations.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other, which affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The guidance modifies Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of this disclosure guidance to have a material impact on its consolidated results of operations and financial condition.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3—Financial Instruments and Fair Value Measurements

The carrying amounts and estimated fair value of cash and cash equivalents, and short-term investments consisted of the following as of December 31, 2009 and 2010:

	December 31, 2009
	Amortized Cost	Unrealized Gains (Losses)	Carrying or Fair Value
	(in thousands)
Cash and equivalents:
Cash	$1,198	$—	$1,198
Money market funds	10,193	—	10,193
U.S. government notes	100	—	100

	$11,491	$—	$11,491

Short-term investments:
Commercial paper	$550	$—	$550
Treasury bills	799	—	799
U.S. government notes	1,556	—	1,556
U.S. government agencies	1,814	—	1,814

	$4,719	$—	$4,719

	December 31, 2010
	Amortized Cost	Unrealized Gains (Losses)	Carrying or Fair Value
	(in thousands)
Cash and equivalents:
Cash	$2,901	$—	$2,901
Money market funds	9,902	—	9,902
U.S. government agencies	1,546	—	1,546

	$14,349	$—	$14,349

Short-term investments
U.S. government agencies	$2,556	$—	$2,556

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3—Financial Instruments and Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy the Company’s financial assets that were accounted for at fair value on a recurring basis at December 31, 2009 and December 31, 2010, according to the valuation techniques the Company used to determine their values (in thousands):

	Fair Value at December 31, 2009	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Money market funds	$10,193	$10,193	$—	$—
Commercial paper	550	—	550	—
Treasury bills	799	—	799	—
U.S. government and governmental agency obligations	3,470	—	3,470	—

Total	$15,012	$10,193	$4,819	$—

	Fair Value at December 31, 2010	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Money market funds	$9,902	$9,902	$—	$—
U.S. government and governmental agency obligations	4,102	—	4,102	—

Total	$14,004	$9,902	$4,102	$—

Money market funds

Money market funds are open-ended mutual funds that typically invest in short-term debt securities. Money market funds are classified as cash and cash equivalents on the Company’s consolidated balance sheets. The Company classified these funds that are specifically backed by debt securities as Level 1 instruments due to its usage of unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Commercial Paper and Treasury Bills

Commercial paper is an unsecured, short-term debt instrument issued by corporations and financial institutions that generally mature within 270 days. Treasury bills are short term debt obligations backed by the U.S. government with a maturity of less than one year. The commercial paper and treasury bills are classified as short-term investments on the Company’s consolidated balance sheet. The market approach was used to value these securities. The Company classified these securities as Level 2 instruments due to either its usage of observable market prices in less active markets or when observable market prices were not available, its use of non-binding market prices that are corroborated by observable market data or quoted market prices for similar instruments.

U.S. Government and Governmental Agency Obligations

U.S. government and governmental agency obligations are issued by U.S. Federal, state and local governments, government-sponsored enterprises and other governmental entities such as authorities or special districts that generally mature within two years. These are classified as cash equivalents and short-term, available-for-sale securities on the Company’s consolidated balance sheets. The market approach was used to value the Company’s treasury U.S. government and governmental agency obligations. The Company classified these securities as Level 2 instruments due to either its usage of observable market prices in less active markets or, when observable market prices were not available, its use of non-binding market prices that are corroborated by observable market data or quoted market prices for similar instruments.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4—Acquisitions

Online Documents, Inc. (“ODI”)

In September 2008, the Company purchased the assets and assumed certain liabilities of ODI, a provider of technology and services to provide and support the preparation and delivery of electronic mortgage documents. The acquisition was accounted for as a business combination and, accordingly, the purchase consideration was allocated to the assets acquired and liabilities assumed based on their respective fair values. ODI’s results of operations are included in the Company’s consolidated statements of operations from the date of acquisition.

The aggregate purchase consideration was $1,313,000, consisting of cash of $80,000, a liability to the seller of $164,000, an assumed lease liability of $1,049,000 and acquisition costs of $20,000. The amount allocated to intangibles was determined based on management’s estimate of fair value using a probability weighted discounted cash flow model.

The initial purchase price of $1,313,000 exceeded the fair value of the net assets acquired of $982,000, resulting in goodwill of $331,000, all of which is deductible for income tax purposes. Goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from integrating the service offering and operations of ODI with those of the Company. The allocation of the initial purchase price was as follows:

(in thousands)
Current assets	$273
Fixed assets	19
Developed technology	470
Customer list and contracts	220
Goodwill	331

$1,313

The acquisition agreement also contained provisions for performance-based payments to the seller. As of December 31, 2009, an additional payment of $171,000 was due under this agreement and resulted in an adjustment to the purchase price during 2009. This amount was included in goodwill and accrued liabilities as of December 31, 2009 and was paid in full during 2010. No additional payment was due under this arrangement in 2010 because the ODI products sold during 2010 did not meet the minimum requirement.

Mavent Holdings Inc. (“Mavent”)

In December 2009, the Company paid cash consideration, issued 100,000 shares of common stock and agreed to pay amounts in accordance with certain performance-based targets in order to acquire all the outstanding capital stock of Mavent, a provider of automated solutions designed to analyze mortgage loan data for regulatory compliance with federal and state laws related to mortgage lending. The acquisition was accounted for as a business combination and, accordingly, the purchase consideration was allocated to the assets acquired and liabilities assumed based on their respective fair values. Mavent’s results of operations are included in the Company’s consolidated statements of operations from the date of acquisition. Future adjustments to the assets acquired, liabilities assumed and estimated performance-based payments, related to the acquisition of Mavent, will be reflected in the consolidated statements of operations in the period they are identified.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4—Acquisitions (continued)

Mavent Holdings Inc. (“Mavent”) (continued)

The aggregate purchase consideration was $848,000, consisting of cash of $500,000; 100,000 shares of common stock valued at $198,000 and an estimated earn-out of $150,000. The amount allocated to intangibles was determined based on management’s estimate of fair value using a probability-weighted discounted cash flow model, and used Level 3 inputs in calculating the associated fair value measurements. The valuation of common stock issued was determined based on management’s estimate of fair value using a probability-weighted discounted cash flow model, and used Level 3 inputs in calculating the associated fair value measurements. Transaction costs of $42,000 were expensed as incurred and were included as a component of general and administrative expense in the consolidated statement of operations for the period ended December 31, 2009.

The purchase price of $848,000 exceeded the fair value of the net assets acquired of $503,000, resulting in goodwill of $345,000, none of which is deductible for income tax purposes. Goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from integrating the service offering and operations of Mavent with those of the Company. The fair value of assets acquired and liabilities assumed was as follows:

(in thousands)
Current assets (including $47 of cash and cash equivalents)	$492
Fixed assets	101
Developed technology	220
Customer list and contracts	100
Tradename	30
Goodwill	345
Deferred tax assets	443
Accounts payable and accrued liabilities	(400)
Capital lease obligations	(40)
Deferred tax liabilities	(180)
Valuation allowance against net deferred tax assets	(263)

$848

The fair value of assets acquired included trade receivables with a fair value of $320,000. The gross amount due was $522,000, of which $202,000 was expected to be uncollectible.

The acquisition agreement contains provisions for performance-based payments to the seller equal to a percentage of adjusted revenues for sales of Mavent products being sold as of the acquisition date in excess of a minimum amount (as defined in the contract) for each of the years ended December 31, 2010, 2011 and 2012. The estimated fair value of these performance-based payments of $150,000 was determined based on management’s estimate of fair value using a probability-weighted discounted cash flow model, which uses Level 3 inputs for fair value measurements. This contingent consideration was included as a component of the purchase price and has been accrued in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2009. There is no maximum to the amount that may be due under the terms of the performance-based payment agreement. There was no earn-out payment for 2010. As of December 31, 2010, the Company estimates that the aggregate amount of these performance-based payments for the remaining two years will be approximately $117,000.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—Balance Sheet Components

Accounts Receivable

As of December 31, 2009 and 2010 accounts receivable, net, consisted of the following:

	December 31,
	2009	2010
	(in thousands)
Accounts receivable	$2,908	$4,291
Allowance for doubtful accounts	(188)	(48)

	$2,720	$4,243

Prepaid Expenses and Other

As of December 31, 2009 and 2010 prepaid expenses and other consisted of the following:

	December 31,
	2009	2010
	(in thousands)
Prepaid expenses	$607	$557
Income tax receivable	236	63
Other receivables	55	45

	$898	$665

Property and Equipment

As of December 31, 2009 and 2010, property and equipment, net, consisted of the following:

	December 31,
	2009	2010
	(in thousands)
Computer equipment	$8,772	$9,885
Software	4,655	4,794
Office equipment	1,328	1,366
Telecom equipment	598	708
Leasehold improvements	1,973	1,973

	17,326	18,726
Less: accumulated depreciation and amortization	(14,405)	(16,016)

	$2,921	$2,710

Depreciation and amortization expense for the years ended December 31, 2008, 2009 and 2010 was $3,976,000, $2,592,000 and $1,611,000, respectively.

The cost of property and equipment at both December 31, 2009 and 2010 included a total of $974,000 under capital leases. Accumulated amortization relating to equipment and software under capital leases totaled $604,000 and $876,000, respectively, at December 31, 2009 and 2010. Amortization of assets under capital leases is included in depreciation and amortization expense.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—Balance Sheet Components (continued)

Deposits and Other Assets

As of December 31, 2009 and 2010, deposits and other assets consisted of the following:

	December 31,
	2009	2010
	(in thousands)
Deposits	$137	$132
Restricted cash	500	500

	$637	$632

Restricted cash represents collateral for a capital lease.

Note Receivable

On September 30, 2009, the Company advanced $1,000,000 to a private company in the form of a secured promissory note receivable. The note receivable is secured by all tangible and intangible assets and property of the private company and bears interest at 10% per annum with interest only payments through September 30, 2012, at which time the principal balance and any remaining accrued interest is due and payable. For the years ended December 31, 2009 and 2010, the Company recorded interest income of $25,000 and $100,000, respectively, related to this note receivable. The Company has identified no events indicating that the carrying amount of the note receivable is not recoverable as of December 31, 2009 and 2010.

Other Intangibles

As of December 2009 and 2010, other intangibles, net, consisted of the following:

	December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Intangibles
	(in thousands)
Developed technology	$3,082	$(2,530)	$552
Tradenames	1,376	(1,346)	30
Customer lists and contracts	3,453	(3,052)	401

	$7,911	$(6,928)	$983

	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Intangibles
	(in thousands)
Developed technology	$3,082	$(2,714)	$368
Tradenames	1,376	(1,356)	20
Customer lists and contracts	3,453	(3,228)	225

	$7,911	$(7,298)	$613

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—Balance Sheet Components (continued)

Other Intangibles (continued)

During the years ended December 31, 2008, 2009 and 2010, the Company recorded amortization of other intangible assets of $153,000, $267,000 and $370,000, respectively, which is included as a component of cost of revenues.

Minimum future amortization expense for other intangible assets at December 31, 2010 was as follows:

(in thousands)
2011	$287
2012	250
2013	56
2014	20

$613

Goodwill

The changes in the carrying value of goodwill for the year ended December 31, 2009 were as follows:

(in thousands)
Balance at December 31, 2008	$31,005
Addition: ODI performance payment accrual	171
Addition: Mavent acquisition	345

Balance at December 31, 2009	$31,521

There was no change to goodwill in 2010.

Accrued and Other Liabilities

As of December 31, 2009 and 2010, accrued and other liabilities consisted of the following:

	December 31,
	2009	2010
	(in thousands)
Accrued payroll and related expenses	$1,839	$2,092
Accrued commissions	287	356
Accrued professional fees	329	312
Accrued offering costs	590	173
Payable to seller of ODI	171	—
Sales and other taxes	45	78
Other accrued expenses	426	431

	$3,687	$3,442

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—Income Taxes

The components of the provision for income taxes were as follows:

	December 31,
	2008	2009	2010
	(in thousands)
Current
Federal	$(52)	$32	$31
State	26	221	181

	(26)	253	212
Deferred
Federal	2	9	11
State	—	2	2

	2	11	13

Income tax (benefit) provision	$(24)	$264	$225

The provision for income taxes differed from the amount of income taxes determined by applying the U.S. statutory federal income tax rate as follows:

	December 31,
	2008	2009	2010
	(in thousands)
Tax at federal statutory rate (34%)	$(369)	$655	$341
State taxes, net of federal benefit	(47)	121	67
Stock-based compensation	109	416	725
Other non-deductible items	27	54	44
Tax credits	(295)	(359)	(505)
Valuation allowance	551	(623)	(447)

Provision for income taxes	$(24)	$264	$225

Deferred tax assets consisted of the following:

	December 31,
	2009	2010
	(in thousands)
Deferred tax assets
Depreciation and amortization	$703	$513
Net operating loss carryforwards	5,990	5,208
Reserves and accruals	1,298	1,363
Research and development credits	2,722	3,182

Total gross deferred tax assets	10,713	10,266
Valuation allowance	(10,713)	(10,266)

Net deferred tax assets	$—	$—

Deferred tax liabilities
Book/tax basis in acquired assets	$(13)	$(27)

Total deferred tax liabilities	$(13)	$(27)

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—Income Taxes (continued)

Due to the uncertainty surrounding the realization of the deferred tax assets in future tax returns, the Company has placed a valuation allowance against its deferred tax assets. The valuation allowance decreased by $360,000 during the year ended December 31, 2009, which included a $263,000 increase due to the Mavent acquisition (see Note 4), and decreased by $447,000 during the year ended December 31, 2010.

At December 31, 2010, the Company had federal and state net operating loss carryforwards of approximately $13.2 million and $15.0 million, respectively. These net operating loss carryforwards will begin to expire commencing in 2020 and 2013 for federal and state purposes, respectively. The Company also has federal and state research and development tax credit carryforwards at December 31, 2010 of approximately $1.7 million and $1.8 million, respectively. The federal tax credit carryforwards begin to expire commencing in 2021. The state tax credit carryforwards may be carried forward indefinitely.

Internal Revenue Code Section 382 places a limitation (the “Section 382 Limitation”) on the amount of taxable income that can be offset by net operating loss (“NOL”) carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California has similar rules. The Company’s capitalization as described herein may have experienced such a change. Generally, after a control change, a loss corporation cannot deduct NOL carryforwards in excess of the Section 382 Limitation. Due to these “change in ownership” provisions, utilization of the NOL carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. The Company has prepared a Section 382 Limitation analysis and does not believe that any of its NOL carryforwards are subject to expiration prior to utilization.

The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.

At December 31, 2010, the Company had $1,328,000 of cumulative unrecognized tax benefits. If the unrecognized tax benefit is recognized, it would affect the effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in thousands)
Balance at December 31, 2007	$820
Additions based on tax positions related to the 2008 year	125

Balance at December 31, 2008	945
Additions based on tax positions related to the 2009 year	152

Balance at December 31, 2009	1,097
Additions based on tax positions related to the 2010 year	231

Balance at December 31, 2010	$1,328

The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized tax benefits will increase or decrease within 12 months of the year ended December 31, 2010 except for research and development tax credits.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company’s tax years for 1999 and forward are subject to examination by the U.S. tax authorities and for 1999 and forward are subject to examination by the California tax authorities due to the carryforward of unutilized net operating losses and research and development credits.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—Income Taxes (continued)

The Company did not incur any interest expense or penalties associated with unrecognized tax benefits during the year ended December 31, 2010.

NOTE 7—Commitments and Contingencies

Line of Credit

The Company entered into a $2 million line of credit in April 2009 for which the full amount is available, expiring in March 2011. No amounts have been borrowed against the line of credit as of December 31, 2010.

Letter of Credit

As of December 31, 2010, the Company had a $0.5 million letter of credit facility. The letter of credit was the collateral for the Company’s equipment lease. The letter of credit was cancelled when the equipment lease was paid off during February 2011.

Leases

As of December 31, 2010, the Company leased three facilities under operating lease arrangements. The leases expire on December 31, 2011, January 31, 2012 and April 29, 2015. Certain leases contain an escalation clause calling for increased rents. Under terms of one agreement, the Company was granted an allowance for tenant improvements of $1,269,000, of which $500,000 was received in 2007 and $769,000 was received in 2008.

Future minimum lease payments under the non-cancellable operating and capital leases consisted of the following at December 31, 2010:

	Capital Lease	Operating Leases
	(in thousands)
2011	$116	$984
2012	—	868
2013	—	890
2014	—	915
Thereafter	—	313

Total minimum lease payments	116	$3,970

Less amount representing interest	(2)

Present value of minimum lease payments	114
Less current portion	(114)

Long-term lease obligations	$—

Rent expense for the years ended December 31, 2008, 2009 and 2010 was $723,000, $750,000 and $824,000, respectively. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid. During 2010, the Company recognized $39,000 of rental income against rent expense from subleasing one of its facilities.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7—Commitments and Contingencies (continued)

Legal Proceedings

From time to time, the Company has been and may be involved in various legal proceedings. Although the outcome of these and other claims cannot be predicted with certainty, the Company’s management does not currently believe that the ultimate resolution of such matters will have a material adverse effect on the Company’s financial condition, cash flows, or results of operations.

NOTE 8—Redeemable Convertible Preferred Stock

As of December 31, 2009 and 2010, the following table summarizes the Company’s Preferred Stock:

Series	Shares Authorized	Issued and Outstanding	Carrying Value	Liquidation Amount
A	2,000,000	2,000,000	$500,000	$500,000
B	3,000,000	3,000,000	1,500,000	1,500,000
C	500,000	500,000	500,000	500,000
D	10,000,000	8,155,737	9,949,998	9,949,998
E	13,195,000	8,765,395	40,408,471	40,408,471
F	4,000,000	3,915,731	7,753,198	7,753,198
G	6,276,150	6,276,150	15,000,000	15,000,000
G-2	3,000,000	1,698,746	4,060,003	4,060,003
H	1,000,000	1,000,000	3,000,000	3,000,000

	42,971,150	35,311,759	$82,671,670	$82,671,670

The rights, preferences, privileges and restrictions of the Preferred Stock are set forth in the Company’s Amended and Restated Certificate of Incorporation, and are summarized as follows:

Redemptions

The Preferred Stock may be redeemed beginning September 1, 2007, to the extent permitted by law. The Company will redeem the requested number of shares upon written request of the holders of at least 65% of the then outstanding shares of Preferred Stock as follows: one third of the shares not more than sixty days from the date of the initial request (not earlier than September 1, 2007), one third of the shares not later than one year from the first redemption and the remainder of the shares not later than two years following the initial redemption. Since the Preferred Stock is redeemable after a fixed date, the value of the Preferred Stock has been adjusted to the expected redemption amount.

As redemption is outside of the Company’s control, all shares of Preferred Stock have been presented outside of permanent equity.

Dividends

Holders of Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series G-2 and Series H preferred stock are entitled to receive a noncumulative dividend, when and if declared, at the annual rate of $0.025, $0.05, $0.10, $0.122, $0.461, $0.198, $0.239, $0.239 and $0.30 per share, respectively. Such dividends are payable in preference to any dividends of common stock declared by the board of directors. The Company has declared no dividends to date.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8—Redeemable Convertible Preferred Stock (continued)

Conversion

Each share of Preferred Stock is convertible at the option of the holder into shares of common stock based on a formula which currently results in a one-for-one exchange ratio of common stock for each share of Preferred Stock. This formula is subject to adjustment, as defined, which essentially provides dilution protection for holders of the Preferred Stock. Such conversion is automatic upon the effective date of a public offering of common stock for which the aggregate net proceeds are at least $20.0 million, with a public offering price per share (prior to commissions and expenses) not less than $7.50, subject to adjustment.

Antidilutive Protection Feature

The Company’s Amended and Restated Certificate of Incorporation includes an antidilution provision.

Liquidation Preference

In the event of liquidation, holders of Preferred Stock are entitled to a per share distribution in preference to the holders of common stock. This per share distribution is equal to the original issue price of $0.25 per share for each share of Series A, $0.50 per share for each share of Series B, $1.00 per share for each share of Series C, $1.22 per share for each share of Series D, $4.61 per share for each share of Series E, $1.98 per share for each share of Series F, $2.39 per share for each share of Series G, $2.39 per share for each share of Series G-2 and $3.00 per share for each share of Series H, plus any declared but unpaid dividends. If funds are insufficient to make a complete distribution to the holders of Preferred Stock as described above, the assets will be distributed ratably among the holders of each series in proportion to the full amounts to which they would otherwise be respectively entitled.

After payment of the full liquidation preference of Preferred Stock, as set forth above, the remaining assets of the Company available for distribution, if any, shall be distributed ratably to the holders of the common stock and the Preferred Stock. This calculation assumes the conversion of Preferred Stock into common stock as described in the section “Conversion” above. The maximum total distribution that may be made to any holder of series of Preferred Stock is five times the liquidation amount related to the Preferred Stock only.

Mergers

Any merger or transaction or sale of all or substantially all of the assets of the Company in which the stockholders of the Company immediately prior to the transaction do not possess more than 50% of the voting power of the surviving entity shall be deemed to be a liquidation of the Company under the Company’s Amended and Restated Certificate of Incorporation.

Voting

The holders of Preferred Stock have one vote for each share of common stock into which they may be converted. For so long as at least 2,000,000 shares of Preferred Stock remain outstanding, the vote or written consent of the majority of the outstanding shares of Preferred Stock, voting together as a single class, is required for affecting the following actions: (i) any amendment to the Certificate of Incorporation or the Bylaws of the Company that would adversely affect the privileges, rights, preferences or powers of any series of Preferred Stock; (ii) any increase in the number of shares of Preferred Stock; (iii) any authorization or designation of any new class or series of stock or any other securities convertible into equity securities of the Company ranking on a parity with or senior to the Preferred Stock in rights of dividends, redemptions, liquidation preferences, conversion, voting or other rights or privileges; (iv) any action to sell, license or dispose of all or substantially all

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8—Redeemable Convertible Preferred Stock (continued)

Voting (continued)

of the assets or business of the Company; (v) any consolidation, reorganization, merger or other transaction in which the ownership of the majority of the Company’s capital stock is transferred; (vi) any redemption, repurchase or acquisition with respect to the Company’s capital stock, except for acquisitions of common stock by the Company pursuant to agreements which permit the Company to repurchase such shares upon termination of service to the Company or otherwise allowed by the Amended and Restated Certificate of Incorporation; and (vii) any increase in the authorized number of the Company’s board of directors to more than nine, unless all members of the board of directors have voted to approve such increase.

NOTE 9—Common Stock

The Company had reserved shares of common stock for future issuances as follows:

	As of December 31,
	2009	2010
Options outstanding under the stock option plan	9,062,617	10,838,045
Options available for future grants under the stock option plan	2,101,856	1,539,365
Redeemable convertible preferred stock outstanding	35,311,759	35,311,759
Warrants to purchase common stock	1,604,294	1,341,793

Total reserved shares	48,080,526	49,030,962

Warrants for Common Stock

Placement Fees

In March 2004, the Company issued a warrant to a financial advisor to purchase a maximum of 41,840 shares of common stock at an exercise price of $2.39 per share. This warrant potentially vests in five annual tranches, dependent upon certain performance criteria being met. The first, second and third benchmarks were met in 2004, 2005 and 2006, and collectively, 29,288 shares of the warrant vested in those years. The benchmarks for the remaining two tranches had not been met as of December 31, 2009 and the agreement was terminated during 2009. Therefore, the remaining two tranches of the warrant, representing an aggregate of 12,552 shares, will never vest under the arrangement. The warrant remains outstanding at December 31, 2010 and expires in 2011, seven years from the date of issuance.

In Connection with Notes Payable Relating to Series F Financing

During July, August and October 2001, the Company issued warrants to purchase an aggregate of 1,175,006 shares of common stock at $1.00 per share as additional consideration for a bridge financing. In the second quarter of 2010, the Company issued and sold an aggregate of 262,501 shares of common stock to two investors pursuant to exercises of warrants. Warrants to purchase 912,505 shares of common stock remain exercisable and outstanding at December 31, 2010 and expire at the earlier of (i) ten years from the date of issuance and (ii) the closing of a firm underwritten commitment for a public offering.

Related Party Warrants

In September 2008, the Company issued warrants to related parties to purchase an aggregate 400,000 shares of common stock at $1.98 per share. The warrants remain outstanding at December 31, 2010 and expire on December 31, 2012.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—Common Stock (continued)

Warrants for Common Stock (continued)

Such warrants contain a performance requirement with vesting triggered by certain minimum payments to the Company resulting from the arrangement. No amounts will be recognized for these warrants until the stated minimum payments have been met. Refer to Note 12 for additional information.

NOTE 10—Stock Options

In March 1999, the Company adopted the 1999 Stock Option and Incentive Plan, which expired in March 2009, and was replaced by the 2009 Stock Option and Incentive Plan (the “Plan”). As of December 31, 2010, the Plan provides for granting up to 13,850,000 shares of common stock to employees, consultants and advisors of the Company. All shares underlying granted options vest either immediately or over four years from the date of grant and expire not later than 10 years after the grant date. The Company’s policy is to issue new shares in the settlement of option exercises.

In December 2001, the Company made offers to replace employee options with an exercise price of $4.61 with options having an exercise price of $1.25. Options for a total of 2,274,149 shares were cancelled and repriced at $1.25 by December 31, 2001. The replacement options are being accounted for using variable plan accounting. The Company recognized stock-based compensation expense of $0, $514,000 and $622,000 in the years ended December 31, 2008, 2009 and 2010, respectively, related to the variable plan accounting for these options. As of December 31, 2010, 399,800 shares of these replacement options remain outstanding.

In February 2009, the Company made offers to replace employee options with exercise prices of $1.80 and $1.98 with options having an exercise price of $0.46 and which included new vesting periods in accordance with the terms of the repricing plan. Options for a total of 5,982,000 shares were cancelled and repriced at $0.46 in April 2009. The replacement options are being accounted for as a modification to the original option grants and resulted in incremental stock-based compensation expense of approximately $717,000, which is recognized as the awards vest.

Stock-based compensation expense for options granted subsequent to January 1, 2006 was approximately $279,000, $609,000 and $1,082,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

Total stock-based compensation expense recognized by the Company consisted of:

	Year Ended December 31,
	2008	2009	2010

Cost of revenues	$19	$144	$192
Sales and marketing	35	145	303
Research and development	78	271	443
General and administrative	147	563	1,130

	$279	$1,123	$2,068

As of December 31, 2010, total unrecognized compensation cost related to unvested awards not yet recognized under all cost compensation plans, adjusted for estimated forfeitures, was $3,712,000 and is expected to be recognized over a weighted average period of 2.5 years. No stock-based compensation was capitalized as part of the cost of an asset during the years ended December 31, 2008, 2009 or 2010.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—Stock Options (continued)

The following table summarizes stock option activity under the Company’s stock option and incentive plans:

	Number of Shares	Options Outstanding
		Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	10,877,198	$1.58
Granted	314,000	1.98
Exercised	(11,000)	1.80
Forfeited or expired	(782,295)	1.96

Outstanding at December 31, 2008	10,397,903	1.57
Granted	6,518,500	0.47
Exercised	(312,299)	0.37
Forfeited or expired	(7,541,487)	1.67

Outstanding at December 31, 2009	9,062,617	0.73
Granted	3,383,271	2.43
Exercised	(462,063)	1.10
Forfeited	(1,145,780)	1.43

Outstanding at December 31, 2010	10,838,045	$1.17	5.87	$23,679,531

Ending vested and expected to vest at December 31, 2010	10,783,887	$1.17	5.85	$23,595,861

Exercisable at December 31, 2010	6,444,409	$0.80	4.31	$16,495,551

The following table summarizes valuation and exercise information regarding the Company’s stock options:

	Years Ended December 31,
	2008	2009	2010
Intrinsic value of options exercised(1)	$—	$50,000	$816,000
Weighted average fair value of options granted(2)	0.05	0.37	1.57

(1)	The intrinsic value represents the difference between the estimated fair values of the Company’s common stock underlying these options at the dates of exercise and the exercise prices paid.
(2)	The fair values were estimated on the grant dates using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,
	2008	2009	2010
Expected life	5.0-6.08 years	5.0-6.08 years	5.0-6.08 years
Volatility	31.88-36.74%	47.00-48.00%	55.00%-56.00%
Risk free interest rate	1.52-3.46%	1.87-3.21%	1.18%-3.12%
Dividend yield	0%	0%	0%

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—Stock Options (continued)

The Company estimated the expected term of options granted by taking the average of the vesting term and the contractual term of the option. To estimate volatility, management identified a group of publicly-traded peer companies that operate in a similar industry and an estimate was determined based on the average historical volatilities of these peer companies. The risk-free interest rate used was the Federal Reserve Bank’s constant maturities interest rate commensurate with the expected life of the options. The expected dividend yield was zero, as the Company does not anticipate paying a dividend within the relevant time frame.

The following table summarizes information regarding the Company’s stock options outstanding and exercisable at December 31, 2010:

	Options Outstanding			Options Exercisable
Exercise Price	Number	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price
$0.46	6,241,356	5.75	$0.46	4,215,421	$0.46
0.52	50,000	8.64	0.52	28,889	0.52
1.25	1,822,689	1.28	1.25	1,822,689	1.25
1.35	58,000	8.81	1.35	17,456	1.35
1.80	111,500	5.03	1.80	111,375	1.80
1.98	47,000	7.40	1.98	38,519	1.98
2.25	486,500	9.09	2.25	112,062	2.25
2.95	1,879,000	9.65	2.95	49,998	2.95
3.00	94,000	9.82	3.00	—	—
4.61	48,000	0.29	4.61	48,000	4.61

	10,838,045	5.87	$1.17	6,444,409	$0.80

In August 2007, the Company granted an option to purchase 1,350,000 shares of the Company’s common stock at an exercise price of $1.98 per share to an executive officer of the Company. The option was cancelled and repriced at $0.46 as part of the April 2009 repricing. Such option contains a performance requirement with vesting triggered by a liquidity event of the Company and the number of vested shares determined based upon a return multiple as defined in the agreement. No compensation expense will be recognized on this award until the occurrence of a liquidity event, as defined in the agreement.

In March 2009, the Company accepted a promissory note receivable from a non-officer employee in consideration for the exercise of 100,000 fully vested stock options. The promissory note was secured by the underlying shares of common stock. The note receivable, totaling $50,000, bore interest at 3.25% per annum and was due on March 30, 2010. The note receivable was considered a non-recourse note under relevant accounting guidance. Since the note was non-recourse for accounting purposes, the resulting exercise of the stock option was determined to not be substantive. Therefore, the Company did not reflect the exercise of the stock option for accounting purposes in its balance sheet at December 31, 2009. The Company received full payment of this note in April 2010 at which time an exercise was recorded in the Company’s balance sheet.

In December 2010, the Company accepted promissory notes receivable from non-officer employees in consideration for the exercise of 109,223 fully vested stock options that were subject to variable accounting. The promissory notes are secured by the underlying shares of common stock. The notes receivable, totaling $137,000, bear interest at 0.32% per annum and are due upon the first to occur of: (a) December 17, 2012, (b) two hundred

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—Stock Options (continued)

ten (210) days following an initial public offering of the Company’s capital stock, (c) immediately prior to the dissolution or liquidation of the Company or upon a transaction resulting in a change of control, including by merger or by sale of all or substantially all of the Company’s assets, (d) the employee’s termination as an employee or consultant of the Company, or (e) the occurrence of an event of default as defined in the promissory note. The notes receivable are considered to be non-recourse notes under relevant accounting guidance. Since the notes are non-recourse for accounting purposes, the resulting exercises of the stock options have been determined to not be substantive. Therefore, the Company did not reflect the exercise of the stock options for accounting purposes in its balance sheet at December 31, 2010. The notes were outstanding at December 31, 2010. The exercise of the shares through the promissory notes effectively provided for an extension of the term of each award for a period of up to two years, resulting in a substantive modification under relevant accounting guidance. Variable accounting for these awards ceased, and the modification did not have a material impact on the financial statements.

NOTE 11—Employee Benefit Plan

The Company offers a qualified 401(k) defined contribution plan to substantially all of the Company’s employees. Eligible employees may contribute up to 15% of their pretax annual compensation, up to the amount allowed pursuant to the Internal Revenue Code. In 2008, 2009 and 2010, the Company matched 50% of each dollar of employee contribution, up to a maximum match of three percent of the employee’s compensation. The Company’s contributions to the 401(k) plan for the years ended December 31, 2008, 2009 and 2010 were $282,000, $340,000 and $388,000, respectively, which were recognized as expense in the consolidated statements of operations.

NOTE 12—Related Party Transactions

In the ordinary course of business, certain investors in the Company are also trade customers. Revenues earned from these related parties for the years ended December 31, 2008, 2009 and 2010 were included in Network Transactions revenue and were $1,720,000, $1,580,000 and $1,722,000, respectively. There were no expenses incurred from these related parties for the years ended December 31, 2008 or 2009. There were $4,000 of expenses incurred for services from these related parties in the year ended December 31, 2010.

Accounts receivable with respect to these related parties under these arrangements were $233,000 and $230,000 as of December 31, 2009 and 2010, respectively. There were no amounts payable with respect to these parties as of December 31, 2009 and 2010.

During 2008, the Company also issued warrants to purchase an aggregate of 400,000 shares of common stock to a private company. Two of the founders of such company are also investors in the Company and one of whom serves on the Company’s board of directors. The warrants are outstanding as of December 31, 2010, but are unvested and will remain unvested until certain performance requirements under the arrangement are met.

NOTE 13—Segment Information

The Company has concluded that it operates in one industry—mortgage related software and services. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis. Accordingly, the Company has determined that it has a single reporting segment and operating unit structure, specifically technology-enabled solutions to help streamline and automate the mortgage origination process for its network participants.

Ellie Mae, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—Segment Information (continued)

For enterprise-wide disclosure, we are organized primarily on the basis of service lines. Supplemental disclosure of revenue by service type is as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Software and services	$23,683	$29,195	$33,880
Network transaction (including related parties)	9,890	8,512	9,354

Total	$33,573	$37,707	$43,234

NOTE 14—Subsequent event

On January 3, 2011, the Company acquired substantially all of the assets of Mortgage Pricing System, LLC (“MPS”) for cash of $1.0 million. MPS is a developer of sophisticated pricing solutions for mortgage lenders. As a result of this acquisition, the Company has added product and pricing services to its Encompass software. The Company is currently evaluating the impact of this acquisition on the Company’s future financial statements.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders

Mavent Holdings Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Mavent Holdings Inc. and Subsidiary (the Company) as of December 31, 2008 and December 11, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2008 and for the period ended December 11, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mavent Holdings Inc. and Subsidiary as of December 31, 2008 and December 11, 2009, and the consolidated results of its operations and its cash flows for the year ended December 31, 2008 and for the period ended December 11, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Haskell & White LLP

HASKELL & WHITE LLP

March 8, 2010

Irvine, California

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Consolidated Balance Sheets

	December 31, 2008	December 11, 2009
Assets
Current assets:
Cash	$11,531	$47,140
Trade accounts receivable, net of allowance for doubtful accounts of $95,520 and $202,300 as of December 31, 2008 and December 11, 2009, respectively	399,243	322,179
Prepaid expenses and other assets	149,797	124,898

Total current assets	560,571	494,217
Property and equipment, net	867,850	320,546
Other assets	44,929	3,724

Total assets	$1,473,350	$818,487

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$205,528	$399,619
Unearned revenue	4,165	62,397
Accrued payroll liabilities	331,848	—
Other liabilities	2,750	2,155
Short-term debt	350,000	—
Current portion of capital lease obligations	24,415	27,552

Total current liabilities	918,706	491,723
Capital lease obligations, net of current portion	37,988	12,596

Total liabilities	956,694	504,319

Commitments and contingencies (Notes 3, 4, 6 and 7)

Stockholders’ equity:
Convertible Series C-2 preferred stock, $0.001 par value. Authorized 1,088,000 shares; issued and outstanding 106,713 shares in 2008 and 2009.	1,199,807	1,429,266
Convertible Series C-1 preferred stock, $0.001 par value. Authorized 2,000,000 shares; issued and outstanding 1,578,129 shares in 2008 and 2009.	8,062,280	8,510,265
Convertible Series B preferred stock, $0.001 par value. Authorized 1,023,750 shares; issued and outstanding 1,000,000 shares in 2008 and 2009.	6,005,965	6,289,836
Convertible Series A-1 preferred stock, $0.001 par value. Authorized, issued, and outstanding 843,794 shares in 2008 and 2009.	5,160,712	5,387,810
Convertible Series A preferred stock, $0.001 par value. Authorized, issued, and outstanding 1,898,544 shares in 2008 and 2009.	7,749,428	8,090,430
Common stock, $0.001 par value. Authorized 19,945,912 shares in 2008 and 2009; issued and outstanding 3,128,352 and 3,124,323 shares in 2008 and 2009, respectively	2,967	3,125
Additional paid-in capital	—	481,403
Accumulated deficit	(27,664,503)	(29,877,967)

Total stockholders’ equity	516,656	314,168

Total liabilities and stockholders’ equity	$1,473,350	$818,487

See accompanying notes to consolidated financial statements.

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Consolidated Statements of Operations

	For the Year Ended December 31, 2008	For the Period Ended December 11, 2009
Net sales	$3,470,003	$3,593,537

Costs and expenses:
Cost of sales	3,712,270	2,767,262
Impairment charge	169,265	95,388
Selling, general, and administrative expenses	3,052,001	2,275,805
Research and development expenses	782,072	558,406

	7,715,608	5,696,861

Operating loss	(4,245,605)	(2,103,324)
Interest income (expense), net	(11,567)	(110,140)

Net loss	$(4,257,172)	$(2,213,464)

See accompanying notes to consolidated financial statements.

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

	Series C-2 Preferred stock		Series C-1 Preferred stock		Series B Preferred stock		Series A-1 Preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	104,713	$556,962	1,380,129	$6,651,402	1,000,000	$5,705,965	843,794	$4,920,712
Exercise of stock options	—	—	—	—	—	—	—	—
Current year vesting of restricted stock	—	—	—	—	—	—	—	—
Forfeitures of restricted stock	—	—	—	—	—	—	—	—
Issuance of preferred stock, net of offering costs	2,000	10,000	198,000	972,103	—	—	—	—
Accretion of preferred stock redemption value	—	632,845	—	438,775	—	300,000	—	240,000
Stock-based compensation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2008	106,713	1,199,807	1,578,129	8,062,280	1,000,000	6,005,965	843,794	5,160,712
Exercise of stock options	—	—	—	—	—	—	—	—
Current year vesting of restricted stock	—	—	—	—	—	—	—	—
Forfeitures of restricted stock	—	—	—	—	—	—	—	—
Capital contributions	—	—	—	—	—	—	—	—
Accretion of preferred stock redemption value	—	229,459	—	447,985	—	283,871	—	227,098
Net loss	—	—	—	—	—	—	—	—

Balance at December 11, 2009	106,713	$1,429,266	1,578,129	$8,510,265	1,000,000	$6,289,836	843,794	$5,387,810

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity (continued)

	Series A Preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total Stockholders’ equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2007	1,898,544	$7,389,428	3,126,047	$2,792	$—	$(21,463,591)	$3,763,670
Exercise of stock options	—	—	10,500	10	515	—	525
Current year vesting of restricted stock	—	—	—	165	8,010	—	8,175
Forfeitures of restricted stock	—	—	(8,195)	—	—	—	—
Issuance of preferred stock, net of offering costs	—	—	—	—	—	—	982,103
Accretion of preferred stock redemption value	—	360,000	—	—	(27,880)	(1,943,740)	—
Stock-based compensation	—	—	—	—	19,355	—	19,355
Net loss	—	—	—	—	—	(4,257,172)	(4,257,172)

Balance at December 31, 2008	1,898,544	7,749,428	3,128,352	2,967	—	(27,664,503)	516,656
Exercise of stock options	—	—	13,750	14	674	—	688
Current year vesting of restricted stock	—	—	—	144	7,073	—	7,217
Forfeitures of restricted stock	—	—	(17,779)	—	—	—	—
Capital contributions	—	—	—	—	2,003,071	—	2,003,071
Accretion of preferred stock redemption value	—	341,002	—	—	(1,529,415)	—	—
Net loss	—	—	—	—	—	(2,213,464)	(2,213,464)

Balance at December 11, 2009	1,898,544	$8,090,430	3,124,323	$3,125	$481,403	$(29,877,967)	$314,168

See accompanying notes to consolidated financial statements.

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2008	For the Period Ended December 11, 2009
Cash flows from operating activities:
Net loss	$(4,257,172)	$(2,213,464)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	684,966	480,575
Impairment charge	169,265	95,388
Gain on sale of assets	(1,775)	—
Share-based compensation	27,528	7,217
Changes in operating assets and liabilities:
Trade accounts receivable	433,835	77,063
Prepaid expenses and other assets	46,875	66,104
Accounts payable and accrued liabilities	(120,214)	194,091
Unearned revenue	(16,668)	58,232
Accrued payroll liabilities	2,342	(331,848)
Other liabilities	(4,152)	(595)

Net cash used in operating activities	(3,035,170)	(1,567,237)

Cash flows from investing activities:
Purchases of property and equipment	(25,236)	(28,658)

Net cash used in investing activities	(25,236)	(28,658)

Cash flows from financing activities:
Proceeds from exercise of stock options	525	688
Proceeds from issuance of preferred stock	1,000,000	—
Costs related to preferred stock offering	(17,897)	—
Payments on short-term debt	—	(2,000,000)
Proceeds from short-term debt	350,000	1,650,000
Proceeds from capital contributions	—	2,003,071
Payments of capital lease obligations	(15,428)	(22,255)

Net cash provided by financing activities	1,317,200	1,631,504

Net (decrease) increase in cash	(1,743,206)	35,609
Cash at beginning of year/period	1,754,737	11,531

Cash at end of year/period	$11,531	$47,140

See accompanying notes to consolidated financial statements.

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1—Basis of Presentation and Summary of Significant Accounting Policies and Practices

Description of the Company and its Business

Mavent Holdings Inc. (Mavent or the Company), a Delaware corporation, was incorporated on February 22, 2000 as Mavent Inc. The name of the Company was changed from Mavent Inc. to Mavent Holdings Inc. on December 29, 2003 by an amendment filed with the Secretary of State of Delaware. Mavent provides regulatory compliance solutions for the financial services industry. The Company has developed the Mavent Expert System, which is an automated compliance system that has the ability to review loan files in a residential mortgage lender’s production pipeline prior to funding or an investor’s pool of whole loans for compliance with applicable federal, state, and local laws, rules, and regulations. The Company is headquartered in California and has a sales office in New York (closed in September 2009). The Company’s revenue is solely derived from the mortgage industry; including lenders in the subprime mortgage market (see Note 7). The Company’s financial condition, results of operations, and liquidity are affected by the concentration in this industry.

Sale of Company

Effective September 15, 2009, the Company laid off 31 employees that accounted for approximately 90% of its workforce, as a result of difficulties in the financial and credit markets and cash constraints experienced by the Company. Subsequent to this date, approximately 60% of the Company’s workforce was hired back as independent contractors on a temporary basis.

In November 2009, the Company entered into an agreement to sell the Company with Ellie Mae, Inc. (Ellie Mae). Ellie Mae paid the Company $500,000 in cash to cover the Company’s acquisition costs including a partial payment of $176,200 on the outstanding $2,000,000 bridge loan. Financial Technology Ventures, L.P. (FTV), a significant investor in the Company, paid off the remaining bridge loan balance, plus interest, totaling $1,826,871. FTV received 100,000 shares of Ellie Mae common stock in exchange for such payment. Both the $176,200 and $1,826,871 payments are recorded as capital contributions for the period ended December 11, 2009. The Company’s stockholders are to receive 20% of revenues in excess of $3,600,000 in 2010, 2011, and 2012 on specified products and services as the main consideration for this acquisition. The sale of the Company was effective December 11, 2009.

Going Concern

As shown in the accompanying consolidated financial statements, the Company incurred a net loss of $2,213,464 during the period ended December 11, 2009. For the period ended December 11, 2009, the Company incurred negative cash flows from operations of $1,567,237. On December 11, 2009, management and the board of directors completed the agreement to sell the Company to Ellie Mae which has sufficient capital to fund the operations of the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of Mavent Holdings Inc. and its wholly-owned subsidiary Mavent Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Note 1—Basis of Presentation and Summary of Significant Accounting Policies and Practices (continued)

Revenue Recognition

The Company generates revenue in several ways in accordance with a signed contract with each customer. Primarily, the Company charges its customers fees based upon loan review activity through the Company’s compliance engine. Revenue is recognized in the month in which services are performed and customers are billed monthly. Revenue is reduced for estimated contractually obligated price adjustments which may occur subsequent to the month in which services are performed. To a lesser extent, the Company earns revenue from monthly contract minimum commitments, which are recognized in the month of the minimum volume commitment shortfall. In addition, the Company provides professional services related to automating regulatory compliance. Professional services are recognized in the month in which services are performed unless they are performed in connection with automated loan compliance services, in which case they are recognized over the contract period.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and other highly liquid investments with original maturities of 90 days or less from the date of purchase.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment are computed using the straight-line method over the following estimated useful lives:

Furniture, fixtures, and equipment	5 to 7 years
Leasehold improvements	Lesser of 5 years or lease term
Computers and software	3 to 5 years

Maintenance and repairs are charged directly to expense as incurred. Additions and improvements to property and equipment are capitalized at cost.

Capitalized software costs are comprised of purchased software and internal software development costs. In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (ASC) Topic 350-40, Internal Use Software, the Company capitalizes qualifying computer software costs which are incurred during the application development stage and amortizes them over the software’s estimated useful life.

Impairment of Long-Lived Assets

In accordance with the ASC Topic 360-10-35 regarding impairment or disposal of long-lived assets, such as property and equipment, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Note 1—Basis of Presentation and Summary of Significant Accounting Policies and Practices (continued)

Impairment of Long-Lived Assets (continued)

depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets. During 2008, the Company recorded an impairment charge of $169,265 for leasehold improvements and equipment that were abandoned and for furniture that was sold for less than its carrying value when the Company reduced its office space at the end of its lease term in 2008.

In connection with the Company’s lease termination in December 2009, an impairment charge of $22,545 was also recorded in the consolidated statement of operations for the period ended December 11, 2009 for similar abandonments and for furniture that was sold for less than its carrying value in 2010.

As of December 11, 2009, management determined the Company’s capitalized software was impaired as the carrying value exceeded the sum of undiscounted cash flows attributable to this asset. Accordingly, the fair value was determined to be less than the carrying value and an impairment charge of $72,843 was recorded in the consolidated statement of operations for the period ended December 11, 2009. The fair value of the capitalized software was determined based on an independent valuation obtained by the Acquirer in connection with the acquisition of the Company as described in Note 1—Sale of Company.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company recognizes all stock-based compensation as an expense in the financial statements and such costs are measured at the fair value of the award. For stock-based awards granted, the Company recognizes compensation expense based upon estimated grant date fair value using the Black-Scholes option pricing model.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes these estimates and assumptions are adequate, actual results could differ from the estimates and assumptions used.

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Note 1—Basis of Presentation and Summary of Significant Accounting Policies and Practices (continued)

Recent Accounting Pronouncements

In June 2009, the FASB issued ASC Topic 105, Generally Accepted Accounting Principles. This statement modifies the GAAP hierarchy by establishing only two levels of GAAP, authoritative and non-authoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification, also known collectively as the “Codification,” is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. The Company has adopted ASC Topic 105 prospectively beginning in the second quarter of fiscal 2009, resulting in no material impact on the Company’s consolidated financial statements.

In May 2009, FASB issued ASC 855-10-05 through ASC 855-10-55, Subsequent Events (ASC 855-10), which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. ASC 855-10-25, Recognition requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date. Subsequent events that provide information about conditions that did not exist at the balance sheet date shall not be recognized in the financial statements under ASC 855-10. ASC 855-10 was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted ASC 855-10 on June 30, 2009, and the adoption did not have a material impact on the Company’s financial position or results of operations.

Subsequent Events

The Company has evaluated subsequent events through March 8, 2010, the date which these financial statements were available to be issued.

Note 2—Property and Equipment

Property and equipment consist of the following at:

	December 31, 2008	December 11, 2009
Furniture, fixtures, and equipment	$488,585	$481,786
Computer hardware	672,110	680,769
Computer software	3,235,606	2,895,606

	4,396,301	4,058,161
Less accumulated depreciation and amortization	(3,528,451)	(3,737,615)

	$867,850	$320,546

Note 3—Short-Term Debt

In November 2008, the Company obtained a bridge loan from a bank for $1,000,000, of which approximately $350,000 had been advanced as of December 31, 2008. Additional borrowings are permitted up to February 15, 2009. The maturity date of the loan was March 1, 2009, at which time the borrowed principal balance and all accrued and unpaid interest was to be due in full. The bridge loan requires interest only payments

MAVENT HOLDINGS INC.

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Notes to Consolidated Financial Statements (continued)

Note 3—Short-Term Debt (continued)

on the amounts advanced through the maturity date. The interest rate is the greater of one percentage point above the bank’s prime rate, or 5.0%, which is payable monthly. The interest rate at December 31, 2008 was 5%. The bridge loan is guaranteed by FTV, a significant investor in the Company and secured by the Company’s tangible and intangible property, except for its intellectual property. This bridge loan agreement was amended in March 2009, which increased the borrowing amount to $2,000,000 and extended the maturity date to December 31, 2009. The outstanding borrowing was paid in full on December 11, 2009 by FTV and the Acquirer as described in Note 1—Sale of Company.

Note 4—Stockholders’ Equity

Stock Option Plan

In February 2003, the Company adopted the Mavent Inc. 2003 Stock Option and Restricted Stock Purchase Plan (the 2003 Plan) and authorized up to 595,864 shares to be issued under the 2003 Plan. On February 1, 2006, the board of directors increased the authorized shares to be issued under the 2003 Plan to 1,033,263. The 2003 Plan provides for the grant by the Company of options or restricted stock to key employees, directors, and consultants. The 2003 Plan is to be administered by a committee appointed by the board of directors (the Committee). The Committee has discretion, subject to the terms of the 2003 Plan, to select the persons entitled to receive options or restricted stock under the 2003 Plan, the terms and conditions on which options or restricted stock are granted, the exercise price, the time period for vesting such shares, the number of shares thereto, and whether such options shall qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code or “nonqualified stock options.”

In August 2007, the Company adopted the 2007 Stock Incentive Plan (2007 Plan) and suspended the previous 2003 Plan so that no additional options or other awards may be granted under the 2003 Plan.

Under the terms of the 2007 Plan, the administrator of the 2007 Plan is either the board of directors or a committee appointed by the board comprising members of the board (the Administrator). The Administrator of the 2007 Plan has the discretion, subject to the terms of the 2007 Plan to, among other things, select participants, and determine the type(s) of award(s) that they are to receive and determine the number of shares that are subject to awards and the terms and conditions of the awards, including the price, if any, to be paid for the shares or the awards. Persons eligible to receive awards under the 2007 Plan include employees, directors, and consultants. The types of awards that may be granted under the 2007 Plan include stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, or other rights or benefits under the 2007 Plan. Under the terms of the 2007 Plan, the exercise price for the incentive stock option (ISOs) and the non-qualified stock options (NQSOs) may not be less than the FMV on the date of grant. For ISOs, the exercise price may not be less than 110% of the fair market value of a share of common stock on the grant date for any individual who, at the time of the grant of such option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company. With regards to the sale of shares of common stock and other awards issued under the 2007 Plan, the per share price shall be determined by the Administrator. Stock options granted under the 2007 Plan and the 2003 Plan generally become exercisable over periods of one to four years and expire not more than 10 years from the date of grant.

The maximum aggregate number of shares which may be issued pursuant to all awards is 2,300,000 shares of common stock. The shares may be authorized, but unissued or reacquired common stock. The Company currently uses authorized and unissued shares to satisfy share award exercises.

MAVENT HOLDINGS INC.

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Notes to Consolidated Financial Statements (continued)

Note 4—Stockholders’ Equity (continued)

Stock Option Plan (continued)

At December 31, 2008, additional shares available for the Company to grant under the 2007 Plan were 1,190,834. The fair value of each option award in 2008 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no expected dividend yield, expected volatility of 42.18%, risk free interest rate of 2.37% which is based on the U.S. Treasury yield curve in effect at the time of grant, and an expected term of 10 years. The weighted average grant date fair value of options granted during 2008 was $.03. No compensation expense for stock options was recorded during the period ended December 11, 2009.

At December 11, 2009, both the 2007 Plan and 2003 Plan were terminated upon the completion of the sale of the Company. All outstanding vested and unvested stock options were cancelled.

Stock option activity for the 2003 Plan and 2007 Plan during the period indicated is as follows:

	Number of Shares Under Option	Weighted Average Exercise Price
Balance at January 1, 2009	426,639	$0.05
Granted, at fair market value	—	—
Exercised	(13,750)	0.05
Cancelled	(412,889)	0.05

Balance at December 11, 2009	—	$—

Exercisable at December 11, 2009	—	$—

During 2007, 1,002,361 shares of restricted stock were awarded to employees for a total estimated fair value of $50,118. The weighted average grant date fair value for restricted stock awarded during 2007 was $0.05. As of December 31, 2008 and December 11, 2009, 832,035 and 976,387 shares subject to restricted stock awards had vested, respectively. Stock compensation expense of $8,175 and $7,217 was recorded in 2008 and 2009, respectively, relating to these restricted stock awards. In connection with the sale of the Company, all outstanding, unvested restricted stock awards immediately vested on December 11, 2009.

Preferred Stock and Warrant Purchase Agreement

In March 2003, the Company authorized for issuance 3,375,188 shares of preferred stock, of which, 1,898,544 shares are designated as Series A, 843,794 shares are designated as Series A-1, and 632,847 shares are designated as Series A-2. The rights and preferences of this issuance were later amended in conjunction with the Series C preferred stock issuance in 2006.

In conjunction with this preferred stock authorization, the Company entered into the Series A Preferred Stock and Warrant Purchase Agreement with FTV. Under this FTV agreement, the Company issued 949,272 shares of its Series A Preferred Stock for $3.16 per share for total gross proceeds of $3,000,000. Along with these shares, the Company issued a warrant to FTV (FTV Warrant 1). If FTV exercises the FTV Warrant 1 prior to its first anniversary date, FTV may purchase up to 421,898 shares of Series A-1 Preferred Stock at $4.74 per share for a total purchase price of $2,000,000. If FTV exercises the FTV Warrant 1 after its first anniversary date, FTV may purchase up to 316,423 shares of Series A-2 Preferred Stock at $6.32 per share for a total purchase price of $2,000,000.

MAVENT HOLDINGS INC.

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Notes to Consolidated Financial Statements (continued)

Note 4—Stockholders’ Equity (continued)

Preferred Stock and Warrant Purchase Agreement (continued)

On October 20, 2003, the Company met certain provisions in the agreement which required FTV to purchase an additional 949,272 shares of Series A Preferred Stock at $3.16 per share for a total purchase price of $3,000,000. At that time, FTV received another warrant (FTV Warrant 2) with the same terms as FTV Warrant 1.

On February 29, 2004, FTV exercised its FTV warrants for the purchase of 843,797 shares of Series A Preferred Stock at $4.74 per share for a total purchase price of $4,000,000.

In May 2005, the Company authorized for issuance of 1,000,000 shares of Series B Preferred Stock. The original rights and preferences of this issuance were later amended in conjunction with the Series C preferred stock issuance in 2006.

In conjunction with this preferred stock authorization, the Company entered into the Series B Preferred Stock Purchase Agreement with FTV and common stockholders. In May and July 2005, under this agreement, the Company issued 1,000,000 shares of its Series B Preferred Stock for $5.00 per share for total gross proceeds of $5,000,000.

In March 2006, the Company authorized for issuance an additional 23,750 shares of Series B Preferred Stock. In conjunction with this preferred stock authorization, the Company issued warrants to purchase up to 23,750 shares of the Company’s Series B Preferred Stock for $5.00 per share. These warrants contain a cashless exercise provision and expire seven years from the issue date. The Company previously recorded $69,640 in interest expense relating to these warrants. On December 11, 2009, these warrants were terminated upon the completion of the sale of the Company.

In September 2006, the Company authorized for issuance 3,088,000 shares of Series C Preferred Stock, of which, 2,000,000 shares are designated as Series C-1 and 1,088,000 are designated as Series C-2. Since no shares of Series A-2 were ever issued, these shares are no longer authorized for issuance. In addition, the Company amended all prior rights and preferences of Preferred Stock Series A, A-1 and B so that they are the same as the Series C.

The Company’s preferred stock is redeemable at the option of the holder after three years from the original issuance date of September 6, 2006 for an amount per share equal to the following redemption price: (i) the original issue price for each such series of preferred stock, plus (ii) all accrued and unpaid dividends on such share, plus (iii) the number of shares of common stock that would have been issued upon the conversion of such preferred stock if the preferred stock had been converted at the then applicable conversion rate and in the case of Series C-2, an additional $7.50 per share. The redemption request can be made by the holders of a majority of the then outstanding shares of preferred stock.

The Company’s preferred stock is convertible into common and the Series C-2 Preferred Stock shall be converted into Series C-1 Preferred Stock either optionally or automatically. At the option of the holder, each share of preferred stock shall be convertible at any time prior to the date fixed for redemption. The conversion rate (Conversion Rate) is determined by dividing the original issue price by the corresponding conversion price that is in effect at the time of conversion, see conversion price details below. Initially, these common share equivalents are as follows: 1.26 for Series A, 1.90 for Series A-1, and 2.00 for Series B, C-1, and C-2. Each share of preferred stock shall be automatically converted into one share of common stock upon the closing of a public offering meeting specified terms or upon the consent of a majority of the preferred stockholders.

MAVENT HOLDINGS INC.

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Notes to Consolidated Financial Statements (continued)

Note 4—Stockholders’ Equity (continued)

Preferred Stock and Warrant Purchase Agreement (continued)

Upon an automatic conversion, the shares of preferred stock shall be converted into the number of shares of common stock, that results from dividing the original issue price applicable to such preferred stock series by the conversion price that is in effect at the time of conversion plus the number of shares of common stock (Participation Shares) equal to the original issue price plus all accrued and unpaid dividends divided by the fair market value price per share/initial public offering price, provided, however, that the Company may, in lieu of Participation Shares, pay to such holder cash equal to the original issue price for such share plus all accrued unpaid dividends on such share, plus solely with respect to shares of Series C-2 Preferred Stock, a number of shares of common stock equal to $7.50 divided by then fair market value price per share/initial public offering price, provided, however, that the Company may, in lieu of additional shares of common stock, pay to such holder cash equal to $7.50 for each share of Series C-2 Preferred Stock.

The preferred stockholders have a liquidation preference over the common stockholders for an amount equal to the original preferred stock issue price applicable to the shares of such series of preferred stock plus all accrued but unpaid dividends on such shares. The holders of each share of Series C-2 Preferred Stock then outstanding shall be entitled to be paid prior and in preference to any payment on any shares of common stock an amount equal to $7.50 per share. Any remaining funds or assets after payment of the above shall be distributed among the holders of the then outstanding common and preferred stock pro rata according to the number of shares of common stock held by each holder, treating all preferred shares as if they have been converted to common.

The holders of the Company’s preferred stock are entitled to the same voting rights as the common stockholders.

Dividends are cumulative and paid at a per share per annum rate as follows: $0.30 rate for Series C-2, C-1 and B, $0.28443 for Series A-1 and $0.18962 for Series A. Before any dividends can be paid to the holders of the Company’s common stock, the full amount of any accrued and unpaid cumulative dividends on the preferred stock must be paid.

In conjunction with this preferred stock authorization, the Company entered into the Series C Preferred Stock Purchase Agreement with FTV. In September and November 2006, under this agreement, the Company issued 1,182,968 shares of its Series C-1 Preferred Stock for $5.00 per share for total gross proceeds of $5,914,840.

Under the terms of this agreement the common stockholders were granted an opportunity to participate in the Series C Preferred Stock issuance financing by purchasing shares of Series C-2 Preferred Stock determined by multiplying such stockholders pro rata share by the total number of shares of Series C Preferred Stock authorized for sale. Three stockholders participated and purchased 17,032 shares of Series C-2 Preferred Stock for $5.00 per share for total gross proceeds of $85,160.

In September 2006, in connection with the Series C Preferred Stock issuance, the Company’s board of directors declared a special dividend to common stockholders whereby one share of Series C-2 stock was issued for every 25 shares of common stock held by such stockholder as of November 13, 2006. As a result, 84,842 shares of Series C-2 were granted to common stockholders.

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Note 4—Stockholders’ Equity (continued)

Preferred Stock and Warrant Purchase Agreement (continued)

In July 2007, the Company issued additional shares of Preferred Stock under the terms of the Series C Preferred Stock Purchase Agreement. The Company issued 197,161 shares of Series C-1 Preferred Stock for $5.00 per share for total gross proceeds of $985,805 and 2,839 shares of Series C-2 Preferred Stock for $5.00 per share for gross proceeds of $14,195.

In July and August 2008, the Company issued additional shares of Preferred Stock under the terms of the Series C Preferred Stock Purchase Agreement. The Company issued 198,000 shares of Series C-1 Preferred Stock for $5.00 per share for total gross proceeds of $990,000 and 2,000 shares of Series C-2 Preferred Stock for $5.00 per share for gross proceeds of $10,000.

Note 5—Income Taxes

The Company recorded no provision for income taxes for the year ended December 31, 2008 and for the period ended December 11, 2009 as the Company was at a tax loss for those periods.

At December 31, 2008 and December 11, 2009, net deferred tax assets of approximately $9,700,000 and $10,400,000, respectively, are primarily the result of net operating loss (NOL) carryforwards. The Company’s federal and state NOLs at December 11, 2009 of approximately $25,400,000 and $30,300,000 begin expiring in 2021 and 2011, respectively. A valuation allowance has been established to fully reserve for the deferred tax assets and is the primary difference between the Company’s expected income tax expense (benefit) and actual income tax expense. The NOL carryforwards may be subject to certain limitations, including Section 382 and Separate Limitation Year Return. The ultimate realization of the NOL carryforwards is dependent upon the Company obtaining future taxable earnings. The valuation allowance increased by approximately $2,200,000 in 2008 and $700,000 in 2009 due to the increase in federal and state NOLs.

Note 6—Commitments and Contingencies

Leases

During 2008 and 2009, the Company leased certain office space and equipment under noncancelable operating leases. The lease for the office space was terminated in December 2009 as part of the sale of the Company. As part of the lease termination, a payment of $175,182 was paid to the landlord by Ellie Mae. Ellie Mae entered into a new lease for part of the space with the landlord, expiring in January 1, 2012. The equipment leases were assigned to Ellie Mae. Rental expense for operating leases during 2008 and 2009 was $407,513 and $376,642, respectively. During 2008, the Company subleased part of its office space. Rental expense was reduced by sublease rental income of $13,104 in 2008. This sublease expired in February 2008.

At December 11, 2009, the Company had $88,722 in computer software and $40,307 in accumulated depreciation recorded under capital leases that were included in property and equipment.

MAVENT HOLDINGS INC.

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Notes to Consolidated Financial Statements (continued)

Note 6—Commitments and Contingencies (continued)

Leases (continued)

Future annual minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and under capital leases as of December 11, 2009 are:

	Capital leases	Operating leases
Year ending December 31:
2010	$33,844	$105,214
2011	10,413	108,360
2012	—	2,610

Total minimum lease payments	44,257	$216,184

Less amount representing executory costs	—

Net minimum lease payments	44,257
Less amount representing interest at 13%	(4,109)

Present value of net minimum lease payments	40,148
Less current obligations under capital leases	(27,552)

Obligations under capital leases, excluding current	$12,596

License Agreements

In October 2007, the Company entered into a licensing and maintenance agreement with Hudson Cook, LLP and its affiliate CounselorLibrary.com LLC, (Hudco), whereby Hudco will review and update the Company’s licensing and compliance documentation matrices and provide access to a database of federal and state laws and regulations applicable to mortgage lending in the United States. Hudco will also maintain the database to ensure it is updated for any changes in the laws and regulations. This agreement replaces a previous agreement with Hudco which expired on December 31, 2006. The term of this new agreement is for five years commencing on January 1, 2007. Under the terms of this agreement, the Company will pay Hudco maintenance service fees equal to 5% of the first $5,000,000 of the Company’s annual revenues, as defined in the agreement, plus 1% of the Company’s annual review revenues in excess of $5,000,000. In addition, the Company was obligated to make a one time payment of an additional $50,000 prior to December 31, 2008 and will be charged for other services that do not fall under the scope of maintenance service fees. This $50,000 payment was paid in 2009. The Company incurred $140,485 and $141,053 in maintenance service fees under this agreement during 2008 and 2009, respectively.

In June 2009, the Company amended a software license agreement with Pitney Bowes Software, which allows for the Mavent Expert System to validate the address and county of a given property, and to apply the appropriate county’s high cost limits to the compliance review. The amended agreement extended the term through June 2012. The initial license fee of $20,000 has been capitalized and is being amortized over the three year term. The agreement also contains a $25,000 annual maintenance/subscription fee. Payments for the license fee and maintenance/subscription fee are due in six equal monthly payments of $7,500 commencing July 1, 2009 and then eight equal quarterly payments of $6,250 commencing June 30, 2010.

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Note 6—Commitments and Contingencies (continued)

Compliance Warranty

The Company provides its customers with a “Compliance Warranty” for its regulatory compliance solutions. This contractual responsibility limits the Company’s liability to reimbursement for losses incurred by a customer due to fines, penalties, or judgments imposed or levied upon a customer as a result, solely, of a violation of a specific law, rule, or regulation resulting from an error in the Company’s compliance review. The Company’s maximum exposure is limited under its service agreements to the greater of the total service fees paid by a customer to the Company for base services during a specified period preceding the relevant claim, typically six to twelve months, or a specified dollar amount ranging from $1.0 million to $5.0 million. The Company has not historically incurred any such claims. Since this type of product is new to the market, management is unaware of any historical industry data to actuarially project frequency or severity. The Company maintains a total of $5 million in professional liability insurance coverage with a $10,000 deductible through December 11, 2009. Management believes this will be adequate to cover potential future claims, if any. Therefore, no accrual has been made for this contingent liability.

Litigation

The Company has been involved in an employment matter arising in the ordinary course of business. This matter was settled in September 2008 and paid in October 2008.

Note 7—Business and Credit Concentrations

The Company’s customers are concentrated in the financial services industry, as the Company’s product evaluates residential mortgage loans for regulatory compliance. The financial services industry has been affected by credit concerns, mainly in the areas of consumer real estate and residential construction, declining interest rates, tightened liquidity, and a slowing economy. These factors have resulted in continued lower levels of earnings and stock prices of financial institutions, industry consolidation, and regulatory take over of several financial institutions.

The Company’s accounts receivable are due primarily from customers in the United States and are typically unsecured. Management specifically analyzes the accounts receivable balances, historical bad debts, customer credit worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

The Company had five customers that accounted for 71% and 63% of net sales in 2008 and 2009, respectively. One customer accounted for approximately 40% of net sales in 2008 and 2009.

At December 31, 2008, 70% of the trade accounts receivable balance was due from seven customers. At December 11, 2009, 54% of the trade accounts receivable balance was due from six customers.

The Company maintains its cash accounts in a commercial bank. Cash on deposit was fully insured by the FDIC.

MAVENT HOLDINGS INC.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Note 8—Retirement Savings Plan

Substantially all employees are eligible to participate in the Company’s defined contribution savings plan qualified under Section 401(k) of the Internal Revenue Code. Participating employees may defer a portion of their earnings up to the Internal Revenue Service annual contribution limit. The Company did not make any matching contributions to the plan for the years ended December 31, 2008 and for the period ended December 11, 2009. At December 11, 2009, this plan was terminated upon the completion of the sale of the Company.

Note 9—Supplemental Disclosure of Cash Flow Information

	2008	2009
Interest paid	$23,629	$111,489
Income taxes paid	3,744	1,890
Noncash financing activities:
Accretion of preferred stock redemption value	1,971,620	1,529,415
Computer hardware purchased under capital lease	86,080	—

             Shares

Ellie Mae, Inc.

Common Stock

Prospectus

                    , 2011

Barclays Capital

William Blair & Company

Piper Jaffray

Morgan Keegan

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by Ellie Mae.

Item	Amount
SEC registration fee		$6,150
FINRA filing fee		9,125
Initial New York Stock Exchange listing fee		146,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees		*
Blue Sky fees and expenses		*
Miscellaneous Fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriters of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, we made sales of the following unregistered securities:

1.	On March 7, 2011, we issued and sold 75,000 shares of common stock to our chief executive officer at a purchase price of $1.22 per share upon his exercising a stock purchase right pursuant to that short-term purchase right agreement dated April 29, 2010.

2.	On March 1, 2011, we issued and sold 15,000 shares of common stock to our chief technology officer at a purchase price of $1.22 per share upon his exercising a stock purchase right pursuant to that short-term purchase right agreement dated April 29, 2010.

3.	On April 15, 2010, we issued and sold 75,000 shares of our common stock to a former employee at a purchase price of $1.25 per share and 45,000 shares of our common stock to our former chief operating officer at a purchase price of $1.22 per share upon the exercise of short term purchase rights.

4.	On December 11, 2009, we issued 99,410 shares of our common stock to Financial Technology Ventures II, L.P. and 590 shares of our common stock to Financial Technology Ventures II (Q), L.P. as partial consideration for our acquisition of Mavent Holdings Inc.

5.	On September 30, 2008, we issued a warrant to purchase up to 400,000 shares of our common stock at an exercise price of $1.98 per share to New Casa 188, LLC (currently known as SavingStreet, LLC). This warrant may only be exercised at any time after we have received an aggregate of $5.0 million pursuant to a strategic relationship agreement between us and New Casa 188, LLC and prior to the termination date of the warrant, which is December 31, 2012.

6.	Since December 31, 2007, we have granted stock options to purchase an aggregate of 10,215,771 shares of our common stock at exercise prices ranging from $0.46 to $4.61 per share to a total of 200 employees, consultants, officers and directors under our 1999 Plan and our 2009 Plan.

7.	Since December 31, 2007, we have issued and sold an aggregate of 872,862 shares of our common stock to employees, consultants and directors at prices ranging from $0.25 to $1.80 per share pursuant to exercises of stock options granted under our 1999 Plan and our 2009 Plan.

8.	Since December 31, 2007, we have issued and sold an aggregate of 262,501 shares of our common stock to two investors at a price of $1.00 per share pursuant to exercises of warrants.

The sales of the above securities in items 1, 2, 3, 4, 5 and 8 were deemed to be exempt from registration under the Securities Act as sales to accredited investors in reliance upon Section 4(2) of the Securities Act. The sales of the above securities in items 6 and 7 were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with Ellie Mae, to information about Ellie Mae.

Item 16.	Exhibits and Financial Statements

(a) Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.

2.1*	Asset Purchase Agreement, by and among Ellie Mae, Inc., Stewart Lender Services, Inc. and Online Documents, Inc., dated as of September 30, 2008.

2.2*	Agreement and Plan of Merger, by and among Ellie Mae, Inc., Mavent Acquisition Corp., Mavent Holdings Inc. and the principal stockholders listed therein, dated as of November 25, 2009.

3.1(a)*	Amended and Restated Certificate of Incorporation of Ellie Mae, Inc., as currently in effect.

3.1(b)*	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Ellie Mae, Inc., as currently in effect.

3.2(a)	Form of Amended and Restated Certificate of Incorporation of Ellie Mae, Inc. (effecting a reverse stock split of Ellie Mae, Inc. common stock and preferred stock).

3.2(b)	Form of Amended and Restated Certificate of Incorporation of Ellie Mae, Inc., to be in effect upon completion of the offering.

3.3*	Bylaws of Ellie Mae, Inc., as currently in effect.

3.4	Form of Amended and Restated Bylaws of Ellie Mae, Inc., to be in effect upon completion of the offering.

Exhibit No.	Description of Exhibit

4.1*	Form of Ellie Mae, Inc.’s Common Stock Certificate.

4.2*	Amended and Restated Investors’ Rights Agreement, by and among Ellie Mae, Inc. and the investors listed therein, dated December 21, 2005.

4.3*	Amendment and Waiver to Amended and Restated Investor Rights Agreement, by and among Ellie Mae, Inc. and the investors listed therein, dated March 31, 2010.

4.4*	Common Stock Purchase Warrant, issued to FL Advisors, LLC, dated March 23, 2004.

4.5*	Common Stock Purchase Warrant, issued to New Casa 188, LLC, dated September 30, 2008.

4.6*	Form of Warrants issued to existing stockholders in connection with the Company’s 2001 bridge financing.

4.7*	Amendment to Amended and Restated Investor Rights Agreement, by and among Ellie Mae, Inc., and the investors listed therein, dated September 16, 2010.

5.1**	Form of Opinion of Latham & Watkins LLP.

5.2**	Form of Opinion of Richards, Layton & Finger, P.A.

10.1*	Ellie Mae, Inc. Amended and Restated 1999 Stock Option and Incentive Plan, including the form of stock option agreement.

10.2*	Ellie Mae, Inc. 2009 Stock Option and Incentive Plan, including the form of stock option agreement.

10.3*	Form of Indemnification Agreement by and between Ellie Mae, Inc. and each of its directors and executive officers.

10.4*	Second Amended and Restated Employment Agreement of Sigmund Anderman, between Ellie Mae, Inc. and Sigmund Anderman, dated June 17, 2010.

10.5*	Offer Letter, between Ellie Mae, Inc. and Jonathan Corr, dated November 5, 2002.

10.6*	Offer Letter, between Ellie Mae, Inc. and Joseph Langner, dated December 11, 2002.

10.7*	Offer Letter, between Ellie Mae, Inc. and Edgar Luce, dated July 14, 2005.

10.8*	Amended and Restated Business Loan Agreement, by and between Comerica Bank and Ellie Mae, Inc., dated as of June 20, 2006.

10.9*	First Modification to Business Loan Agreement and Master Revolving Note and Waiver, by and between Ellie Mae, Inc. and Comerica Bank, dated as of May 15, 2008.

10.10*	Second Modification to Business Loan Agreement and Master Revolving Note, by and between Ellie Mae, Inc. and Comerica Bank, dated as of April 2, 2009.

10.11*	Sublease, by and between ADP Pleasanton National Service Center, Inc. and Ellie Mae, Inc., dated as of July 30, 2007.

10.12*	SAVVIS Master Services Agreement, by and between SAVVIS Communications Corporation and Ellie Mae, Inc., dated as of December 15, 2006.

10.13*	Option Acceleration Agreement, by and between Ellie Mae, Inc., and Sigmund Anderman, dated as of June 15, 2006.

10.14*	Form of Option Acceleration Agreements by and between Ellie Mae, Inc., and Jonathan Corr, Limin Hu, Joseph Langner, and Edgar Luce.

10.15*	Form of Change of Control Severance Agreement by and between Ellie Mae, Inc. and each of its executive officers.

10.16*†	Portal/LOS Link Agreement, by and between First American and Ellie Mae, Inc., dated as of January 1, 2007.

Exhibit No.	Description of Exhibit

10.17*	Amendment Number One to Portal Agreement, by and between First American and Ellie Mae, Inc., dated May 1, 2009.

10.18*†	Addendum Number One to Portal Agreement, by and between First Advantage Credco and Ellie Mae, Inc., dated August 31, 2009.

10.19*	Amendment Number Two to Portal/LOS Link Agreement, by and between First American and Ellie Mae, Inc., dated May 28, 2010.

10.20*†	Portal/LOS Link Agreement, by and between First American Title Insurance Company and Ellie Mae, Inc., dated as of June 1, 2010.

10.21*	Amended Strategic Relationship Agreement, by and between Ellie Mae, Inc. and SavingStreet, LLC, dated as of June 15, 2010.

10.22*	Amendment No. 1 to Amended Strategic Relationship Agreement, by and between Ellie Mae, Inc. and SavingStreet, LLC, effective as of July 1, 2010.

10.23*	Reseller Agreement, by and between CoreLogic Information Solutions, Inc. and Ellie Mae, Inc., dated as of December 20, 2010.

10.24*	Amendment to the Ellie Mae, Inc. 2009 Stock Option and Incentive Plan, effective April 15, 2010.

10.25*	Amendment to the Ellie Mae, Inc. 2009 Stock Option and Incentive Plan, effective September 16, 2010.

10.26	Amendment Number Three to Portal/LOS Link Agreement, by and between CoreLogic Information Solutions, Inc. and Ellie Mae, Inc., dated as of January 25, 2011.

10.27	Ellie Mae, Inc. 2011 Equity Incentive Award Plan.

10.28	Ellie Mae, Inc. Employee Stock Purchase Plan.

21.1*	List of subsidiaries.

23.1**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2**	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2).

23.3	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.4	Consent of Haskell & White LLP, independent auditor.

24.1*	Power of Attorney.

*	Previously filed.
**	To be filed by Amendment.
†	Confidential treatment has been requested with respect to portions of this exhibit.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on March 15, 2011.

ELLIE MAE, INC.

By:	/s/ Sigmund Anderman
	Name:	Sigmund Anderman
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on March 15, 2011.

Signature	Title

/s/ Sigmund Anderman Sigmund Anderman	Chief Executive Officer and Director (principal executive officer)

* Edgar Luce	Chief Financial Officer (principal financial and accounting officer)

* Carl Buccellato	Director

* Craig Davis	Director

* A. Barr Dolan	Director

* Jerry Hoerauf	Director

* Robert J. Levin	Director

* Bernard M. Notas	Director

* Frank Schultz	Director

* Alan Henricks	Director

*By	/s/ Sigmund Anderman
	Name:	Sigmund Anderman
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.

2.1*	Asset Purchase Agreement, by and among Ellie Mae, Inc., Stewart Lender Services, Inc. and Online Documents, Inc., dated as of September 30, 2008.

2.2*	Agreement and Plan of Merger, by and among Ellie Mae, Inc., Mavent Acquisition Corp., Mavent Holdings Inc. and the principal stockholders listed therein, dated as of November 25, 2009.

3.1(a)*	Amended and Restated Certificate of Incorporation of Ellie Mae, Inc., as currently in effect.

3.1(b)*	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Ellie Mae, Inc., as currently in effect.

3.2(a)	Form of Amended and Restated Certificate of Incorporation of Ellie Mae, Inc. (effecting a reverse stock split of Ellie Mae, Inc. common stock and preferred stock).

3.2(b)	Form of Amended and Restated Certificate of Incorporation of Ellie Mae, Inc., to be in effect upon completion of the offering.

3.3*	Bylaws of Ellie Mae, Inc., as currently in effect.

3.4	Form of Amended and Restated Bylaws of Ellie Mae, Inc., to be in effect upon completion of the offering.

4.1*	Form of Ellie Mae, Inc.’s Common Stock Certificate.

4.2*	Amended and Restated Investors’ Rights Agreement, by and among Ellie Mae, Inc. and the investors listed therein, dated December 21, 2005.

4.3*	Amendment and Waiver to Amended and Restated Investor Rights Agreement, by and among Ellie Mae, Inc. and the investors listed therein, dated March 31, 2010.

4.4*	Common Stock Purchase Warrant, issued to FL Advisors, LLC, dated March 23, 2004.

4.5*	Common Stock Purchase Warrant, issued to New Casa 188, LLC, dated September 30, 2008.

4.6*	Form of Warrants issued to existing stockholders in connection with the Company’s 2001 bridge financing.

4.7*	Amendment to Amended and Restated Investor Rights Agreement, by and among Ellie Mae, Inc., and the investors listed therein, dated September 16, 2010.

5.1**	Form of Opinion of Latham & Watkins LLP.

5.2**	Form of Opinion of Richards, Layton & Finger, P.A.

10.1*	Ellie Mae, Inc. Amended and Restated 1999 Stock Option and Incentive Plan, including the form of stock option agreement.

10.2*	Ellie Mae, Inc. 2009 Stock Option and Incentive Plan, including the form of stock option agreement.

10.3*	Form of Indemnification Agreement by and between Ellie Mae, Inc. and each of its directors and executive officers.

10.4*	Second Amended and Restated Employment Agreement of Sigmund Anderman, between Ellie Mae, Inc. and Sigmund Anderman, dated June 17, 2010.

10.5*	Offer Letter, between Ellie Mae, Inc. and Jonathan Corr, dated November 5, 2002.

10.6*	Offer Letter, between Ellie Mae, Inc. and Joseph Langner, dated December 11, 2002.

10.7*	Offer Letter, between Ellie Mae, Inc. and Edgar Luce, dated July 14, 2005.

10.8*	Amended and Restated Business Loan Agreement, by and between Comerica Bank and Ellie Mae, Inc., dated as of June 20, 2006.

10.9*	First Modification to Business Loan Agreement and Master Revolving Note and Waiver, by and between Ellie Mae, Inc. and Comerica Bank, dated as of May 15, 2008.

Exhibit No.	Description of Exhibit
10.10*	Second Modification to Business Loan Agreement and Master Revolving Note, by and between Ellie Mae, Inc. and Comerica Bank, dated as of April 2, 2009.

10.11*	Sublease, by and between ADP Pleasanton National Service Center, Inc. and Ellie Mae, Inc., dated as of July 30, 2007.

10.12*	SAVVIS Master Services Agreement, by and between SAVVIS Communications Corporation and Ellie Mae, Inc., dated as of December 15, 2006.

10.13*	Option Acceleration Agreement, by and between Ellie Mae, Inc., and Sigmund Anderman, dated as of June 15, 2006.

10.14*	Form of Option Acceleration Agreements by and between Ellie Mae, Inc., and Jonathan Corr, Limin Hu, Joseph Langner, and Edgar Luce.

10.15*	Form of Change of Control Severance Agreement by and between Ellie Mae, Inc. and each of its executive officers.

10.16*†	Portal/LOS Link Agreement, by and between First American and Ellie Mae, Inc., dated as of January 1, 2007.

10.17*	Amendment Number One to Portal Agreement, by and between First American and Ellie Mae, Inc., dated May 1, 2009.

10.18*†	Addendum Number One to Portal Agreement, by and between First Advantage Credco and Ellie Mae, Inc., dated August 31, 2009.

10.19*	Amendment Number Two to Portal/LOS Link Agreement, by and between First American and Ellie Mae, Inc., dated May 28, 2010.

10.20*†	Portal/LOS Link Agreement, by and between First American Title Insurance Company and Ellie Mae, Inc., dated as of June 1, 2010.

10.21*	Amended Strategic Relationship Agreement, by and between Ellie Mae, Inc. and SavingStreet, LLC, dated as of June 15, 2010.

10.22*	Amendment No. 1 to Amended Strategic Relationship Agreement, by and between Ellie Mae, Inc. and SavingStreet, LLC, effective as of July 1, 2010.

10.23*	Reseller Agreement, by and between CoreLogic Information Solutions, Inc. and Ellie Mae, Inc., dated as of December 20, 2010.

10.24*	Amendment to the Ellie Mae, Inc. 2009 Stock Option and Incentive Plan, effective April 15, 2010.

10.25*	Amendment to the Ellie Mae, Inc. 2009 Stock Option and Incentive Plan, effective September 16, 2010.

10.26	Amendment Number Three to Portal/LOS Link Agreement, by and between CoreLogic Information Solutions, Inc. and Ellie Mae, Inc., dated as of January 25, 2011.

10.27	Ellie Mae, Inc. 2011 Equity Incentive Award Plan.

10.28	Ellie Mae, Inc. Employee Stock Purchase Plan.

21.1*	List of subsidiaries.

23.1**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2**	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2).

23.3	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.4	Consent of Haskell & White LLP, independent auditor.

24.1*	Power of Attorney.

*	Previously filed.
**	To be filed by Amendment.
†	Confidential treatment has been requested with respect to portions of this exhibit.